  As filed with the U.S. Securities and Exchange Commission on November 16, 2005

                           Registration No. 333-127543

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM N-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                        PRE-EFFECTIVE AMENDMENT NO. 1 [X]

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                               AMENDMENT NO. 8 [X]

       John Hancock Life Insurance Company of New York SEPARATE ACCOUNT B
             (formerly, The Manufacturers Life Insurance Company of
                          New York Separate Account B)
                           (Exact Name of Registrant)

                 John Hancock Life Insurance Company of New York
         (formerly, The Manfacturers Life Insurance Company of New York)
                               (Name of Depositor)

                             100 Summitt Lake Drive
                                  Second Floor
                               Valhalla, NY 10595
          (Complete address of depositor's principal executive offices)

                  Depositor's Telephone Number: 1-888-267-7781

                                   ----------

                             JAMES C. HOODLET, ESQ.
                 John Hancock Life Insurance Company of New York
                              U.S. Protection - LAW
                               JOHN HANCOCK PLACE
                                BOSTON, MA 02117
                (Name and complete address of agent for service)

                                   ----------

                                    Copy to:
                            THOMAS C. LAUERMAN, ESQ.
                              Foley & Lardner 3000
                                 K Street, N.W.
                             Washington, D.C. 20007

                                   ----------

It is proposed that this filing will become effective as soon as practicable after the effective date of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       Prospectus dated November 17, 2005
                                for interests in
                               Separate Account B

                       Interests are made available under


                       PROTECTION VARIABLE UNIVERSAL LIFE

      a flexible premium variable universal life insurance policy issued by

                 JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK
                               ("John Hancock NY")

                 The policy provides a fixed account with fixed
                   rates of return declared by John Hancock NY
                     and the following investment accounts:

Science & Technology
Pacific Rim
Health Sciences
Emerging Growth
Small Cap Growth
Emerging Small Company
Small Cap Index
Dynamic Growth
Mid Cap Stock
Natural Resources
All Cap Growth
Strategic Opportunities
Financial Services
International Opportunities
International Stock
International Small Cap
International Equity Index B
Overseas Equity
American International
International Value
Quantitative Mid Cap
Mid Cap Index
Mid Cap Core
Global
Capital Appreciation
American Growth
U.S. Global Leaders Growth

Quantitative All Cap
All Cap Core
Large Cap Growth
Total Stock Market Index
Blue Chip Growth
U.S. Large Cap
Core Equity
Strategic Value
Large Cap Value
Classic Value
Utilities
Real Estate Securities
Small Cap Opportunities
Small Cap Value
Small Company Value
Special Value
Mid Value
Mid Cap Value
Value
All Cap Value
Growth & Income II
500 Index B
Fundamental Value
Growth & Income
Large Cap
Quantitative Value
American Growth-Income

Equity-Income
American Blue Chip Income and Growth
Income & Value
Managed
PIMCO VIT All Asset
Global Allocation
High Yield
U.S. High Yield Bond
Strategic Bond
Strategic Income
Global Bond
Investment Quality Bond
Total Return
American Bond
Real Return Bond
Bond Index B
Core Bond
Active Bond
U.S. Government Securities
Short-Term Bond
Money Market B
Lifestyle Aggressive 1000
Lifestyle Growth 820
Lifestyle Balanced 640
Lifestyle Moderate 460
Lifestyle Conservative 280

                            * * * * * * * * * * * *

     Please note that the SEC has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            GUIDE TO THIS PROSPECTUS
This prospectus is arranged in the following way:



     o Starting on the next page is a Table of Contents for this prospectus.



   oThe section after the Table of Contents is called "Summary of Benefits and Risks". It contains a summary of the benefits available under the policy and of the principal risks of purchasing the policy. You should read this section before reading any other section of this prospectus.



   oBehind the Summary of Benefits and Risks section is a section called "Fee
    Tables" that describes the fees and expenses you will pay when buying, owning and surrendering the policy.



   oBehind the Fee Tables section is a section called "Detailed Information".
    This section gives more details about the policy. It may repeat certain information contained in the Summary of Benefits and Risks section in order to put the more detailed information in proper context.



   oFinally, on the back cover of this prospectus is information concerning the Statement of Additional Information (the "SAI") and how the SAI, personalized illustrations and other information can be obtained.


After this prospectus ends, you will find all applicable state-specific supplements. After the supplements, if any, the prospectuses for the underlying portfolios begin. See the section of this prospectus entitled "The Investment Accounts" for a brief description of the portfolios.

                                TABLE OF CONTENTS





                                                                Page No.
                                                               ---------
SUMMARY OF BENEFITS AND RISKS ...........................        4
The Nature of the Policy ................................        4
Summary of Policy Benefits ..............................        4
   Death Benefit ........................................        4
   Surrender of the Policy ..............................        4
   Withdrawals .........................................        4
   Policy Loans .........................................        4
   Optional Supplementary Benefit Riders ................        5
   Investment Options ..................................        5
Summary of Policy Risks .................................        5
   Lapse Risk ...........................................        5
   Investment Risk ......................................        5
   Transfer Risk ........................................        5
   Early Surrender Risk .................................        5
   Market Timing Risk ...................................        5
   Tax Risks ............................................        6
FEE TABLES ..............................................        7
DETAILED INFORMATION ....................................      14
Your Investment Options .................................      14
Description of John Hancock NY ..........................      23
Description of Separate Account B .......................      24
The Fixed Account .......................................      24
The Death Benefit .......................................      24
   Limitations on payment of death benefit ..............      25
   Base Face Amount vs. Supplemental Face
      Amount ............................................      25
   The minimum death benefit ............................      25
   When the insured person reaches 121 ..................      26
   Requesting an increase in coverage ...................      26
   Requesting a decrease in coverage ....................      26
   Change of death benefit option .......................      27
   Tax consequences of coverage changes .................      27
   Your beneficiary .....................................      27
   Ways in which we pay out policy proceeds .............      27
   Changing a payment option ............................      27
   Tax impact of payment option chosen ..................      27
Premiums ................................................      28
   Planned Premiums .....................................      28
   Minimum initial premium ..............................      28
   Maximum premium payments .............................      28
   Processing premium payments ..........................      28
   Ways to pay premiums .................................      29
Lapse and reinstatement .................................      29
   Lapse ................................................      29
   No-Lapse Guarantee ...................................      29
   Cumulative Premium Test ..............................      30
   Death during grace period ............................      30
   Reinstatement ........................................      30
The Policy Value ........................................      30
   Allocation of future premium payments ................      31
   Transfers of existing policy value ...................      31


                                                                Page No.
                                                               ---------
Surrender and Withdrawals ...............................      32
   Surrender ............................................      32
   Withdrawals ..........................................      32
Policy loans ............................................      32
   Repayment of policy loans ............................      33
   Effects of policy loans ..............................      33
Description of Charges at the Policy Level ..............      33
   Deduction from premium payments ......................      33
   Deductions from policy value .........................      33
   Additional information about how certain policy
      charges work ......................................      35
   Sales expenses and related charges ...................      35
   Method of deduction ..................................      35
   Reduced charges for eligible classes .................      35
   Other charges we could impose in the future ..........      35
Description of Charges at the Portfolio Level ...........      35
Other Policy Benefits, Rights and Limitations ...........      36
   Optional supplementary benefit riders you can
      add ...............................................      36
   Variations in policy terms ...........................      36
   Procedures for issuance of a policy ..................      36
   Commencement of insurance coverage ...................      36
   Backdating ...........................................      37
   Temporary coverage prior to policy delivery ..........      37
   Monthly deduction dates ..............................      37
   Changes that we can make as to your policy ...........      37
   The owner of the policy ..............................      37
   Policy cancellation right ............................      38
   Reports that you will receive ........................      38
   Assigning your policy ................................      38
   When we pay policy proceeds ..........................      38
   General ..............................................      38
   Delay to challenge coverage ..........................      38
   Delay for check clearance ............................      39
   Delay of separate account proceeds ...................      39
   Delay of general account surrender proceeds ..........      39
   How you communicate with us ..........................      39
   General Rules ........................................      39
   Telephone, Facsimile and Internet Transactions .......      40
   Distribution of Policies .............................      40
Tax considerations ......................................      41
   General ..............................................      41
   Policy proceeds ......................................      41
   Other policy distributions ...........................      42
   Diversification rules and ownership of the
      Account ...........................................      42
   7-pay premium limit ..................................      43
   Corporate and H.R. 10 plans ..........................      43
Financial statements reference ..........................      43
Registration statement filed with the SEC ...............      43
Independent Registered Public Accounting Firm ...........      43

                          SUMMARY OF BENEFITS AND RISKS


The Nature of the Policy

     The policy's primary purpose is to provide lifetime protection against economic loss due to the death of the insured person. The policy is unsuitable as a short-term savings vehicle because of the substantial policy-level charges. We are obligated to pay all amounts promised under the policy. The value of the amount you have invested under the policy may increase or decrease daily based upon the investment results of the investment accounts that you choose. The amount we pay to the policy's beneficiary upon the death of the insured person (we call this the "death benefit") may be similarly affected. That's why the policy is referred to as a "variable" life insurance policy. We call the investments you make in the policy "premiums" or "premium payments". The amount we require as your first premium depends upon the specifics of your policy and the insured person. Except as noted in the "Detailed Information" section of this prospectus, you can make any other premium payments you wish at any time. That's why the policy is called a "flexible premium" policy.


Summary of Policy Benefits


Death Benefit

     When the insured person dies, we will pay the death benefit minus any outstanding loans. There are two ways of calculating the death benefit (Option 1 and Option 2). You choose which one you want in the application. The two death benefit options are:

   oOption 1 - The death benefit will equal the greater of (1) the Total Face
    Amount, or (2) the minimum death benefit (as described under "The minimum death benefit" provision in the "Detailed Information" section of this prospectus).

   oOption 2 - The death benefit will equal the greater of (1) the Total Face
    Amount plus the policy value on the date of death, or (2) the minimum death benefit.


Surrender of the Policy

     You may surrender the policy in full at any time. If you do, we will pay you the policy value less any outstanding policy debt and less any surrender charge that then applies. This is called your "net cash surrender value". You must return your policy when you request a surrender.

     If you have not taken a loan on your policy, the "policy value" of your policy will, on any given date, be equal to:

     o the amount you invested,

     o plus or minus the investment experience of the investment options you've chosen,

     o minus all charges we deduct, and

     o minus all withdrawals you have made.

     If you take a loan on your policy, your policy value will be computed somewhat differently. See "Effects of policy loans".


Withdrawals

     After the first policy year, you may make a withdrawal of part of your surrender value. Generally, each withdrawal must be at least $500. There is a fee (usually $25) for each withdrawal. Your policy value is automatically reduced by the amount of the withdrawal and the charge. We reserve the right to refuse a withdrawal if it would reduce the net cash surrender value or the Total Face Amount below certain minimum amounts.


Policy Loans

     You may borrow from your policy at any time by completing the appropriate form. Generally, the minimum amount of each loan is $500. The maximum amount you can borrow is determined by a formula (see the section entitled "Policy Loans" for the formula). Interest is charged on each loan. You can pay the interest or allow it to become part of the outstanding loan balance. You can repay all or part of a loan at any time. If there is an outstanding loan when the insured person dies, it will be deducted from the death benefit. Outstanding loans also permanently affect the calculation of your policy value.

Optional Supplementary Benefit Riders

     When you apply for the policy, you can request any of the optional supplementary benefit riders that we make available. Availability of riders varies from state to state. Charges for most riders will be deducted monthly from the policy value.


Investment Options

     The policy offers a number of investment options, as listed on the cover of this prospectus. There is an option that provides a fixed rate of return. Such an option is referred to in this prospectus as a "fixed account". The rest of the options have returns that vary depending upon the investment results of underlying portfolios. These options are referred to in this prospectus as "investment accounts". The fixed account and the investment accounts are sometimes collectively referred to in this prospectus as the "accounts". The investment accounts cover a broad spectrum of investment styles and strategies. Although the portfolios of the Series Funds that underly those investment accounts operate like publicly traded mutual funds, there are important differences between the investment accounts and publicly-traded mutual funds. On the plus side, you can transfer money from one investment account to another without tax liability. Moreover, any dividends and capital gains distributed by each underlying portfolio are automatically reinvested and reflected in the portfolio's value and create no taxable event for you. On the negative side, if and when policy earnings are distributed (generally as a result of a surrender or withdrawal), they will be treated as ordinary income instead of as capital gains. Also, you must keep in mind that you are purchasing an insurance policy and you will be assessed charges at the policy level as well as at the fund level. Such policy level charges, in aggregate, are significant and will reduce the investment performance of your investment accounts.


Summary of Policy Risks


Lapse Risk

     If the net cash surrender value is insufficient to pay the charges when due and the no-lapse guarantee is not in effect, your policy can terminate (i.e. "lapse"). This can happen because you haven`t paid enough premiums or because the investment performance of the investment accounts you've chosen has been poor or because of a combination of both factors. You'll be given a "grace period" within which to make additional premium payments to keep the policy in effect. If lapse occurs, you'll be given the opportunity to reinstate the policy by making the required premium payments and satisfying certain other conditions.

     Since withdrawals reduce your policy value, withdrawals increase the risk of lapse. Policy loans also increase the risk of lapse.


Investment Risk

     As mentioned above, the investment performance of any investment account may be good or bad. Your policy value will rise or fall based on the investment performance of the investment accounts you've chosen. Some investment accounts are riskier than others. These risks (and potential rewards) are discussed in detail in the attached prospectuses of the underlying portfolios.


Transfer Risk

     There is a risk that you will not be able to transfer your policy value from one investment account to another because of limitations on the dollar amount or frequency of transfers you can make. The limitation on transfers out of the fixed account are more restrictive than those that apply to transfers out of investment accounts.


Early Surrender Risk

     There are surrender charges assessed if you surrender your policy in the first 10 years from the purchase of the policy (or in the first 10 years a Face Amount increase is in effect). Depending on the amount of premium paid and the policy value at the time you are considering surrender, there may be little or no surrender value payable to you if the policy is surrendered.


Market Timing Risk

     Investment accounts in variable life insurance products can be a prime target for abusive transfer activity because these products value their investment accounts on a daily basis and allow transfers among investment accounts without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of investment accounts in reaction to market news or to exploit a perceived pricing inefficiency. Whatever the reason, long-term investors in an investment account can be harmed by frequent transfer activity since such activity may expose the investment account's underlying portfolio to increased portfolio transaction costs and/or disrupt the portfolio manager's ability to effectively manage the portfolio's investments in accordance with the portfolio's investment objectives and policies, both of which may result in dilution with respect to interests held for long-term investment.

     To discourage disruptive frequent trading activity, we impose restrictions on transfers (see "Transfers of existing policy value") and reserve the right to change, suspend or terminate telephone, facsimile and internet transaction privileges (see "How you communicate with us"). In addition, we reserve the right to take other actions at any time to restrict trading, including, but not limited to: (i) restricting the number of transfers made during a defined period, (ii) restricting the dollar amount of transfers, and (iii) restricting transfers into and out of certain investment accounts. We also reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the underlying portfolio.

     While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so. Therefore, no assurance can be given that the restrictions we impose will be successful in preventing all disruptive frequent trading and avoiding harm to long-term investors.


Tax Risks

     In order for you to receive the tax benefits accorded life insurance under the Internal Revenue Code, your policy must comply with certain requirements of the Code. We will monitor your policy for compliance with these requirements, but a policy might fail to qualify as life insurance in spite of our monitoring. If this were to occur, you would be subject to income tax on the income credited to your policy for the period of disqualification and all subsequent periods. The tax laws also contain a so-called "7 pay limit" that limits the amount of premium that can be paid in relation to the policy's death benefit. If the limit is violated, the policy will be treated as a "modified endowment contract", which can have adverse tax consequences. There are also certain Treasury Department rules referred to as the "investor control rules" that determine whether you would be treated as the "owner" of the assets underlying your policy. If that were determined to be the case, you would be taxed on any income or gains those assets generate. In other words, you would lose the value of the so-called "inside build-up" that is a major benefit of life insurance.

     In general, you will be taxed on the amount of distributions that exceed the premiums paid under the policy. Any taxable distribution will be treated as ordinary income (rather than as capital gains) for tax purposes. If you have elected the Long-Term Care Acceleration Rider, you may be deemed to have received a distribution for tax purposes each time a deduction is made from your policy value to pay the rider charge. The tax laws are not clear on this point.

     There is a tax risk associated with policy loans. Although no part of a loan is treated as income to you when the loan is made unless your policy is a "modified endowment contract"), surrender or lapse of the policy would result in the loan being treated as a distribution at the time of lapse or surrender. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans and an insured person of advanced age, you might find yourself having to choose between high premium requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

     Tax consequences of ownership or receipt of policy proceeds under federal, state and local estate, inheritance, gift and other tax laws can vary greatly depending upon the circumstances of each owner or beneficiary. There can also be unfavorable tax consequences on such things as the change of policy ownership or assignment of ownership interests. For these and all the other reasons mentioned above, we recommend you consult with a qualified tax adviser before buying the policy and before exercising certain rights under the policy.

                                   FEE TABLES
     This section contains five tables that describe all of the fees and expenses that you will pay when buying and owning the policy. In the first three tables, certain entries show the minimum charge, the maximum charge and the charge for a representative insured person. Other entries show only the maximum charge we can assess and are labeled as such. Except where necessary to show a rate greater than zero, all rates shown in the tables have been rounded to two decimal places as required by prospectus disclosure rules. Consequently, the actual rates charged may be slightly higher or lower than those shown in the tables.

     The first table below describes the fees and expenses that you will pay at the time that you pay a premium, withdraw policy value, surrender the policy, lapse the policy or transfer policy value between investment accounts.


                                   Transaction Fees
              Charge                                When Charge is Deducted
 Maximum premium charge                 Upon payment of premium
 Maximum withdrawal fee                 Upon making a withdrawal
 Surrender charge(1)                    Upon surrender, policy lapse or any reduction
                                        in Base Face Amount
  Maximum surrender charge
  Minimum surrender charge
  Surrender charge for
  respresentative insured person
 Maximum transfer fee                   Upon each transfer into or out of an
                                        investment account beyond an annual limit of
                                        not less than 12



              Charge                                 Amount Deducted
 Maximum premium charge                 8% of each premium paid
 Maximum withdrawal fee                 $25
 Surrender charge(1)
  Maximum surrender charge              $128 per thousand dollars of Base Face
                                        Amount
  Minimum surrender charge              $2.78 per thousand dollars of Base Face
                                        Amount
  Surrender charge for                  $14.10 per thousand dollars of Base
  respresentative insured person        Face Amount
 Maximum transfer fee                   $25 (currently $0)(2)


(1) A surrender charge is applicable for 10 policy years from the Policy Date or any increase in the Base Face Amount, and is calculated as a percentage of the Surrender Charge Calculation Limit stated in the Policy Specifications page of your policy. The percentage applied to the calculation starts out at 100% and reduces over the surrender charge period. The charges shown in the table are the amounts applied in the first year of the surrender charge period. The Surrender Charge Calculation Limit varies by the sex, issue age and underwriting risk class of the insured person. The maximum charge shown in the table is for a 90 year old male substandard smoker underwriting risk, the minimum charge shown is for a 0 year old female standard, and the charge for a representative insured person is for a 45 year old male standard non-smoker.

(2) This charge is not currently imposed, but we reserve the right to do so in the policy.

     The next two tables describe the charges and expenses that you will pay periodically during the time you own the policy. These tables do not include fees and expenses paid at the portfolio level. Except for the policy loan interest rate, all of the charges shown in the tables are deducted from your policy value. The second table is devoted only to optional supplementary rider benefits.


  Periodic Charges Other Than Fund Operating Expenses
                                       When Charge is
             Charge                       Deducted
 Cost of insurance charge:(1)        Monthly
  Minimum charge
  Maximum charge
  Charge for representative
  insured person
 Face Amount charge:(2)              Monthly for a duration
  Minimum charge                     varying with the age of
  Maximum charge                     the insured person (see footnote 2)
  Charge for representative
  insured person
 Administrative charge               Monthly
 Asset-based risk charge(3)          Monthly
 Maximum policy loan interest        Accrues daily
 rate(4)                             Payable annually



                                                                   Amount Deducted
             Charge                            Guaranteed Rate                           Current Rate
 Cost of insurance charge:(1)
  Minimum charge                     $0.02 per $1,000 of NAR                  $0.02 per $1,000 of NAR
  Maximum charge                     $83.33 per $1,000 of NAR                 $83.33 per $1,000 of NAR
  Charge for representative          $0.20 per $1,000 of NAR                  $0.10 per $1,000 of NAR
  insured person
 Face Amount charge:(2)
  Minimum charge                     $0.02 per $1,000 of Base Face            $0.02 per $1,000 of Base Face
                                     Amount                                   Amount
  Maximum charge                     $.79 per $1,000 of Base Face             $.79 per $1,000 of Base Face
                                     Amount                                   Amount
  Charge for representative          $0.14 per $1,000 of Base Face            $0.14 per $1,000 of Base Face
  insured person                     Amount                                   Amount
 Administrative charge               $ 15                                     $ 15
 Asset-based risk charge(3)          0.08% of policy value in policy          0.08% of policy value in policy
                                     years 1-15                               years 1-15
                                     0.02% of policy value in policy          0.00% of policy value in policy
                                     year 16 and thereafter                   year 16 and thereafter
 Maximum policy loan interest        4.25%                                    4.25%
 rate(4)


(1) The insurance charge is determined by multiplying the amount of insurance for which we are at risk (the net amount at risk or "NAR") by the applicable cost of insurance rate. The rates vary widely depending upon the length of time the policy has been in effect, the insurance risk characteristics of the insured person and (generally) the gender of the insured person. The "minimum" rate shown in the table is the rate in the first policy year for a policy issued to cover a 5 year old female preferred underwriting risk. The "maximum" rate shown in the table at both guaranteed and current rates is the rate in the first policy year for a policy issued to cover a 90 year old male substandard smoker underwriting risk. This includes the so-called "extra mortality charge". The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk with a policy in the first policy year. The charges shown in the table may not be particularly relevant to your current situation. For more information about cost of insurance rates, talk to your John Hancock NY representative.

(2) The duration of the face amount charge varies based upon the age of the insured person as of the anniversary date nearest the Policy Date or, if applicable, the date of the increase in Base Face Amount, as follows: age 50 and under, 4 years; age 51, 5 years; age 52, 6 years; age 53, 7 years; age 54, 8 years; age 55, 9 years; and age 56 and over, 10 years. The charge is determined by multiplying the Base Face Amount at issue (or an increase in the Base Face Amount, as applicable) by the applicable rate. The rates vary by the sex, age and risk class of the insured person. The "minimum" charge shown in the table is for a 0 year old female. The "maximum" rate shown is for a 90 year old male substandard smoker. The "representative insured person" referred to in the table is a 45 year old male standard risk.

(3) This charge only applies to that portion of policy value held in the investment accounts. The charge determined does not apply to any fixed account.

(4) 4.25% is the maximum effective annual interest rate we can charge and applies only during policy years 1-10. The effective annual interest rate is 3.0% thereafter (although we reserve the right to increase the rate after the tenth policy year to as much as 3.25%). The amount of any loan is transferred from the accounts to a special loan account which earns interest at an effective annual rate of 3.0%. Therefore, the cost of a loan is the difference between the loan interest we charge and the interest we credit to the special loan account.

                                                 Rider Charges
                                                   When Charge is
                   Charge                             Deducted                      Amount Deducted
 Total Disability Waiver of Monthly               Monthly
 Deductions Rider:(1)
  Minimum charge                                                       4.00% of all other monthly charges
  Maximum charge                                                       36.00% of all other monthly charges
  Charge for representative insured person                             7% of all other monthly charges
 Disability Payment of Specified Premium          Monthly
 Rider:(2)
  Minimum charge                                                       $15.90 per $1,000 of Specified Premium
  Maximum charge                                                       $198.67 per $1,000 of Specified Premium
  Charge for representative insured person                             $51.66 per $1,000 of Specified Premium
 Extended No-Lapse Guarantee Rider:(3)            Monthly
  Minimum charge                                                       $0.02 per $1,000 of Base Face Amount
  Maximum charge                                                       $0.08 per $1,000 of Base Face Amount
  Charge for representative insured person                             $0.03 per $1,000 of Base Face Amount


(1) The charge for this rider is determined by multiplying the total of all monthly charges (other than the charge for the rider) by the applicable rate. The rates vary by the issue age and the disability insurance risk characteristics of the insured person. The "minimum" rate shown in the table is for a 15 year old standard or preferred underwriting risk. The "maximum" rate shown in the table is for a 59 year old substandard underwriting risk. The "representative insured person" referred to in the table is a 45 year old standard or preferred underwriting risk.

(2) The charge for this rider is determined by multiplying the Specified Premium by the applicable rate. The Specified Premium is stated in the Policy Specifications page of your policy. The rates vary by the sex, issue age and the disability insurance risk characteristics of the insured person. The "minimum" rate shown in the table is for a 15 year old male standard non-smoker underwriting risk. The "maximum" rate shown in the table is for a 54 year old female substandard smoker underwriting risk. The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk.

(3) The charge for this rider is determined by multiplying the Base Face Amount by the applicable rate. The rates vary by sex, issue age, and risk classification of the insured person. The "minimum" rate shown in the table is for a 0 year old female standard non-smoker underwriting risk. The "maximum" rate shown in the table is for a 90 year old male standard smoker underwriting risk. The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk.

     The next table describes the minimum and maximum portfolio level fees and expenses charged by any of the portfolios underlying a variable investment option offered through this prospectus, expressed as a percentage of average net assets (rounded to two decimal places). These expenses are deducted from portfolio assets.


            Total Annual Portfolio Operating Expenses                   Minimum        Maximum
 Range of expenses, including management fees, distribution and/
                                                                       0.50%          1.53%
 or service (12b-1) fees, and other expenses

     The next table describes the fees and expenses for each class of shares of each portfolio underlying a variable investment option offered through this prospectus. None of the portfolios charge a sales load or surrender fee. The fees and expenses do not reflect the fees and expenses of any variable insurance contract or qualified plan which may use the portfolio as its underlying investment medium. Except for the American International, American Growth, American Growth-Income, American Blue Chip Income and Growth, American Bond and PIMCO VIT All Asset portfolios, all of the portfolios shown in the table are NAV class shares that are not subject to Rule 12b-1 fees. These NAV class shares commenced operations on April 29, 2005. The expense ratios shown in the table for the NAV class shares of a portfolio are estimates for the current fiscal year. In those cases where a portfolio had a Series I class of shares in operation during 2004, the NAV class estimates are based upon the expense ratios of the portfolio's Series I shares for the year ended December 31, 2004 (adjusted to reflect the absence of a Rule 12b-1 fee applicable to the NAV shares). In the case of the American International, American Growth, American Growth-Income, American Blue Chip Income and Growth, American Bond, and PIMCO VIT All Asset portfolios, the expense ratios are based upon the portfolio's actual expenses for the year ended December 31, 2004.

Portfolio Annual Expenses
(as a percentage of portfolio average net assets, rounded to two decimal places)


                                                Management                            Other              Total
Portfolio                                          Fees           12b-1 Fees        Expenses        Annual Expenses
-----------------------------------------      ------------      ------------      ----------      ----------------
 Science & Technology ...................      1.04%A            N/A               0.07%           1.11%
 Pacific Rim ............................      0.80%             N/A               0.28%           1.08%
 Health Sciences ........................      1.05%A            N/A               0.11%           1.16%
 Emerging Growth ........................      0.80%             N/A               0.07%           0.87%
 Small Cap Growth .......................      1.08%             N/A               0.07%           1.15%
 Emerging Small Company .................      1.00%             N/A               0.06%           1.06%
 Small Cap ..............................      0.85%             N/A               0.07%           0.92%
 Small Cap Index ........................      0.49%             N/A               0.03%           0.52%
 Dynamic Growth .........................      0.95%             N/A               0.07%           1.02%
 Mid Cap Stock ..........................      0.86%             N/A               0.05%           0.91%
 Natural Resources ......................      1.01%             N/A               0.07%           1.08%
 All Cap Growth .........................      0.89%             N/A               0.06%           0.95%
 Strategic Opportunities ................      0.80%             N/A               0.07%           0.87%
 Financial ServicesF ....................      0.88%F            N/A               0.08%           0.96%
 International Opportunities ............      0.90%             N/A               0.20%           1.06%
 International Stock ....................      0.90%             N/A               0.16%           1.06%
 International Small Cap ................      1.00%             N/A               0.19%           1.19%
 International Equity Index B G .........      0.55%             N/A               0.04%           0.59%
 Overseas Equity ........................      1.05%             N/A               0.09%           1.14%
 American International E ...............      0.54%             0.60%             0.08%           1.22%
 International Value ....................      0.87%D            N/A               0.15%           1.02%
 Quantitative Mid Cap ...................      0.75%             N/A               0.09%           0.84%
 Mid Cap Index ..........................      0.49%             N/A               0.03%           0.52%
 Mid Cap Core ...........................      0.90%             N/A               0.16%           1.06%
 Global .................................      0.85%D            N/A               0.15%           1.00%
 Capital Appreciation ...................      0.85%             N/A               0.07%           0.92%
 American Growth E ......................      0.35%             0.60%             0.03%           0.98%
 U.S. Global Leaders Growth .............      0.71%             N/A               0.73%           1.44%C
 Quantitative All Cap ...................      0.71%             N/A               0.05%           0.76%
 All Cap Core ...........................      0.80%             N/A               0.07%           0.87%
 Large Cap Growth .......................      0.85%             N/A               0.06%           0.91%
 Total Stock Market Index ...............      0.49%             N/A               0.03%           0.52%
 Blue Chip Growth .......................      0.82%A            N/A               0.04%           0.86%
 U.S. Large Cap .........................      0.82%             N/A               0.06%           0.88%
 Core Equity ............................      0.85%             N/A               0.06%           0.91%
 Strategic Value ........................      0.85%             N/A               0.09%           0.94%
 Large Cap Value ........................      0.85%             N/A               0.13%           0.98%
 Classic Value ..........................      0.80%             N/A               0.56%           1.36%C
 Utilities ..............................      0.85%             N/A               0.25%           1.10%
 Real Estate Securities .................      0.70%             N/A               0.05%           0.75%
 Small Cap Opportunities ................      1.00%             N/A               0.08%           1.08%
 Small Cap Value ........................      1.08%             N/A               0.08%           1.16%
 Small Company Value ....................      1.04%A            N/A               0.01%           1.05%
 Special Value ..........................      1.00%             N/A               0.28%           1.28%
 Mid Value ..............................      1.01%A            N/A               0.07%           1.08%
 Mid Cap Value ..........................      0.87%             N/A               0.05%           0.92%

                                                        Management                           Other              Total
Portfolio                                                  Fees          12b-1 Fees        Expenses        Annual Expenses
-------------------------------------------------      -----------      ------------      ----------      ----------------
 Value ..........................................      0.74%            N/A               0.06%           0.80%
 All Cap Value ..................................      0.84%            N/A               0.06%           0.90%
 Growth & Income II .............................      0.68%            N/A               0.03%           0.71%
 500 Index B G ..................................      0.47%            N/A               0.03%           0.50%
 Fundamental ValueF .............................      0.84%F           N/A               0.05%           0.89%
 Growth & Income I ..............................      0.76%            0.05%             0.04%           0.85%
 Large Cap ......................................      0.85%            N/A               0.15%           1.00%
 Quantitative Value .............................      0.70%            N/A               0.08%           0.78%
 American Growth-Income E .......................      0.29%            0.60%             0.03%           0.92%
 Equity-Income ..................................      0.81%A           N/A               0.05%           0.86%
 American Blue Chip Income and Growth E .........      0.45%            0.60%             0.05%           1.10%
 Income & Value .................................      0.79%            N/A               0.04%           0.83%
 Managed ........................................      0.69%            N/A               0.04%           0.73%
 PIMCO VIT All Asset Portfolio ..................      0.20%            0.25%             1.08%           1.53%H
 Global Allocation ..............................      0.85%            N/A               0.20%           1.05%
 High Yield .....................................      0.68%            N/A               0.07%           0.75%
 U.S. High Yield Bond ...........................      0.75%            N/A               0.21%           0.96%
 Strategic Bond .................................      0.70%            N/A               0.08%           0.78%
 Strategic Income ...............................      0.73%            N/A               0.46%           1.19%
 Global Bond ....................................      0.70%            N/A               0.10%           0.80%
 Investment Quality Bond ........................      0.60%            N/A               0.09%           0.69%
 Total Return ...................................      0.70%            N/A               0.05%           0.75%
 American BondE .................................      0.44%            0.60%             0.04%           1.08%
 Real Return Bond ...............................      0.70%            N/A               0.07%           0.77%
 Bond Index B G .................................      0.47%            N/A               0.03%           0.50%
 Core Bond ......................................      0.69%            N/A               0.21%           0.90%
 Active Bond ....................................      0.61%            N/A               0.04%           0.65%
 U.S. Government Securities .....................      0.62%            N/A               0.07%           0.69%
 Short-Term Bond ................................      0.58%            N/A               0.05%           0.63%
 Money Market B G ...............................      0.49%            N/A               0.04%           0.53%
 Lifestyle Aggressive 1000B .....................      0.05%            N/A               1.02%           1.07%
 Lifestyle Growth 820B ..........................      0.05%            N/A               0.95%           1.00%
 Lifestyle Balanced 640B ........................      0.05%            N/A               0.90%           0.95%
 Lifestyle Moderate 460B ........................      0.05%            N/A               0.87%           0.92%
 Lifestyle Conservative 280B ....................      0.05%            N/A               0.79%           0.84%


A The Adviser has voluntarily agreed to waive a portion of its management fee for the Science & Technology, Health Sciences, Blue Chip Growth, Equity-Income, Small Company Value and Mid Value portfolios. If the management fee waiver were reflected, it is estimated that the management fees for these portfolios would be as follows (as a percentage of the portfolio's net assets for the fiscal year ended December 31, 2004).


  Science & Technology .........      1.02%
  Health Sciences ..............      1.03%
  Blue Chip Growth .............      0.80%
  Equity-Income ................      0.79%
  Mid Value ....................      0.99%
  Small Company Value ..........      1.02%


The Adviser's voluntary fee waiver is based upon the combined assets of these six portfolios, together with other portfolios managed by the Adviser on behalf of our affiliates, exceeding specified levels. This fee waiver may be terminated at any time by the Adviser.

B Each of the Lifestyle Trusts may invest in all the other Trust portfolios except the American Growth Trust, the American International Trust, the American Blue Chip Income and Growth Trust, the American Growth-Income Trust and the American Bond Trust.

"Other Expenses" reflects the expenses of the underlying portfolios as well as the expenses of the Lifestyle Trust. The Adviser is currently paying a portion of the expenses of each Lifestyle Trust. The expenses above do not reflect this expense reimbursement.

If such expense reimbursement were reflected, it is estimated that "Other Expenses" and "Total Annual Expenses" would be:



                                            Other              Total
                                          Expenses        Annual Expenses
                                         ----------      ----------------
  Lifestyle Aggressive 1000 .......        1.01%              1.06%
  Lifestyle Growth 820 ............        0.94%              0.99%
  Lifestyle Balanced 640 ..........        0.89%              0.94%
  Lifestyle Moderate 460 ..........        0.86%              0.91%
  Lifestyle Conservative 280 ......        0.78%              0.83%


This voluntary expense reimbursement may be terminated at any time.

C For certain portfolios, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, Rule 12b-1 fees, transfer agency fees, blue sky fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceed certain annual rates. In the case of the U.S. Global Leaders Growth and Classic Value portfolios, the Adviser reimbursed the portfolio for certain expenses for the year ended December 31, 2004. If such expense reimbursement were reflected, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be:


                                                                           Total
                                          Other Expenses        Annual Expenses
                                         ----------------      ----------------
  U.S. Global Leaders Growth ......           0.50%                 1.21%
  Classic Value ...................           0.50%                 1.30%


These voluntary expense reimbursements may be terminated at any time.

D Effective December 9, 2003, due to a decrease in the subadvisory fees for the Global and International Value portfolios, the Adviser voluntarily agreed to waive its advisory fees so that the amount retained by the Adviser after payment of the subadvisory fees for each such portfolio does not exceed 0.35% of the portfolio's average net assets. For the year ended December 31, 2004, the effective annual advisory fee for the Global and International Value portfolios was 0.80% and 0.80%, respectively. These advisory fee waivers may be rescinded at any time.

E Reflects the aggregate annual operating expenses of Series I of each portfolio and its corresponding master fund of the American Fund Insurance Series. In the case of the American Growth, American International, American Blue Income and Growth, American Growth-Income and American Bond portfolio, during the year ended December 31, 2004, Capital Research Management Company (the adviser to the American Growth, American International, American Blue Income and Growth, American Growth-Income and American Bond portfolios) voluntarily reduced investment advisory fees to rate provided by amended agreement effective April 1, 2004. If such fee waiver had been reflected, the advisory fee would be 0.34%, 0.53%, 0.44%, 0.28% and Total Trust Annual Expenses would be 0.97%, 1.21%, 1.09%, 0.91%, and 0.40%.

F The Adviser has voluntarily agreed to reduce its advisory fee for the Financial Services and Fundamental Value portfolios to the amounts shown below. These advisory fee waivers may be terminated at any time.


                                                               Between $50 million         Excess Over
Portfolio                            First $50 million*         and $500 million*         $500 million*
------------------------------      --------------------      ---------------------      --------------
  Financial Services .........             0.85%                     0.80%                   0.75%
  Fundamental Value ..........             0.85%                     0.80%                   0.75%


    * as a percentage of average annual net assets.

If such advisory fee waiver were reflected, it is estimated that the advisory fees for these portfolios would have been as follows:



  Financial Services .........      0.83%
  Fundamental Value ..........      0.79%


 G The Trust sells these portfolios only to certain variable life insurance and variable annuity separate accounts of John Hancock Life Insurance Company and its affiliates. Each portfolio is subject to an expense cap pursuant to an agreement between the Trust and the Adviser. The expense cap is as follows: the Adviser has agreed to waive its advisory fee (or, if necessary, reimburse expenses of the portfolio) in an amount so that the rate of the portfolio's "Annual Operating Expenses" does not exceed the rate noted in the table under "Total Annual Expenses." If this expense cap were included, the Total Annual Expenses for these portfolios would be reduced by 0.25%. A portfolio's "Annual Operating Expenses" includes all of its operating expenses including advisory fees and Rule 12b-1 fees, but excludes taxes, brokerage commissions, interest, litigation and indemnification expenses and extraordinary expenses of the portfolio not incurred in the ordinary course of the portfolio`s business. Under the Agreement, the Adviser's obligation to provide the expense cap with respect to a particular portfolio terminates only if the Trust, without the prior written consent of the Adviser, sells shares of the portfolio to (or has shares of the portfolio held by) any person other than the variable life insurance or variable annuity insurance separate accounts of John Hancock Life Insurance Company or any of its affiliates that are specified in the agreement.

H The PIMCO VIT All Asset Portfolio may invest in any of a number of underlying funds offered by the PIMCO Funds (the "PIMS Funds"). Underlying PIMS Fund expenses for the portfolio are estimated based upon an allocation of the portfolio's assets among the underlying PIMS Funds and upon the total annual operating expenses of the Institutional Class shares of these underlying PIMS Funds. Underlying PIMS Fund expenses will vary with changes in the expenses of the underlying PIMS Funds, as well as allocation of the portfolio's assets, and may be higher or lower than those shown above. The underlying PIMS Fund net operating expenses for the most recent fiscal year range from 0.32% to 0.85%. PIMCO has contractually agreed, for the portfolio's current fiscal year, to reduce its Advisory Fee to the extent that the underlying PIMS Fund Expenses attributable to Advisory and Administrative Fees exceed 0.60%. This fee reduction is not reflected in the expenses set out in the portfolio fee table. PIMCO may recoup these waivers in future periods, not exceeding three years, provided total expenses, including each recoupment, do not exceed the annual expense limit.


I On October 17, 2005, shareholders voted in favor of a management fee increase. The Management Fees for the Growth & Income portfolio are noted below. The expense information in the table has been restated to reflect current fees.



First $500 million          Between $500 million          Between $1 billion         Excess of $2.5 billion
of Aggregate Net             and $1 billion of           and $2.5 billion of              of Aggregate
Assets                     Aggregate Net Assets         Aggregate Net Assets              Net Assets
--------------------      -----------------------      -----------------------      -----------------------
    0.78% ..........              0.76%                        0.75%
0.74%


     For the purposes of determining Aggregate Net Assets, the following net assets are included: (a) the Growth & Income portfolio, a series of John Hancock Trust (b) that portion of the net assets of the Managed portfolio, a series of John Hancock Trust, that is managed by Grantham, Mayo, Van Otterloo & Co. LLC
(c) U.S. Core portfolio, a series of John Hancock Funds III (d) Growth & Income portfolio, a series of John Hancock Funds II and (e) that portion of the net assets of the Managed portfolio, a series of John Hancock Funds, II, that is managed by Grantham, Mayo, Van Otterloo & Co. LLC.

The amount of the Management Fee is determined by applying the daily equivalent of an annual fee rate to the net assets for the Growth & Income portfolio. The annual fee rate is calculated each day by applying the annual percentage rates in the table above to the applicable portions of Aggregate Net Assets shown in the table and dividing the sum of the amounts so determined by Aggregate Net Assets. The term Aggregate Net Assets includes the net assets of the Growth & Income portfolio as well as the other portfolios managed by the subadviser to the Growth & Income portfolio set forth in the notes to the table, but only for the period during which the subadviser for the Growth & Income portfolio also serves as the subadviser to the other portfolios.

The Management Fee is accrued and paid daily and is calculated for each day by multiplying the daily equivalent of the annual percentage rate for the Growth & Income portfolio by the value of the net assets of the portfolio at the close of business on the previous business day of the Trust.

Had the new Management Fee rates been in effect for the fiscal year ended December 31, 2004, the management fee for the Growth & Income portfolio (as a percentage of the Growth & Income portfolio's average net assets for such fiscal year) would have been 0.76% and the Total Annual Expenses or Total Portfolio Expenses would have been increased by 0.11%.

                              DETAILED INFORMATION
     This section of the prospectus provides additional detailed information that is not contained in the Summary of Benefits and Risks section.


Your Investment Options

     The assets of each sub-account of the Account (except those invested in the American Growth, American International, American Blue Chip Income and Growth, American Growth-Income, American Bond and PIMCO All Asset portfolios) are invested in the NAV shares of a corresponding investment portfolio of the John Hancock Trust (the "Trust"). The Trust is registered under the 1940 Act as an open-end management investment company. John Hancock Investment Management Services, LLC ("JHIMS LLC") (formerly, Manufacturers Securities Services, LLC) provides investment advisory services to the Trust and receives investment management fees for doing so. JHIMS LLC pays a portion of its investment management fees to sub-investment advisors that actually manage the portfolio assets. These sub-investment managers are the entities identified in the table below as "Portfolio Managers". Our affiliates own JHIMS LLC and, therefore, we indirectly benefit from any investment management fees JHIMS LLC retains.

     Each of the American Growth, American International, American Growth-Income, American Blue Chip Income and Growth and American Bond subaccounts invests in Series I shares of the corresponding investment portfolio of the Trust and are subject to a 0.60% Rule 12b-1 fee.

     The PIMCO VIT All Asset portfolio is a series of the PIMCO Variable Insurance Trust (the "PIMCO Trust") which is registered under the 1940 Act as an open-end management investment company. The assets of the PIMCO VIT All Asset subaccount are invested in Class M shares of the PIMCO VIT All Asset portfolio which is subject to a 0.25% Rule 12b-1 fee. The PIMCO Trust receives investment advisory services from Pacific Investment Management Company LLC ("PIMCO") and pays investment management fees to PIMCO.

     In this prospectus, the Trust and the PIMCO Trust are each referred to as a "Series Fund" and are collectively referred to as the "Series Funds". In this prospectus the various series of the Series Funds are referred to as "funds" or "portfolios". In the prospectuses for the Series Funds, the series may be referred to by other terms such as "trusts" or "series".

     The portfolios pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the portfolios. The amount of this compensation is based on a percentage of the assets of the portfolios attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from portfolio to portfolio and among classes of shares within a portfolio. In a few cases, the compensation is derived from the Rule 12b-1 fees which are deducted from a portfolio's assets for the services we or our affiliates provide to that portfolio. In addition, compensation payments of up to 0.45% of assets may be made by a portfolio's investment advisors or its affiliates. We pay American Funds Distributors, Inc., the principal underwriter for the American Fund Insurance Series, a percentage of some or all of the amounts allocated to the "American" portfolios of the Trust for the marketing support services it provides (see "Distribution of Policies"). None of these compensation payments, however, result in any charge to you in addition to what is shown in the Fee Tables.

     The following table contains a general description of the portfolios that underlie the investment accounts we make available under the policy. You can find a full description of each portfolio, including the investment objectives, policies and restrictions of, and the risks relating to investment in the portfolio, in the prospectus for that portfolio. You should read the portfolio's prospectus carefully before investing in the corresponding investment account.



 Portfolio                    Portfolio Manager
=======================      ================================
 Science & Technology        T. Rowe Price Associates, Inc.



 Portfolio                    Investment Description
=======================      ==============================================================
 Science                     & Technology Seeks long-term growth of capital by
                             investing, under normal market condition, at least
                             80% of its net assets (plus any borrowings for
                             investment purposes) in common stocks of companies
                             expected to benefit from the development,
                             advancement, and use of science and technology.
                             Current income is incidental to the portfolio's
                             objective.

 Portfolio                       Portfolio Manager
==========================      =================================
 Pacific Rim                    MFC Global Investment
                                Management (U.S.A.) Limited
 Health Sciences                 T. Rowe Price Associates, Inc.
 Emerging Growth                MFC Global Investment
                                Management (U.S.A.) Limited
 Small Cap Growth                Wellington Management Company,
                                LLP
 Emerging Small Company         Franklin Advisers, Inc.
 Small Cap                       Independence Investment LLC
 Small Cap Index                MFC Global Investment
                                Management (U.S.A.) Limited
 Dynamic Growth                  Deutsche Asset Management Inc.
 Mid Cap Stock                  Wellington Management Company,
                                LLP
 Natural Resources               Wellington Management Company,
                                LLP
 All Cap Growth                 AIM Capital Management, Inc.
 Strategic Opportunities         Fidelity Management & Research
                                Company



 Portfolio                       Investment Description
==========================      ===============================================================
 Pacific                        Rim Seeks long-term growth of capital by
                                investing in a diversified portfolio that is
                                comprised primarily of common stocks and
                                equity-related securities of corporations
                                domiciled in countries in the Pacific Rim
                                region.
 Health Sciences                 Seeks long-term capital appreciation by investing, under
                                normal market conditions, at least 80% of its net assets
                                (plus any borrowings for investment purposes) in common
                                stocks of companies engaged in the research, development,
                                production, or distribution of products or services related to health care, medicine, or the life sciences (collectively
                                termed "health sciences").
 Emerging                       Growth Seeks superior long-term rates of return
                                through capital appreciation by investing, under
                                normal circumstances, primarily in high quality
                                securities and convertible instruments of
                                small-cap U.S. companies.
 Small                          Cap Growth Seeks long-term capital appreciation
                                by investing, under normal market conditions,
                                primarily in small-cap companies that are
                                believed to offer above average potential for
                                growth in revenues and earnings.
 Emerging                       Small Company Seeks long-term growth of capital
                                by investing, under normal market conditions, at
                                least 80% of its net assets (plus any borrowings
                                for investment purposes) in common stock equity
                                securities of companies with market
                                capitalizations that approximately match the
                                range of capitalization of the Russell 2000
                                Growth Index* ("small cap stocks") at the time
                                of purchase.
 Small                          Cap Seeks maximum capital appreciation
                                consistent with reasonable risk to principal by
                                investing, under normal market conditions, at
                                least 80% of its net assets in equity securities
                                of companies whose market capitalization is
                                under $2 billion.
 Small                          Cap Index Seeks to approximate the aggregate
                                total return of a small cap U.S. domestic equity
                                market index by attempting to track the
                                performance of the Russell 2000 Index.
 Dynamic                        Growth Seeks long-term growth of capital by
                                investing in stocks and other equity securities
                                of medium-sized U.S. companies with strong
                                growth potential.
 Mid                            Cap Stock Seeks long-term growth of capital by
                                investing primarily in equity securities of
                                mid-size companies with significant capital
                                appreciation potential.
 Natural                        Resources Seeks long-term total return by
                                investing, under normal market conditions,
                                primarily in equity and equity-related
                                securities of natural resource-related companies
                                worldwide.
 All Cap Growth                 Seeks long-term capital appreciation by investing the
                                portfolio's assets under normal market conditions,
                                principally in common stocks of companies that are likely
                                to benefit from new or innovative products, services or
                                processes, as well as those that have experienced above
                                average, long-term growth in earnings and have excellent
                                prospects for future growth.
 Strategic                      Opportunities Seeks growth of capital by
                                investing primarily in common stocks.
                                Investments may include securities of domestic
                                and foreign issuers, and growth or value stocks
                                or a combination of both.

 Portfolio                            Portfolio Manager
===============================      =====================================
 Financial Services                  Davis Advisors
 International Opportunities          Marisco Capital Management, LLC
 International Stock                 Grantham, Mayo, VanOtterloo &
                                     Co. LLC
 International Small Cap              Templeton Investment Counsel, Inc.
 International Equity Index B        SSgA Funds Management, Inc.
 Overseas Equity                      Capital Guardian Trust Company
 American International              Capital Research Management
                                     Company
 International Value                  Templeton Investment Counsel, Inc.
 Quantitative Mid Cap                MFC Global Investment
                                     Management (U.S.A.) Limited



 Portfolio                            Investment Description
===============================      ==================================================================
 Financial Services                  Seeks growth of capital by investing primarily in common
                                     stocks of financial companies. During normal market
                                     conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) are invested in
                                     companies that are principally engaged in financial
                                     services. A company is "principally engaged" in financial
                                     services if it owns financial services-related assets
                                     constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.
 International Opportunities          Seeks long-term growth of capital by investing, under
                                     normal market conditions, at least 65% of its assets in
                                     common stocks of foreign companies that are selected for
                                     their long-term growth potential. The portfolio may invest in companies of any size throughout the world. The
                                     portfolio normally invests in issuers from at least three
                                     different countries not including the U.S. The portfolio may invest in common stocks of companies operating in
                                     emerging markets.
 International                       Stock Seeks to outperform the MSCI EAFE
                                     Index by investing typically in a
                                     diversified portfolio of equity investments
                                     from developed markets other than the U.S.
 International                       Small Cap Seeks capital appreciation by
                                     investing primarily in the common stock of
                                     companies located outside the U.S. which
                                     have total stock market capitalization or
                                     annual revenues of $1.5 billion or less
                                     ("small company securities").
 International                       Equity Index B Seeks to track the
                                     performance of a broad-based equity index
                                     of foreign companies primarily in developed
                                     countries and, to a lesser extent, in
                                     emerging market countries by investing,
                                     under normal market conditions, at least
                                     80% of its assets in securities listed in
                                     the Morgan Stanley Capital International
                                     All Country World Excluding U.S. Index.
 Overseas Equity                      Seeks long-term capital appreciation by investing, under
                                     normal market conditions, at least 80% of its assets in
                                     equity securities of companies outside the U.S. in a
                                     diversified mix of large established and medium-sized
                                     foreign companies located primarily in developed countries and, to a lesser extent, in emerging markets.
 American                            International Invests all of its assets in
                                     Class 2 shares of the International Fund, a
                                     series of American Fund Insurance Series.
                                     The International Fund invests primarily in
                                     common stocks of companies located outside
                                     the United States.
 International                       Value Seeks long-term growth of capital by
                                     investing, under normal market conditions,
                                     primarily in equity securities of companies
                                     located outside the U.S., including
                                     emerging markets.
 Quantitative                        Mid Cap Seeks long-term growth of capital
                                     by investing, under normal market
                                     conditions, at least 80% of its total
                                     assets (plus any borrowings for investment
                                     purposes) in U.S. mid- cap stocks,
                                     convertible preferred stocks, convertible
                                     bonds and warrants.

 Portfolio                          Portfolio Manager
=============================      ====================================
 Mid Cap Index                     MFC Global Investment
                                   Management (U.S.A.) Limited
 Mid Cap Core                       AIM Capital Management, Inc.
 Global                            Templeton Global Advisors Limited
 Capital Appreciation               Jennison Associates LLC
 American Growth                   Capital Research Management
                                     Company
 U.S. Global Leaders Growth         Sustainable Growth Advisers, L.P.
 Quantitative All Cap              MFC Global Investment
                                   Management (U.S.A.) Limited
 All Cap Core                       Deutsche Asset Management Inc.
 Large Cap Growth                  Fidelity Management & Research
                                     Company
 Total Stock Market Index           MFC Global Investment
                                   Management (U.S.A.) Limited
 Blue Chip Growth                  T. Rowe Price Associates, Inc.
 U.S. Large Cap                     Capital Guardian Trust Company



 Portfolio                          Investment Description
=============================      ================================================================
 Mid                               Cap Index Seeks to approximate the aggregate
                                   total return of a mid cap U.S. domestic
                                   equity market index by attempting to track
                                   the performance of the S&P Mid Cap 400
                                   Index*.
 Mid                               Cap Core Seeks long-term growth of capital by
                                   investing, normally, at least 80% of its
                                   assets in equity securities, including
                                   convertible securities, of mid-capitalization
                                   companies.
 Global                            Seeks long-term capital appreciation by
                                   investing, under normal market conditions, at
                                   least 80% of its net assets (plus any
                                   borrowings for investment purposes) in equity
                                   securities of companies located anywhere in
                                   the world, including emerging markets.
 Capital Appreciation               Seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the
                                   subadviser believes have above-average growth prospects.
                                   These companies are generally medium-to-large
                                   capitalization companies.
 American                          Growth Invests all of its assets in Class 2
                                   shares of the Growth Fund, a series of
                                   American Fund Insurance Series. The Growth
                                   Fund invests primarily in common stocks of
                                   companies that appear to offer superior
                                   opportunities for growth of capital.
 U.S. Global Leaders Growth         Seeks long-term growth of capital by investing, under
                                   normal market conditions, primarily in common stocks of
                                   "U.S. Global Leaders."
 Quantitative                      All Cap Seeks long-term growth of capital by
                                   investing, under normal circumstances,
                                   primarily in equity securities of U.S.
                                   companies. The portfolio will generally focus
                                   on equity securities of U.S. companies across
                                   the three market capitalization ranges of
                                   large, mid and small.
 All                               Cap Core Seeks long-term growth of capital by
                                   investing primarily in common stocks and
                                   other equity securities within all asset
                                   classes (small, mid and large cap) primarily
                                   those within the Russell 3000 Index.
 Large                             Cap Growth Seeks long-term growth of capital
                                   by investing, under normal market conditions,
                                   at least 80% of its net assets (plus any
                                   borrowings for investment purposes) in equity
                                   securities of companies with large market
                                   capitalizations.
 Total                             Stock Market Index Seeks to approximate the
                                   aggregate total return of a broad U.S.
                                   domestic equity market index by attempting to
                                   track the performance of the Wilshire 5000
                                   Equity Index*.
 Blue Chip Growth                  Seeks to achieve long-term growth of capital (current
                                   income is a secondary objective) by investing, under
                                   normal market conditions, at least 80% of the portfolio's
                                   total assets in the common stocks of large and medium-
                                   sized blue chip growth companies. Many of the stocks in
                                   the portfolio are expected to pay dividends.
 U.S.                              Large Cap Seeks long-term growth of capital
                                   and income by investing the portfolio's
                                   assets, under normal market conditions,
                                   primarily in equity and equity-related
                                   securities of companies with market
                                   capitalization greater than $500 million.

 Portfolio                       Portfolio Manager
==========================      ===================================
 Core Equity                    Legg Mason Funds Management,
                                Inc.
 Strategic Value                 Massachusetts Financial Services
                                Company
 Large Cap Value                Mercury Advisors
 Classic Value                   Pzena Investment Management,
                                LLC
 Utilities                      Massachusetts Financial Services
                                Company
 Real Estate Securities          Deutsche Asset Management Inc.
 Small Cap Opportunities        Munder Capital Management
 Small Cap Value                 Wellington Management Company,
                                LLP
 Small Company Value            T. Rowe Price Associates, Inc.
 Special Value                   Salomon Brothers Asset
                                 Management Inc.



 Portfolio                       Investment Description
==========================      ===============================================================
 Core Equity                    Seeks long-term capital growth by investing, under normal
                                market conditions, primarily in equity securities that, in the subadviser's opinion, offer the potential for capital growth.
                                The subadviser Seeks to purchase securities at large
                                discounts to the subadviser's assessment of their intrinsic value.
 Strategic                      Value Seeks capital appreciation by investing,
                                under normal market conditions, at least 65% of
                                its net assets in common stocks and related
                                securities of companies which the subadviser
                                believes are undervalued in the market relative
                                to their long term potential.
 Large                          Cap Value Seeks long-term growth of capital by
                                investing, under normal market conditions,
                                primarily in a diversified portfolio of equity
                                securities of large cap companies located in the
                                U.S.
 Classic                        Value Seeks long-term growth of capital by
                                investing, under normal market conditions, at
                                least 80% of its net assets in domestic equity
                                securities.
 Utilities                      Seeks capital growth and current income (income
                                above that available from a portfolio invested
                                entirely in equity securities) by investing,
                                under normal market conditions, at least 80% of
                                the portfolio's net assets (plus any borrowings
                                for investment purposes) in equity and debt
                                securities of domestic and foreign companies in
                                the utilities industry.
 Real                           Estate Securities Seeks to achieve a combination
                                of long-term capital appreciation and current
                                income by investing, under normal market
                                conditions, at least 80% of its net assets (plus
                                any borrowings for investment purposes) in
                                equity securities of real estate investment
                                trusts ("REITS") and real estate companies.
 Small                          Cap Opportunities Seeks long-term capital
                                appreciation by investing, under normal
                                circumstances, at least 80% of its assets in
                                equity securities of companies with market
                                capitalizations within the range of the
                                companies in the Russell 2000 Index.
 Small                          Cap Value Seeks long-term capital appreciation
                                by investing, under normal market conditions, at
                                least 80% of its assets in small-cap companies
                                that are believed to be undervalued by various
                                measures and offer good prospects for capital
                                appreciation.
 Small Company Value            Seeks long-term growth of capital by investing, under
                                normal market conditions, primarily in small companies
                                whose common stocks are believed to be undervalued.
                                Under normal market conditions, the portfolio will invest at least 80% of its net assets (plus any borrowings for
                                investment purposes) in companies with a market
                                capitalization that do not exceed the maximum market
                                capitalization of any security in the Russell 2000 Index* at the time of purchase.
 Special Value                   Seeks long-term capital growth by investing, under normal
                                circumstances, at least 80% of its net assets in common
                                stocks and other equity securities of companies whose
                                market capitalization at the time of investment is no greater than the market capitalization of companies in the Russell
                                2000 Value Index.

 Portfolio                       Portfolio Manager
==========================      ================================
 Mid Value                      T. Rowe Price Associates, Inc.
 Mid Cap Value                   Lord, Abbett & Co
 Value                          Van Kampen
 All Cap Value                   Lord, Abbett & Co
 Growth & Income II             Independence Investment LLC
 500 Index B                     MFC Global Investment
                                Management (U.S.A.) Limited
 Fundamental Value              Davis Advisors
 Growth & Income                 Grantham, Mayo, VanOtterloo &
                                Co. LLC
 Large Cap                      UBS Global Asset Management
 Quantitative Value              MFC Global Investment
                                Management (U.S.A.) Limited
 American Growth -Income        Capital Research Management
                                Company



 Portfolio                       Investment Description
==========================      ===============================================================
 Mid                            Value Seeks long-term capital appreciation by
                                investing, under normal market conditions,
                                primarily in a diversified mix of common stocks
                                of mid size U.S. companies that are believed to
                                be undervalued by various measures and offer
                                good prospects for capital appreciation.
 Mid                            Cap Value Seeks capital appreciation by
                                investing, under normal market conditions, at
                                least 80% of the portfolio's net assets (plus
                                any borrowings for investment purposes) in
                                mid-sized companies, with market capitalization
                                of roughly $500 million to $10 billion.
 Value                          Seeks to realize an above-average total return
                                over a market cycle of three to five years,
                                consistent with reasonable risk, by investing
                                primarily in equity securities of companies with
                                capitalizations similar to the market
                                capitalization of companies in the Russell
                                Midcap Value Index.
 All                            Cap Value Seeks capital appreciation by
                                investing in equity securities of U.S. and
                                multinational companies in all capitalization
                                ranges that the subadviser believes are
                                undervalued.
 Growth                         & Income II Seeks income and long-term capital
                                appreciation by investing, under normal market
                                conditions, primarily in a diversified mix of
                                common stocks of large U.S. companies.
 500 Index B                     Seeks to approximate the aggregate total return of a broad
                                U.S. domestic equity market index investing, under normal
                                market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in (a) the common
                                stocks that are included in the S & P 500 Index and (b)
                                securities (which may or may not be included in the S & P
                                500 Index) that MFC Global (U.S.A.) believes as a group
                                will behave in a manner similar to the index.
 Fundamental                    Value Seeks growth of capital by investing,
                                under normal market conditions, primarily in
                                common stocks of U.S. companies with market
                                capitalizations of at least $5 billion that the
                                subadviser believes are undervalued. The
                                portfolio may also invest in U.S. companies with
                                smaller capitalizations.
 Growth                         & Income Seeks long-term growth of capital and
                                income, consistent with prudent investment risk,
                                by investing primarily in a diversified
                                portfolio of common stocks of U.S. issuers which
                                the subadviser believes are of high quality.
 Large                          Cap Seeks to maximize total return, consisting
                                of capital appreciation and current income by
                                investing, under normal circumstances, at least
                                80% of its net assets (plus borrowings for
                                investment purposes, if any) in equity
                                securities of U.S. large capitalization
                                companies.
 Quantitative Value              Seeks long-term capital appreciation by investing primarily in large-cap U.S. securities with the potential for long-term growth of capital.
 American                       Growth -Income Invests all of its assets in
                                Class 2 shares of the Growth- Income Fund, a
                                series of American Fund Insurance Series. The
                                Growth-Income Fund invests primarily in common
                                stocks or other securities which demonstrate the
                                potential for appreciation and/or dividends.

 Portfolio                              Portfolio Manager
=================================      =================================
 Equity-Income                         T. Rowe Price Associates, Inc.
 American Blue Chip Income              Capital Research Management
 and Growth                            Company
 Income & Value                        Capital Guardian Trust Company
 Managed                                Grantham, Mayo, VanOtterloo &
                                       Co. LLC, Declaration Management
                                       & Research LLC
 PIMCO VIT All Asset (only             Pacific Investment Management
 Class M is available for sale)        Company
 Global Allocation                      UBS Global Asset Management
 High Yield                            Salomon Brothers Asset
                                       Management Inc.
 U.S. High Yield Bond                   Wells Fargo Fund Management,
                                       LLC
 Strategic Bond                        Salomon Brothers Asset
                                       Management Inc.
 Strategic Income                       John Hancock Advisers, LLC



 Portfolio                              Investment Description
=================================      ===============================================================
 Equity-Income                         Seeks to provide substantial dividend
                                       income and also long- term capital
                                       appreciation by investing primarily in
                                       dividend-paying common stocks,
                                       particularly of established companies
                                       with favorable prospects for both
                                       increasing dividends and capital
                                       appreciation.
 American Blue Chip Income Invests all of its assets in Class 2 shares of the
 Blue Chip and Growth Income and Growth Fund, a series of American Fund
                                       Insurance Series. The Blue Chip Income and Growth Fund
                                       invests primarily in common stocks of larger, more
                                       established companies based in the U.S. with market
                                       capitalizations of $4 billion and above.
 Income & Value                        Seeks the balanced accomplishment of (a) conservation of
                                       principal and (b) long-term growth of capital and income
                                       by investing the portfolio's assets in both equity and fixed-
                                       income securities. The subadviser has full discretion to
                                       determine the allocation between equity and fixed income
                                       securities.
 Managed                                A balanced stock and bond portfolio investing primarily in a diversified mix of: (a) common stocks of large and mid
                                       sized U.S. companies, and (b) bonds with an overall
                                       intermediate term average maturity.
 PIMCO VIT All Asset (only             Invests primarily in a diversified mix of: (a) common
 Class M is available for sale)        stocks of large and mid sized U.S. companies, and (b)
                                       bonds with an overall intermediate term average maturity.
 Global                                Allocation Seeks total return, consisting
                                       of long-term capital appreciation and
                                       current income, by investing in equity
                                       and fixed income securities of issuers
                                       located within and outside the U.S.
 High                                  Yield Seeks to realize an above-average
                                       total return over a market cycle of three
                                       to five years, consistent with reasonable
                                       risk, by investing primarily in high
                                       yield debt securities, including
                                       corporate bonds and other fixed-income
                                       securities.
 U.S. High Yield Bond                   Seeks total return with a high level of current income by
                                       investing, under normal market conditions, primarily in
                                       below investment-grade debt securities (sometimes referred to as "junk bonds" or high yield securities). The portfolio also invests in corporate debt securities and may buy
                                       preferred and other convertible securities and bank loans.
 Strategic Bond                        Seeks a high level of total return consistent with
                                       preservation of capital by giving its subadviser broad
                                       discretion to deploy the portfolio's assets among certain
                                       segments of the fixed income market as the subadviser
                                       believes will best contribute to achievement of the
                                       portfolio's investment objective.
 Strategic                             Income Seeks a high level of current
                                       income by investing, under normal market
                                       conditions, primarily in foreign
                                       government and corporate debt securities
                                       from developed and emerging markets; U.S.
                                       Government and agency securities; and
                                       U.S. high yield bonds.

 Portfolio                       Portfolio Manager
==========================      =================================
 Global Bond                    Pacific Investment Management
                                Company
 Investment Quality Bond         Wellington Management Company,
                                LLP
 Total Return                   Pacific Investment Management
                                Company
 American Bond                   Capital Research Management
                                Company
 Real Return Bond               Pacific Investment Management
                                Company
 Bond Index B                    Declaration Management &
                                Research
 Core Bond                      Wells Fargo Fund Management,
                                LLC
 Active Bond                     Declaration Management &
                                Research LLC John Hancock
                                  Advisers, LLC



 Portfolio                       Investment Description
==========================      ===============================================================
 Global Bond                    Seeks to realize maximum total return, consistent with
                                preservation of capital and prudent investment management
                                by investing the portfolio's assets primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S.
                                dollar.
 Investment                     Quality Bond Seeks a high level of current
                                income consistent with the maintenance of
                                principal and liquidity, by investing in a
                                diversified portfolio of investment grade bonds
                                and tends to focus its investment on corporate
                                bonds and U.S. Government bonds with
                                intermediate to longer term maturities. The
                                portfolio may also invest up to 20% of its
                                assets in non-investment grade fixed income
                                securities.
 Total Return                   Seeks to realize maximum total return, consistent with
                                preservation of capital and prudent investment management
                                by investing, under normal market conditions, at least 65%
                                of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average
                                portfolio duration will normally vary within a three- to six-
                                year time frame based on the subadviser's forecast for
                                interest rates.
 American Bond                   Seeks to maximize current income and preserve capital.
 Real Return Bond               Seeks maximum return, consistent with preservation of
                                capital and prudent investment management by investing,
                                under normal market conditions, at least 80% of its net
                                assets in inflation-indexed bonds of varying maturities
                                issued by the U.S. and non-U.S. governments and by
                                corporations.
 Bond                           Index B Seeks to track the performance of the
                                Lehman Brothers Aggregate Index (which
                                represents the U.S. investment grade bond
                                market) by investing, under normal market
                                conditions, at least 80% of its assets in
                                securities listed in the Lehman Index.
 Core Bond                      Seeks total return consisting of income and capital
                                appreciation by investing, under normal market conditions, in a broad range of investment-grade debt securities. The
                                subadviser invests in debt securities that the subadviser
                                believes offer attractive yields and are undervalued relative to issues of similar credit quality and interest rate
                                sensitivity. From time to time, the portfolio may also invest in unrated bonds that the subadviser believes are
                                comparable to investment-grade debt securities. Under
                                normal circumstances, the subadviser expects to maintain
                                an overall effective duration range between 4 and 5 1/2
                                years.
 Active                         Bond Seeks income and capital appreciation by
                                investing at least 80% of its assets in a
                                diversified mix of debt securities and
                                instruments.

 Portfolio                          Portfolio Manager
=============================      ================================
 U.S. Government Securities        Salomon Brothers Asset
                                   Management Inc.
 Short-Term Bond                    Declaration Management &
                                  Research LLC
 Money Market B                    MFC Global Investment
                                   Management (U.S.A.) Limited
 Lifestyle Aggressive 1000          MFC Global Investment
                                   Management (U.S.A.) Limited
                                   Deutsche Asset Management Inc.
 Lifestyle Growth 820              MFC Global Investment
                                   Management (U.S.A.) Limited
                                   Deutsche Asset Management Inc.
 Lifestyle Balanced 640             MFC Global Investment
                                   Management (U.S.A.) Limited
                                   Deutsche Asset Management Inc.
 Lifestyle Moderate 460            MFC Global Investment
                                   Management (U.S.A.) Limited
                                   Deutsche Asset Management Inc.
 Lifestyle Conservative 280         MFC Global Investment
                                   Management (U.S.A.) Limited
                                   Deutsche Asset Management Inc.



 Portfolio                          Investment Description
=============================      ==============================================================
 U.S.                              Government Securities Seeks a high level of
                                   current income consistent with preservation
                                   of capital and maintenance of liquidity, by
                                   investing in debt obligations and
                                   mortgage-backed securities issued or
                                   guaranteed by the U.S. Government, its
                                   agencies or instrumentalities and derivative
                                   securities such as collateralized mortgage
                                   obligations backed by such securities.
 Short-Term                        Bond Seeks income and capital appreciation by
                                   investing at least 80% of its assets in a
                                   diversified mix of debt securities and
                                   instruments.
 Money                             Market B Seeks to obtain maximum current
                                   income consistent with preservation of
                                   principal and liquidity by investing in high
                                   quality, U.S. Dollar denominated money market
                                   instruments.
 Lifestyle                         Aggressive 1000 Seeks to provide long-term
                                   growth of capital (current income is not a
                                   consideration) by investing 100% of the
                                   Lifestyle Trust's assets in other portfolios
                                   of the Trust ("Underlying Portfolios") which
                                   invest primarily in equity securities.
 Lifestyle Growth 820              Seeks to provide long-term growth of capital with
                                   consideration also given to current income by investing
                                   approximately 20% of the Lifestyle Trust's assets in
                                   Underlying Portfolios which invest primarily in fixed
                                   income securities and approximately 80% of its assets in
                                   Underlying Portfolios which invest primarily in equity
                                   securities.
 Lifestyle Balanced 640             Seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the
                                   Lifestyle Trust's assets in Underlying Portfolios which
                                   invest primarily in fixed income securities and
                                   approximately 60% of its assets in Underlying Portfolios
                                   which invest primarily in equity securities.
 Lifestyle Moderate 460            Seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the
                                   Lifestyle Trust's assets in Underlying Portfolios which
                                   invest primarily in fixed income securities and
                                   approximately 40% of its assets in Underlying Portfolios
                                   which invest primarily in equity securities.
 Lifestyle Conservative 280         Seeks to provide a high level of current income with some
                                   consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in
                                   Underlying Portfolios which invest primarily in fixed
                                   income securities and approximately 20% of its assets in
                                   Underlying Portfolios which invest primarily in equity
                                   securities.


*"Standard & Poor's (Reg. TM)," "S&P 500 (Reg. TM)," "Standard and Poor's 500 (Reg. TM)" and "S&P Mid Cap 400 (Reg. TM)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000 (Reg. TM)," "Russell 2000 (Reg. TM) Growth" and "Russell 3000 (Reg. TM)" are trademarks of Frank Russell Company. "Wilshire 5000 (Reg. TM)" is a trademark of Wilshire Associates. "MSCI All Country World ex US Index" and "EAFE (Reg. TM)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.

     You bear the investment risk of any portfolio you choose as an investment account for your contract. A full description of each portfolio, including the investment objectives, policies and restrictions of, and the risks relating to investments in, each portfolio is contained in the portfolio prospectuses. The portfolio prospectuses should be read carefully before allocating purchase payments to a subaccount.

     If the shares of a portfolio are no longer available for investment or in our judgment investment in a portfolio becomes inappropriate, we may eliminate the shares of a portfolio and substitute shares of another portfolio of the Trust or another open-end registered investment company. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, we will make no such substitution without first notifying you and obtaining approval of state regulators and the SEC (to the extent required by applicable law).

     We will purchase and redeem Series Fund shares for the Account at their net asset value without any sales or redemption charges. Shares of a Series Fund represent an interest in one of the funds of the Series Fund which corresponds to a subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.

     On each business day, shares of each fund are purchased or redeemed by us for each subaccount based on, among other things, the amount of net premiums allocated to the subaccount, distributions reinvested, and transfers to, from and among subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at each fund's net asset value per share determined for that same date. A "business day" is any date on which the New York Stock Exchange is open for trading. We compute policy values for each business day as of the close of that day (usually 4:00 p.m. Eastern Time).

     We will vote shares of the portfolios held in the Account at the shareholder meetings according to voting instructions received from persons having the voting interest under the contracts. We will determine the number of portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting. Proxy material will be distributed to each person having the voting interest under the contract together with appropriate forms for giving voting instructions. We will vote all portfolio shares that we hold (including our own shares and those we hold in the Account for contract owners) in proportion to the instructions so received.

     We determine the number of a portfolio's shares held in a subaccount attributable to each owner by dividing the amount of a policy's account value held in the subaccount by the net asset value of one share in the portfolio. Fractional votes will be counted. We determine the number of shares as to which the owner may give instructions as of the record date for a Series Fund's meeting. Owners of policies may give instructions regarding the election of the Board of Trustees or Board of Directors of a Series Fund, ratification of the selection of independent auditors, approval of Series Fund investment advisory agreements and other matters requiring a shareholder vote. We will furnish owners with information and forms to enable owners to give voting instructions. However, we may, as permitted by the SEC's rules, disregard voting instructions in certain limited circumstances where compliance with such instructions could cause us to violate requirements of insurance regulatory authorities. You will receive a summary of such action and the reasons for it in the next semi-annual report to owners.

     The voting privileges described above reflect our understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements. We also reserve the right, subject to compliance with applicable law, including approval of owners if so required, (1) to transfer assets determined by John Hancock NY to be associated with the class of policies to which your policy belongs from the Account to another separate account or subaccount, (2) to operate the Account as a "management-type investment company" under the 1940 Act, or in any other form permitted by law, the investment adviser of which would be John Hancock NY, (3) to deregister the Account under the 1940 Act, (4) to substitute for the fund shares held by a subaccount any other investment permitted by law, and (5) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. Any such change will be made only if, in our judgement, the change would best serve the interests of owners of policies in your policy class or would be appropriate in carrying out the purposes of such policies. We would notify owners of any of the foregoing changes and, to the extent legally required, obtain approval of affected owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.


Description of John Hancock NY

     John Hancock NY (formerly, The Manufacturers Life Insurance Company of New
York) is a stock life insurance company organized under the laws of New York on February 10, 1992. Our principal office is located at 100 Summit Lake Drive, Second Floor, Valhalla, New York 10595. We are a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)). Our ultimate parent is Manulife Financial

Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

     We have received the the following ratings from independent rating agencies:

     A++ A.M. Best

     Superior companies have a very strong ability to meet their obligations; 1st category of 16

     AA+ Fitch

     Very strong capacity to meet policyholder and contract obligations; 2nd category of 24

     AA+ Standard & Poor's

     Very strong financial security characteristics; 2nd category of 21

     These ratings, which are current as of the date of this prospectus and are subject to change, are assigned as a measure of John Hancock NY's ability to honor any guarantees provided by the policy and any applicable optional riders, but do not specifically relate to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.


Description of Separate Account B

     The investment accounts shown on page 1 are in fact subaccounts of Separate Account B (the "Account"), a separate account established under New York law. The Account meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the Securities and Exchange Commission ("SEC") of the management of the Account or of us.

     The Account's assets are our property. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us and can't be used to pay any indebtedness of John Hancock NY other than those arising out of policies that use the Account.

     New subaccounts may be added and made available to policy owners from time to time. Existing subaccounts may be modified or deleted at any time.


The Fixed Account

     Our obligations under any fixed account are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the policy value allocated to any fixed account will accrue interest daily at an effective annual rate that we determine without regard to the actual investment experience of the general account. We currently offer only one fixed account - the standard fixed account. The effective annual rate we declare for the standard fixed account will never be less than 3%. We reserve the right to offer one or more additional fixed accounts with characteristics that differ from those of the current fixed account, but we are under no obligation to do so.

     Because of exemptive and exclusionary provisions, interests in our fixed account have not been and will not be registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to any fixed account. Disclosure regarding fixed accounts may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.


The Death Benefit

     In your application for the policy, you will tell us how much life insurance coverage you want on the life of the insured person. This is called the "Total Face Amount". Total Face Amount is composed of the Base Face Amount and any Supplemental Face Amount you elect. The only limitation on how much Supplemental Face Amount you can have is that it generally cannot exceed 400% of the Base Face Amount at the Issue Date and 800% of the Base Face Amount thereafter. There are a number of factors you should consider in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount. These factors are discussed under "Base Face Amount vs. Supplemental Face Amount" below.

     When the insured person dies, we will pay the death benefit minus any outstanding loans. There are two ways of calculating the death benefit. You must choose which one you want in the application. The two death benefit options are:

   oOption 1 - The death benefit will equal the greater of (1) the Total Face
    Amount, or (2) the minimum death benefit (as described below).

   oOption 2 - The death benefit will equal the greater of (1) the Total Face
    Amount plus the policy value on the date of death, or (2) the minimum death benefit.

     For the same premium payments, the death benefit under Option 2 will tend to be higher than the death benefit under Option 1. On the other hand, the monthly insurance charge will be higher under Option 2 to compensate us for the additional insurance risk. Because of that, the policy value will tend to be higher under Option 1 than under Option 2 for the same premium payments.


Limitations on payment of death benefit

     If the insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of the insured person, we will adjust the amount of any death benefit as described in the policy.


Base Face Amount vs. Supplemental Face Amount

     As noted above, you should consider a number of factors in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount.

     For the same amount of premiums paid, the amount of the face amount charge deducted from policy value and the amount of compensation paid to the selling insurance agent will generally be less if coverage is included as Supplemental Face Amount, rather than as Base Face Amount. On the other hand, the amount of any Supplemental Face Amount will usually be subject to a much shorter No-Lapse Guarantee Period in the calculation of the death benefit on and after the policy anniversary nearest the insured person's 121st birthday. Also, the amount of any Supplemental Face Amount will be limited to the lesser of the current Supplemental Face Amount or the policy value.

     If your priority is to reduce your face amount charges, you may wish to maximize the proportion of the Supplemental Face Amount. However, if your priority is to take advantage of the No-Lapse Guarantee feature after the 5th policy year or to maximize the death benefit when the insured person reaches 121, then you may wish to maximize the proportion of the Base Face Amount.

     Any decision you make to modify the amount of Total Face Amount coverage after issue can have significant tax consequences (see "Tax considerations").


The minimum death benefit

     In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to policy value. There are two tests that can be applied under Federal tax law - the "guideline premium test" and the "cash value accumulation test". When you elect the death benefit option, you must also elect which test you wish to have applied. Once elected, the test cannot be changed without our approval. Under the guideline premium test, we compute the minimum death benefit each business day by multiplying the policy value on that date by the death benefit factor applicable on that date. In this case, the factors are derived by applying the guideline premium test. Factors for some ages are shown in the table below:

Attained Age                   Applicable Factor
------------------------      ------------------
  40 and under .........             250%
  45 ...................             215%
  50 ...................             185%
  55 ...................             150%
  60 ...................             130%
  65 ...................             120%
  70 ...................             115%
  75 ...................             105%
  90 ...................             105%
  95 and above .........             100%

A table showing the factor for each age will appear in the policy.

     Under the cash value accumulation test, we compute the minimum death benefit each business day by multiplying the policy value (and any benefit under the Enhanced Cash Value Rider) on that date by the death benefit factor applicable on that date. In this case, the factors are derived by applying the cash value accumulation test. The factor decreases as attained age increases. A table showing the factor for each age will appear in the policy.

     As noted above, you have to elect which test will be applied when you elect the death benefit option. The cash value accumulation test may be preferable if you want an increasing death benefit in later policy years and/or want to fund the policy at the "7 pay" limit for the full 7 years (see "Tax considerations"). The guideline premium test may be preferable if you want the policy value under the policy to increase without increasing the death benefit as quickly as might otherwise be required.

     To the extent that the calculation of the minimum death benefit under the selected life insurance qualification test causes the death benefit to exceed our limits, we reserve the right to return premiums or distribute a portion of the policy value so that the resulting amount of insurance is maintained within our limits. Alternatively, if we should decide to accept the additional amount of insurance, we may require additional evidence of insurability.


When the insured person reaches 121

     At and after the policy anniversary nearest the insured person's 121th birthday, the following will occur:

     o Any Supplemental Face Amount will be limited (see "Base Face Amount vs. Supplemental Face Amount".)

     o We will stop deducting any monthly deductions.

     o We will stop accepting any premium payments.


Requesting an increase in coverage

     After the first policy year, we may approve an increase in the Base Face Amount or an unscheduled increase in the Supplemental Face Amount at any time, subject to the maximum limit stated in the policy. Generally, each such increase must be at least $50,000. However, you will have to provide us with evidence that the insured person still meets our requirements for issuing insurance coverage. An approved increase will take effect on the policy anniversary on or next following the date we approve the request.


Requesting a decrease in coverage

     After the first policy year, we may approve a reduction in the Base Face Amount or the Supplemental Face Amount, but only if:

     o the remaining Total Face Amount and Base Face Amount will each be at least $100,000, and othe remaining Total Face Amount will at least equal the minimum required by the tax laws to maintain the policy's life insurance status.

     A pro-rata portion of the surrender charge will be payable upon any requested reduction in the Base Face Amount (see "Surrender charge"). An approved decrease will take effect on the monthly deduction date on or next following the date we approve the request. We reserve the right to require that the Supplemental Face Amount be fully depleted before the Base Face Amount can be reduced.

Change of death benefit option

     The death benefit option may be changed after the first policy year. We reserve the right to limit a request for a change if the change would cause the policy to fail to qualify as life insurance for tax purposes. We will not allow a change in death benefit option if it would cause the Total Face Amount to decrease below $100,000.

     A change in the death benefit option will result in a change in the policy's Total Face Amount, in order to avoid any change in the amount of the death benefit.

   oIf it is a change from Option 1 to Option 2, the new Total Face Amount will be equal to the Total Face Amount prior to the change minus the policy value as of the date of the change. The change will take effect on the policy anniversary on or next following the date the written request for the change is received at our Service Office.

   oIf it is a change from Option 2 to Option 1, the new Total Face Amount will be equal to the Total Face Amount prior to the change plus the policy value as of the date of the change. The change will take effect on the monthly deduction date on or next following the date the written request for the change is received at our Service Office.

     If you change the death benefit option, the Federal tax law test ("guideline premium test" or "cash value accumulation test") that you elected at issue will continue to apply. Please read "The minimum death benefit" for more information about these Federal tax law tests.

     Surrender charges will not apply to reductions in the value of Total Face Amount to the extent that the value being reduced had originally been attributable solely to a change in the death benefit option.


Tax consequences of coverage changes

     A change in the death benefit option or Total Face Amount will often change the policy's limits under the life insurance qualification test that you elected. To avoid having the policy cease to qualify as life insurance for tax purposes, we reserve the right to (i) refuse or limit a change in the death benefit option or Total Face Amount and (ii) change the Guideline Single Premium or Guideline Level Premium, as applicable. Please read "Tax considerations" to learn about possible tax consequences of changing your insurance coverage under the policy.


Your beneficiary

     You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the insured person's death. You may change the beneficiary during the insured person's lifetime. Such a change requires the consent of any named irrevocable beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.


Ways in which we pay out policy proceeds

     You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or surrender. Alternatively, you can elect to have proceeds of $1,000 or more applied to any of the other payment options we may offer at the time. You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out the terms of the option in full. If no alternative payment option has been chosen, proceeds will be paid as a single sum.


Changing a payment option

     You can change the payment option at any time before the proceeds are payable. If you haven't made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.


Tax impact of payment option chosen

     There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

Premiums


Planned Premiums

     The Policy Specifications page of your policy will show the "Planned Premium" for the policy. You choose this amount in the policy application. You will also choose how often to pay premiums - annually, semi-annually or quarterly. You may also choose to pay premiums by monthly electronic funds transfers. The premium reminder notice we send you is based on the amount and period you choose. However, payment of Planned Premiums is not necessarily required. You need only invest enough to keep the policy in force (see "Lapse and reinstatement").


Minimum initial premium

     The minimum initial premium is set forth in the Policy Specifications page of your policy. After the payment of the initial premium, premiums may be paid at any time and in any amount until the insured person's attained age 121 , subject to the limitations on premium amount described below.


Maximum premium payments

     Federal tax law limits the amount of premium payments you can make relative to the amount of your policy's insurance coverage. We will not knowingly accept any amount by which a premium payment exceeds this limit. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. More discussion of these tax law requirements is provided under "Tax considerations".

     Large premium payments may expose us to unanticipated investment risk, and we will generally refuse to accept premiums in excess of the Maximum Annual Premium limit set forth in the Policy Specifications. In addition, in order to limit our investment risk exposure under certain market conditions, we may refuse to accept additional premium payments that are not in excess of the Maximum Annual Premium limit. This may be the case, for example, in an environment of decreasing interest rates, where we may not be able to acquire investments for our general account that will sufficiently match the liabilities we are incurring under our fixed account guarantees. Excessive allocations may also interfere with the effective management of our variable investment account portfolios, if we are unable to make an orderly investment of the additional premium into the portfolios. Also, we may refuse to accept an amount of additional premium if the amount of the additional premium would increase our insurance risk exposure, and the insured person doesn't provide us with adequate evidence that he or she continues to meet our requirements for issuing insurance.

     We will notify you in writing of our refusal to accept additional premium under these provisions within three days following the date that it is received by us, and will promptly thereafter take the necessary steps to return the premium to you. Notwithstanding the foregoing limits on the additional premium that we will accept, we will not refuse to accept any premium necessary to prevent the policy from terminating.


Processing premium payments

     No premiums will be accepted prior to our receipt of a completed application at our Service Office. All premiums received prior to the Allocation Date of the policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market B investment account. The "Allocation Date" of the policy is the 10th day after the Issue Date. The Issue Date is shown on the Policy Specifications page of the policy. On the Allocation Date, the Net Premiums paid plus interest credited, if any, will be allocated among the investment accounts or the fixed account in accordance with the policy owner's instructions. The "Net Premium" is the premium paid less the premium charge we deduct from it.

     Any Net Premium received on or after the Allocation Date will be allocated among investment accounts or the fixed account as of the business day on or next following the date the premium is received at the Service Office. Monthly deductions are normally due on the Policy Date and at the beginning of each policy month thereafter. However, if the monthly deductions are due prior to the Contract Completion Date, they will be deducted from policy value on the Contract Completion Date instead of the dates they were due (see "Procedures for issuance of a policy" for the definition of "Contract Completion Date").

     Payment of premiums will not guarantee that the policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the policy to lapse. However, in states where permitted, the policy will have a No-Lapse Guarantee (as well as an optional Extended No-Lapse Guarantee, if elected) which would prevent the policy from lapsing during the guarantee period, provided certain criteria are satisfied.


Ways to pay premiums

     If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to "John Hancock". We will not accept credit card checks. We will not accept starter or third party checks if they fail to satisfy our administrative requirements. Premiums after the first must be sent to the John Hancock NY Service Office at the appropriate address shown on the back cover of this prospectus.

     We will also accept premiums:

     o by wire or by exchange from another insurance company, or ovia an electronic funds transfer program (any owner interested in making monthly premium payments must use this method).


Lapse and reinstatement


Lapse

     Unless the No-Lapse Guarantee is in effect, a policy will go into default if at the beginning of any policy month the policy's net cash surrender value would be zero or below after deducting the monthly deductions then due. Therefore, a policy could lapse eventually if increases in policy value (prior to deduction of policy charges) are not sufficient to cover policy charges. A lapse could have adverse tax consequences as described under "Tax considerations". We will notify you of the default and will allow a 61 day grace period in which you may make a premium payment sufficient to bring the policy out of default. The required payment will be equal to the amount necessary to bring the net cash surrender value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two policy months thereafter, plus any applicable premium charge. If the required payment is not received by the end of the grace period, the policy will terminate (i.e., "lapse") with no value.


No-Lapse Guarantee

     In those states where it is permitted, as long as the Cumulative Premium Test is satisfied during the No-Lapse Guarantee Period, as described below, we will guarantee that the policy will not go into default, even if adverse investment experience or other factors should cause the policy's surrender value to fall to zero or below during such period.

     The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

     The No-Lapse Guarantee Premium is set at issue on the basis of the Face Amount and reflects the age, sex and risk class of the proposed insured, as well as any additional rating and supplementary benefits, if applicable. It is subject to change if (i) the Face Amount of the policy is changed, (ii) there is a death benefit option change, (iii) there is a decrease in the Face Amount of insurance due to a withdrawal, (iv) there is any change in the supplementary benefits added to the policy or in the risk classification of the insured person or (v) a temporary additional rating is added (due to a Face Amount increase).

     The No-Lapse Guarantee Period is set at issue and is stated in the policy. The No-Lapse Guarantee Period for any Supplemental Face Amount is the first 2 policy years. Certain state limitations may apply, but generally the No-Lapse Guarantee Period for the Base Face Amount is (i) the lesser of twenty years or to age 75 or (ii) 5 years if the insured person's issue age is 70 or older. The No-Lapse Guarantee Period for the Base Face Amount under any policy that has elected an increasing Supplemental Face Amount or a Return of Premium rider, however, is limited to the first 2 policy years.

     While the No-Lapse Guarantee is in effect, we will determine at the beginning of the policy month that your policy would otherwise be in default, whether the Cumulative Premium Test, described below, has been met. If the test has not been satisfied, we will notify you of that fact and allow a 61-day grace period in which you may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification, will be equal to the lesser of:

    (a) the outstanding premium requirement to satisfy the Cumulative Premium Test at the date of default, plus the monthly No-Lapse Guarantee Premium due for the next two policy months, or

    (b) the amount necessary to bring the surrender value to zero plus the monthly deductions due, plus the next three monthly deductions plus the applicable premium charge.

     If the required payment is not received by the end of the grace period, the No-Lapse Guarantee and the policy will terminate.


Cumulative Premium Test

     The Cumulative Premium Test is satisfied if, as of the beginning of the policy month that your policy would otherwise be in default, the sum of all premiums paid to date less any withdrawals taken on or before the date of the test and less any policy debt is equal to or exceeds the sum of the Monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test.


Death during grace period

     If the insured person should die during the grace period, the policy value used in the calculation of the death benefit will be the policy value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.


Reinstatement

     You can reinstate a policy that has gone into default and terminated at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

     (a) The insured person's risk classification is standard or preferred, and

     (b) The insured person's attained age is less than 46.

     By making a written request, you can reinstate a policy that has gone into default and terminated at any time within the three-year period following the date of termination subject to the following conditions:

     (a) You must provide to us evidence of the insured person's insurability that is satisfactory to us; and

    (b) You must pay a premium equal to the amount that was required to bring the policy out of default immediately prior to termination, plus the amount needed to keep the policy in force to the next scheduled date for payment of the Planned Premium.

     If the reinstatement is approved, the date of reinstatement will be the later of the date we approve your request or the date the required payment is received at our Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The policy value on the date of reinstatement, prior to the crediting of any Net Premium paid in connection with the reinstatement, will be equal to the policy value on the date the policy terminated. Any policy debt not paid upon termination of a policy will be reinstated if the policy is reinstated.


The Policy Value

     From each premium payment you make, we deduct the premium charge described under "Deduction from premium payments". We invest the rest (known as the "Net Premium") in the accounts (fixed or investment) you've elected. Special investment rules apply to premiums processed prior to the Allocation Date. (See "Processing premium payments".)

     Over time, the amount you've invested in any investment account will increase or decrease the same as if you had invested the same amount directly in the corresponding underlying portfolio and had reinvested all portfolios' dividends and distributions in additional portfolio shares; except that we will deduct certain additional charges which will reduce your policy value. We describe these charges under "Description of Charges at the Policy Level".

     The amount you've invested in the fixed account will earn interest at the rates we declare from time to time. For the fixed account, we guarantee that this rate will be at least 3%. If you want to know what the current declared rate is for the fixed account, just call or write to us. Amounts you invest in the fixed account will not be subject to the asset-based risk charge described under "Deductions from policy value". Otherwise, the policy level charges applicable to the fixed account are the same as those applicable to the investment accounts. We reserve the right to offer one or more additional fixed accounts with characteristics that differ from those of the current fixed account, but we are under no obligation to do so.

Allocation of future premium payments

     At any time, you may change the accounts (fixed or investment) in which future premium payments will be invested. You make the original allocation in the application for the policy. The percentages you select must be in whole numbers and must total 100%.


Transfers of existing policy value

     You may also transfer your existing policy value from one account (fixed or investment) to another. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. A confirmation of each transfer will be sent to you. Without our approval, the maximum amount you may transfer to or from any account in any policy year is $1,000,000.

     The policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment accounts. As a consequence, we have reserved the right to impose limits on the number and frequency of transfers into and out of investment accounts and to impose a fee of up to $25 for any transfer beyond an annual limit (which will not be less than 12). No transfer fee will be imposed on any transfer from an investment account into a fixed account if the transfer occurs during the following periods:

     o within 18 months after the policy's Issue Date, or

   owithin 60 days after the later of the effective date of a material change in the investment objectives of any investment account or the date you are notified of the change.

Subject to the restrictions set forth below, you may transfer existing policy value into or out of investment accounts. Transfers out of a fixed account are subject to additional limitations noted below.

     Our current practice is to restrict transfers into or out of investment accounts to two per calendar month (except with respect to those policies described in the following paragraph). For purposes of this restriction, transfers made during the period from the opening of a business day (usually 9:00 a.m. Eastern Time) to the close of that business day (usually 4:00 p.m. Eastern Time) are considered one transfer. You may, however, transfer to the Money Market B investment account even if the two transfer per month limit has been reached, but only if 100% of the account value in all investment accounts is transferred to the Money Market B investment account. If such a transfer to the Money Market B investment account is made, then, for the 30 calendar day period after such transfer, no transfers from the Money Market B investment account to any other investment accounts (variable or fixed) may be made. If your policy offers a dollar cost averaging or automatic asset allocation rebalancing program, any transfers pursuant to such program are not considered transfers subject to these restrictions on frequent trading. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

     Policies such as yours may be purchased by a corporation or other entity as a means to informally finance the liabilities created by an employee benefit plan, and to this end the entity may aggregately manage the policies purchased to match its liabilities under the plan. Policies sold under these circumstances are subject to special transfer restrictions. In lieu of the two transfers per month restriction, we will allow the policy owner under these circumstances to rebalance the investment options in its policies within the following limits:
(i) during the 10 calendar day period after any policy values are transferred from one investment account into a second investment account, the values can only be transferred out of the second investment account if they are transferred into the Money Market B investment account; and (ii) any policy values that would otherwise not be transferable by application of the 10 day limit described above and that are transferred into the Money Market B investment account may not be transferred out of the Money Market B investment account into any other accounts (fixed or investment) for 30 calendar days. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

     The most you can transfer at any one time out of the fixed account is the greater of (i) the fixed account maximum transfer amount of $2,000, or (ii) the fixed account maximum transfer percentage of 15% multiplied by the amount of the fixed account on the immediately preceding policy anniversary. Any transfer which involves a transfer out of the fixed account may not involve a transfer to the Money Market B investment account.

     We reserve the right to impose a minimum amount limit on transfers out of the fixed account. We also reserve the right to impose different restrictions on any additional fixed account that we may offer in the future.


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


Surrender and Withdrawals


Surrender

     You may surrender your policy in full at any time. If you do, we will pay you the policy value less any policy debt and surrender charge that then applies. This is called your "net cash surrender value". You must return your policy when you request a surrender. We will process surrenders on the day we receive the surrender request (unless such day is not a business day, in which case we will process surrenders as of the business day next following the date of the receipt).


Withdrawals

     After the first policy year, you may make a withdrawal of part of your net cash surrender value once in each policy month. Generally, each withdrawal must be at least $500. There are two charges for each withdrawal. One is a transaction fee of $25 (or 2% of the withdrawal, if less). The other charge applies only if the withdrawal results in a reduction in Base Face Amount and is equal to a pro-rata portion of any surrender charge that then applies. We will automatically reduce the policy value of your policy by the amount of the withdrawal and the related charges. Unless otherwise specified by you, each account (fixed and investment) will be reduced in the same proportion as the policy value is then allocated among them. We will not permit a withdrawal if it would cause your surrender value to fall below 3 months' worth of monthly deductions (see "Deductions from policy value"). We also reserve the right to refuse any withdrawal that would cause the policy's Total Face Amount or the Base Face Amount to fall below $100,000. Finally, we will not permit a withdrawal at and after the policy anniversary nearest the insured person's 121st birthday.

     Because it reduces the policy value, any withdrawal will reduce your death benefit under either Option 1 or Option 2 (see "The Death Benefit"). Under Option 1, such a withdrawal may also reduce the Total Face Amount. Any such reduction in the Total Face Amount will be implemented by first reducing any Supplemental Face Amount then in effect. The Base Face Amount will be reduced only after the Supplemental Face Amount has been reduced to zero. If such a reduction in Total Face Amount would cause the policy to fail the Internal Revenue Code's definition of life insurance, we will not permit the withdrawal. As noted, above, if the withdrawal results in a reduction in Base Face Amount, a pro-rata portion of the applicable surrender charge will be deducted from the policy value (see "Surrender charge"). We reserve the right to waive the pro-rata surrender charge on any reduction in Base Face Amount if the withdrawal is designed to serve certain administrative purposes (such as the payment of fees associated with the provision of asset management services).

     For example, assume a policy owner that has elected death benefit Option 1 requests a withdrawal of $25,000 on a policy with a Base Face Amount of $200,000 and a current surrender charge of $10,000. The $25,000 withdrawal would reduce the Base Face Amount from $200,000 to $175,000. The reduction in Base Face Amount would trigger a partial surrender charge equal to the surrender charge times the proportionate reduction in Base Face Amount, in this case equal to $10,000 X (25,000/200,000) or $1,250. The surrender charge after the withdrawal would be equal to $10,000 - $1,250 or $8,750. If the policy owner had instead purchased a policy with $200,000 of Base Face Amount and $100,000 of Supplemental Face Amount, the withdrawal of $25,000 would reduce the Supplemental Face Amount from $100,000 to $75,000. Since the Base Face Amount would remain at $200,000, no partial surrender charge would be deducted.



Policy loans

     You may borrow from your policy at any time by completing a form satisfactory to us. The maximum amount you can borrow is the greater of (i) 90% of net cash surrender value and (ii) the amount determined as follows:

     o We first determine the net cash surrender value of your policy.

   oWe then subtract an amount equal to the monthly deductions then being deducted from policy value times the number of full policy months until the next policy anniversary.

   oWe then multiply the resulting amount by 1.25% in policy years 1 through 10 and 0% thereafter (although we reserve the right to increase the percentage after the tenth policy year to as much as .25%).

     o We then subtract the third item above from the second item above.

     The minimum amount of each loan is $500. The interest charged on any loan is an effective annual rate of 4.25% in the first 10 policy years and 3.0% thereafter. However, we reserve the right to increase the percentage after the tenth policy year to as much as 3.25%. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. Unless otherwise specified by you, the amount of the loan is deducted from the accounts (fixed and investment) in the same proportion as the policy value is then allocated among them. The amount of the loan is then placed in a special loan account. This special loan account will earn interest at an effective annual rate of 3.0%. However, if we determine that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to increase the rate charge on the loan to a rate that would, in our reasonable judgement, result in the transaction being treated as a loan under Federal tax law. We process policy loans as of the business day on or next following the day we receive the loan request. We will not process any loans at and after the policy anniversary nearest the insured person's 121st birthday.


Repayment of policy loans

     You can repay all or part of a loan at any time. Each repayment will be allocated among the accounts as follows:

     o The same proportionate part of the loan as was borrowed from any fixed account will be repaid to that fixed account.

   oThe remainder of the repayment will be allocated among the accounts in the same way a new premium payment would be allocated (unless otherwise specified by you).

If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments. We process loan repayments as of the day we receive the repayment.


Effects of policy loans

     The policy value, the net cash surrender value, and any death benefit are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the accounts and placed in a special loan account. The accounts and the special loan account will generally have different rates of investment return.

     The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

     Taking out a loan on the policy increases the risk that the policy may lapse because of the difference between the interest rate charged on the loan and the interest rate credited to the special loan account. Also, whenever the outstanding loan equals or exceeds your policy value after the insured person reaches age 121 , the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee's last known address) specifying the amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period. Policy loans may also result in adverse tax consequences under certain circumstances (see "Tax considerations").


Description of Charges at the Policy Level


Deduction from premium payments

   oPremium charge - A charge to (i) help cover our sales costs, (ii) cover state premium taxes we currently expect to pay, on average, and (iii) cover the increased Federal income tax burden that we currently expect will result from receipt of premiums. The current charge is 8% of each premium paid for the first 5 policy years and 2% thereafter.


Deductions from policy value

   oAdministrative charge - A monthly charge to help cover our administrative costs. This is a flat dollar charge of up to $15 .

   oFace Amount charge - A monthly charge to primarily help cover sales costs.
    The duration of the face amount charge varies upon the age of the insured person as of the anniversary date nearest the Policy Date or, if applicable, the date of an increase in the Base Face Amount, as follows: age 50 and under, 4 years; age 51, 5 years; age 52, 6 years; age 53, 7 years; age 54, 8 years; age 55, 9 years; age 56 and over, 10 years. The charge is determined by multiplying the Base Face Amount at issue (or an increase in Base Face Amount, as applicable) by the applicable rate. The rate will vary based upon the sex, age and risk class of the insured person.

   oCost of insurance charge - A monthly charge for the cost of insurance. To determine the charge, we multiply the net amount of insurance for which we are then at risk by a cost of insurance rate. The rate is derived from an actuarial table. The table in your policy will show the maximum cost of insurance rates. The cost of insurance rates that we currently apply are generally less than the maximum rates. The current rates will never be more than the maximum rates shown in the policy. The table of rates we use will depend on the insurance risk characteristics and (usually) gender of the insured person, the Total Face Amount and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as the insured person`s attained age increases. (The insured person's "attained age" on any date is his or her age on the birthday nearest that date.) For Death Benefit Option 1, the net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:

     (a) is the death benefit as of the first day of the policy month, divided by 1.0024663; and

     (b) is the policy value as of the first day of the policy month after the deduction of all other monthly deductions.

    Since the net amount at risk for Death Benefit Option 1 is based on a formula that includes as factors the death benefit and the policy value, the net amount at risk is affected by the investment performance of the investment accounts chosen, payment of premiums and charges assessed.

    The cost of insurance rate and net amount at risk will be determined separately for the initial Total Face Amount and for each increase in Total Face Amount. In determining the net amount at risk, if there have been increases in Total Face Amount, the policy value shall first reduce the initial Total Face Amount. If the policy value exceeds the initial Total Face Amount, then such excess shall reduce the additional increases in Total Face Amount resulting from the increases, in the order the increases occurred.

     For Death Benefit Option 2, the net amount at risk is equal to the Total Face Amount of insurance.

   oAdditional mortality charge - A monthly charge specified in your policy for additional mortality risk if the insured person is subject to certain types of special insurance risk.

   oAsset-based risk charge - A monthly charge to help cover sales, administrative and other costs. The charge is a percentage of that portion of your policy value allocated to investment accounts. This charge does not apply to the current fixed account.

   oSupplementary benefits charges - Monthly charges for any supplementary insurance benefits added to the policy by means of a rider.

   oWithdrawal fee - A fee for each withdrawal of policy value to compensate us for the administrative expenses of processing the withdrawal. The charge is equal to the lesser of $25 or 2% of the withdrawal amount.

   oSurrender charge - A charge we deduct if the policy lapses or is surrendered within the first 10 policy years that coverage is in effect. We deduct this charge to compensate us for sales expenses that we would otherwise not recover in the event of early lapse or surrender. The charge is a percentage of the premiums we received in the first policy year that do not exceed the Surrender Charge Calculation Limit stated in the Policy Specifications page of your policy. The percentage applied is dependent upon the policy year during which lapse or surrender occurs, as shown in the following table:


Policy Year                   Percentage Applied
-----------------------      -------------------
  1-4 .................              100%
  5-6 .................               95%
  7 ...................               90%
  8 ...................               70%
  9 ...................               50%
  10 ..................               30%
  11 or Later .........                0%

    If lapse or surrender occurs during policy years 4, 6, 7, 8, or 9, the percentage applied will actually be determined by policy month. During those policy years, the percentage is graded down proportionately at the beginning of each policy month until the next level is reached. The above table applies only if the insured person is less than attained age 45 at issue. For older issue ages, the percentages in the above table may be reduced. In the event there are one or more increases in Base Face Amount, the surrender charge applicable to each such increase will be determined separately based upon the number of full years elapsed since the effective date of the increase. A pro-rata portion of the surrender charge may also be charged in the case of any reduction in Base Face Amount (see "Withdrawals" and "Requesting a decrease in coverage"). The pro-rata charge is calculated separately for the initial Base Face Amount and for each increase in Base Face Amount by dividing the reduction in Base Face Amount by the Base Face Amount immediately prior to the reductions and then multiplying the applicable surrender charge by that ratio.


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


Additional information about how certain policy charges work


Sales expenses and related charges

     The premium charges help to compensate us for the cost of selling our policies. (See "Description of Charges at the Policy Level"). The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that the premium charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset-based risk charge and other gains with respect to the policies, or from our general assets. Similarly, administrative expenses not fully recovered by the administrative charge may also be recovered from such other sources.


Method of deduction

     We deduct the monthly deductions described in the Fee Tables section from your policy's accounts (fixed and investment) in proportion to the amount of policy value you have in each, unless otherwise specified by you.


Reduced charges for eligible classes

     The charges otherwise applicable may be reduced with respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us. We will make these reductions in accordance with our rules in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the policies; the size of the class of associated individuals and the number of years it has been in existence; the aggregate amount of premiums paid; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.


Other charges we could impose in the future

     Except for a portion of the premium charge, we currently make no charge for our Federal income taxes. However, if we incur, or expect to incur, income taxes attributable to any subaccount of the Account or this class of policies in future years, we reserve the right to make a charge for such taxes. Any such charge would reduce what you earn on any affected investment accounts. However, we expect that no such charge will be necessary.

     We also reserve the right to increase the premium charge in order to correspond with changes in the state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy.


     Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.


Description of Charges at the Portfolio Level

     The portfolios must pay investment management fees and other operating expenses. These fees and expenses (shown in the tables of portfolio annual expenses under "Fee Tables") are different for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any investment accounts you select. We may also receive payments from a Series Fund or its affiliates at an annual rate of up to approximately 0.45% of the average net assets that holders of our variable life insurance policies and other products have invested in that portfolio. Any such payments do not, however, result in any charge to you in addition to what is shown in the tables. Expenses of the portfolios are not fixed or specified under the terms of the policy, and those expenses may vary from year to year.

Other Policy Benefits, Rights and Limitations


Optional supplementary benefit riders you can add

     When you apply for a policy, you can request any of the optional supplementary benefit riders that we then make available. Availability of any rider, the benefits it provides and the charges for it may vary by state. Our rules and procedures will govern eligibility for any rider and, in some cases, the configuration of the actual rider benefits. Each rider contains specific details that you should review before you decide to choose the rider. Charges for most riders will be deducted from the policy value. We may change these charges (or the rates that determine them), but not above any applicable maximum amount stated in the Policy Specifications page of your policy. We may add to, delete from or modify the list of optional supplementary benefit riders.

   oTotal Disability Waiver of Monthly Deductions Rider - This rider waives monthly deductions under the policy during the total disability (as defined in the rider) of the insured person. The benefit continues until the earlier of (i) the policy anniversary nearest the insured person's 65th birthday or
    (ii) the cessation of total disability.

   oDisability Payment of Specified Premium Rider - This rider will deposit the Specified Premium into the policy value of your policy each month during the total disability (as defined in the rider) of the insured person. There is a 6 month "waiting period" of total disability before deposits begin. Deposits continue until cessation of total disability, but will cease at the insured person's 65th birthday if total disability begins on or after the policy anniversary nearest the insured person's 60th birthday. The "Specified Premium" is chosen at issue and will be stated in the Policy Specifications page of your policy.

   oOptional Extended No-Lapse Guarantee Rider - This rider extends the
    No-Lapse Gurantee Period to the earlier of: (a) termination of the policy or rider, (b) subject to any applicable state limitations, the number of years selected by the policyowner and (c) age 121 of the insured person. The rider may be terminated at any time but cannot be reinstated once terminated. In order for the Extended No-Lapse Guarantee to be applicable, the Extended Cumulative Premium Test must be satisfied. This test is described in the rider. The cost of the rider varies by issue age and Face Amount and a change in the Face Amount of the policy may affect the cost of the rider.


Variations in policy terms

     Insurance laws and regulations apply to us in every state in which our policies are sold. As a result, various terms and conditions of your insurance coverage may vary from the terms and conditions described in this prospectus, depending upon where you reside. These variations will be reflected in your policy or in endorsements attached to your policy.

     We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under "Reduced charges for eligible classes". No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge.

     Any variation discussed above will be made only in accordance with uniform rules that we adopt and that we apply fairly to our customers.


Procedures for issuance of a policy

     Generally, the policy is available with a minimum Total Face Amount at issue of $100,000 and a minimum Base Face Amount at issue of $100,000. At the time of issue, the insured person must have an attained age of no more than 90. All insured persons must meet certain health and other insurance risk criteria called "underwriting standards".

     Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured person in either the premium rates or the charges or values under the policy.


Commencement of insurance coverage

     After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured person's rate classification should be. After we approve an application for a policy and assign an appropriate insurance rate classification, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the insured person dies (except for the circumstances described under "Temporary coverage prior to policy delivery" below).

     The policy will take effect only if all of the following conditions are satisfied:

     o The policy is delivered to and received by the applicant.

     o The minimum initial premium is received by us.

   oThe insured person is living and there has been no deterioration in the insurability of the insured person since the date of the application.

     The date all of the above conditions are satisfied is referred to in this prospectus as the "Contract Completion Date". If all of the above conditions are satisfied, the policy will take effect on the date shown in the policy as the "Policy Date". That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the Policy Date.


Backdating

     Under limited circumstances, we may backdate a policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the policy. The most common reasons for backdating are to preserve a younger age at issue for the insured person or to retain a common monthly deduction date in certain corporate-owned life insurance cases involving multiple policies issued over time. If used to preserve age, backdating will result in lower insurance charges. However, monthly deductions will begin earlier than would otherwise be the case. Monthly deductions for the period the Policy Date is backdated will actually be deducted from policy value on the Contract Completion Date.


Temporary coverage prior to policy delivery

     If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary term life insurance coverage on the insured person for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the Temporary Life Insurance Agreement and Receipt attached to the application for the policy, including conditions to coverage and limits on amount and duration of coverage.


Monthly deduction dates

     Each charge that we deduct monthly is assessed against your policy value at the close of business on the Policy Date and at the close of the first day in each subsequent policy month.


Changes that we can make as to your policy

     We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

     In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. Such changes include the following:

     o Changes necessary to comply with or obtain or continue exemptions under the Federal securities laws

     o Combining or removing fixed accounts or investment accounts

     o Changes in the form of organization of any separate account

     Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.


The owner of the policy

     Who owns the policy? That's up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the accounts in which to invest or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we`ve used the term "you" in this prospectus, we've assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured person are different, so you should discuss this issue with your tax adviser.

     While the insured person is alive, you will have a number of options under the policy. Here are some major ones:

     o Determine when and how much you invest in the various acounts in which to invest

     o Borrow or withdraw amounts you have in the accounts

     o Change the beneficiary who will receive the death benefit

     o Change the amount of insurance

     o Turn in (i.e., "surrender") the policy for the full amount of its net cash surrender value

     o Choose the form in which we will pay out the death benefit or other proceeds

     It is possible to name so-called "joint owners" of the policy. If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.


Policy cancellation right

     You have the right to cancel your policy within 10 days after you receive it (the period may be longer in some states). This is often referred to as the "free look" period. To cancel your policy, simply deliver or mail the policy to:

     o John Hancock NY at one of the addresses shown on the back cover of this prospectus, or

     o the John Hancock NY representative who delivered the policy to you.

     The date of cancellation will be the date of such mailing or delivery. In most states, you will receive a refund of any premiums you've paid. In some states, the refund will be your policy value on the date of cancellation.


Reports that you will receive

     At least annually, we will send you a statement setting forth at least the following information as of the end of the most recent reporting period: the amount of the death benefit, the portion of the policy value in the fixed account and in each investment account, premiums received and charges deducted from premiums since the last report, any outstanding policy loan (and interest charged for the preceding policy year), and any further information required by law. Moreover, you also will receive confirmations of premium payments, transfers among accounts, policy loans, partial withdrawals and certain other policy transactions.

     Semiannually we will send you a report containing the financial statements of the portfolios, including a list of securities held in each portfolio.


Assigning your policy

     You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive a copy of the assignment at our Service Office. Nor are we responsible for the validity of the assignment or its efficacy in meeting your objectives. An absolute assignment is a change of ownership. All collateral assignees of record must usually consent to any surrender, withdrawal or loan from the policy.


When we pay policy proceeds


General

     We will ordinarily pay any death benefit, withdrawal, surrender value or loan within 7 days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). If we don't have information about the desired manner of payment within 7 days after the date we receive documentation of the insured person's death, we will pay the proceeds as a single sum.


Delay to challenge coverage

     We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified in the policy.

Delay for check clearance

     We reserve the right to defer payment of that portion of your policy value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.



Delay of separate account proceeds

     We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from an investment account if (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (2) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the policy value; or (3) the SEC by order permits the delay for the protection of owners. Transfers and allocations of policy value among the investment accounts may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.


Delay of general account surrender proceeds

     State laws allow us to defer payment of any portion of the net cash surrender value derived from any fixed account for up to 6 months. These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis.


How you communicate with us


General Rules

     You should mail or express all checks and money orders for premium payments and loan repayments to the John Hancock NY Service Office at the appropriate address shown on the back cover.

     Under our current rules, certain requests must be made in writing and be signed and dated by you. They include the following:

     o loans

     o surrenders or withdrawals

     o change of death benefit option

     o increase or decrease in Face Amount

     o change of beneficiary

     o election of payment option for policy proceeds

     o tax withholding elections

     o election of telephone/internet transaction privilege.

     The following requests may be made either in writing (signed and dated by you) or by telephone or fax or through the Company's secured website, if a special form is completed (see "Telephone, Facsimile and Internet Transactions" below):

     o transfers of policy value among accounts

     o change of allocation among accounts for new premium payments

     You should mail or express all written requests to our Service Office at the appropriate address shown on the back cover. You should also send notice of the insured person's death and related documentation to our Service Office. We do not consider that we've "received" any communication until such time as it has arrived at the proper place and in the proper and complete form.

     We have special forms that should be used for a number of the requests mentioned above. You can obtain these forms from our Service Office or your John Hancock NY representative. Each communication to us must include your name, your policy number and the name of the insured person. We cannot process any request that doesn't include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered "received" by us on the next following business day. Our business day currently closes at 4:00 p.m. Eastern Time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone, Facsimile and Internet Transactions

     If you complete a special authorization form, you can request transfers among accounts and changes of allocation among accounts simply by telephoning us at 1-888-267-7781 or by faxing us at 1-416-963-7044 or through the Company's secured website. Any fax or internet request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the accounts involved. We will honor telephone and internet instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone/internet transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line or internet usage. If this occurs, you should submit your request in writing.

     If you authorize telephone or internet transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone or internet instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions which are reasonably designed to confirm that instructions received by telephone or internet are genuine. These procedures include requiring personal identification, the use of a unique password for internet authorization, recording of telephone calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone or internet are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

     As stated earlier in this prospectus, the policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment options. To discourage disruptive frequent trading, we have imposed certain transfer restrictions (see "Transfers of existing policy value"). In addition, we also reserve the right to change our telephone, facsimile and internet transaction privileges outlined in this section at any time, and to suspend or terminate any or all of those privileges with respect to any owners who we feel are abusing the privileges to the detriment of other owners.


Distribution of Policies

     John Hancock Distributors LLC ("JH Distributors"), a Delaware limited liability company that we control, is the principal distributor of the policies and the principal underwriter of the securities offered through this prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the John Hancock Trust, whose securities are used to fund certain investment accounts under the policies and under other annuity and life insurance products we offer.

     JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5 and it also maintains offices with us at 601 Congress Street, Boston, Massachusetts 02210. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

     We offer the policies for sale through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors. These broker-dealers may include our affiliates Essex National Securities, Inc. and Signator Investors, Inc.

     Through JH Distributors, John Hancock USA pays compensation to broker-dealers for the promotion and sale of the policies. The registered representative through whom your policy is sold will be compensated pursuant to the registered representative's own arrangement with his or her broker-dealer. Compensation to broker-dealers for the promotion and sale of the policies is not paid directly by policyowners but will be recouped through the fees and charges imposed under the policy. (See "Description of Charges at the Policy Level".)

     A limited number of broker-dealers may also be paid commissions or overrides to "wholesale" the policies; that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling. We may also provide compensation to a limited number of broker-dealers for providing ongoing service in relation to policies that have already been purchased.

     Standard Compensation. The compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation (inclusive of wholesaler overrides and expense allowances) paid to broker-dealers for sale of the policies (not including riders) is not expected to exceed 99% of the target premium paid in the first policy year and 7% of the target premium paid in years 2-10. Compensation on any premium in excess of target premium is not expected to exceed 8% in years 1-10. The amount and timing of this compensation may differ among broker-dealers, but would not be expected to materially exceed these schedules on a present value basis.

     Additional Compensation and Revenue Sharing. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, selling broker-dealers may receive, directly or indirectly, additional payments in the form of cash, other compensation or reimbursement. These additional compensation or reimbursement arrangements may include, for example, payments in connection with the firm's "due diligence" examination of the policies, payments for providing conferences or seminars, sales or training programs for invited registered representatives and other employees, payment for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for public, advertising and sales campaigns regarding the policies, payments to assist a firm in connection with its systems, operations and marketing expenses and/or other events or activities sponsored by the firms. Subject to applicable NASD rules and other applicable laws and regulations, JH Distributors and its affiliates may contribute to, as well as sponsor, various educational programs, sales contests, and/or other promotions in which participating firms and their sales persons may receive prizes such as merchandise, cash or other rewards.

     These arrangements will not be offered to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements involving selling firms and other financial institutions in the Statement of Additional Information, which is available upon request. Any such compensation, which may be significant at times, will not result in any additional direct charge to you by us.

     Differential Compensation. Compensation negotiated and paid by JH Distributors pursuant to a selling agreement with a broker-dealer may differ from compensation levels that the broker-dealer receives for selling other variable policies or contracts. These compensation arrangements may give us benefits such as greater access to registered representatives. In addition, under their own arrangements, broker-dealer firms may pay a portion of any amounts received under standard or additional compensation or revenue sharing arrangements to their registered representatives. As a result, registered representatives may be motivated to sell the policies of one issuer over another issuer, or one product over another product. You should contact your registered representative for more information on compensation arrangements in connection with your purchase of a policy.


Tax considerations

     This description of federal income tax consequences is only a brief summary and is not intended as tax advice. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax advisor. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively.


General

     Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your policy value are not subject to income tax as long as we don't pay them out to you. If we do pay out any amount of your policy value upon surrender or withdrawal, all or part of that distribution should generally be treated as a return of the premiums you've paid and should not be subject to income tax. Amounts you borrow are generally not taxable to you.

     However, some of the tax rules change if your policy is found to be a "modified endowment contract". This can happen if you've paid more than a certain amount of premiums that is prescribed by the tax laws. Additional taxes and penalties may be payable for policy distributions of any kind under a modified endowment contract.


Policy proceeds

     We believe the policy will receive the same Federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code (the "Code") defines a life insurance contract for federal tax purposes. If certain standards are met at issue and over the life of the policy, the policy will satisfy that definition. We will monitor compliance with these standards.

     If the policy complies with Section 7702, we believe the death benefit proceeds under the policy will be excludable from the beneficiary's gross income under Section 101 of the Code. In addition, if you have elected the Acceleration of Death Benefit for Qualified Long-Term Care Services Rider, the rider's benefits generally will be excludable from gross income under the Code. The tax-free nature of these accelerated benefits is contingent on the rider meeting specific requirements under Section 101 and/or Section 7702B of the Code. We have designed the rider to meet these standards.

Other policy distributions

     Increases in policy value as a result of interest or investment experience will not be subject to federal income tax unless and until values are actually received through distributions. In general, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. But under certain circumstances within the first 15 policy years, the owner may be taxed on a distribution even if total withdrawals do not exceed total premiums paid. Any taxable distribution will be ordinary income to the owner (rather than capital gains).

     Distributions for tax purposes can include amounts received upon surrender or withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy's ownership. If you have elected the Acceleration of Death Benefit for Qualified Long-Term Care Services Rider, you may be deemed to have received a distribution for tax purposes each time a deduction is made from your policy value to pay the rider charge.

     We also believe that, except as noted below, loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, if the policy terminates for any reason, the amount of any outstanding loan that was not previously considered income will be treated as if it had been distributed to the owner upon such termination. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans and an insured person of advanced age, you might find yourself having to choose between high premium requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

     It is possible that, despite our monitoring, a policy might fail to qualify as a life insurance contract under Section 7702 of the Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if any of the portfolios failed to meet certain investment diversification or other requirements of the Code. If this were to occur, you would be subject to income tax on the income credited to the policy for the period of the disqualification and for subsequent periods.

     Tax consequences of ownership or receipt of policy proceeds under Federal, state and local estate, inheritance, gift and other tax laws depend on the circumstances of each owner or beneficiary.

     Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy's ownership or making any assignment of ownership interests.


Diversification rules and ownership of the Account

     Your policy will not qualify for the tax benefit of a life insurance contract unless the Account follows certain rules requiring diversification of investments underlying the policy. In addition, the rules require that the policy owner not have "investment control" over the underlying assets.

     The Treasury Department explained in its temporary regulations regarding diversification that such regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account". As the variable policy owner, you will be treated as the owner of Account assets if you have the ability to exercise investment control over them. If you are found to have such ability, you will be taxed on any income or gains the assets generate. Although the Treasury Department announced several years ago that it would provide further guidance on this issue, it had not yet done so as of the date of this prospectus.

     The ownership rights under your policy are similar to, but different in certain respects from, those described in Internal Revenue Service rulings in which it was determined that policyholders were not owners of separate account assets. Since you have greater flexibility in allocating premiums and policy values than was the case in those rulings, it is possible that you would be treated as the owner of your policy's proportionate share of the assets of the Account.

     We do not know what will be in future Treasury Department regulations or other guidance. We cannot guarantee that the portfolios will be able to operate as currently described in the Series Funds' prospectuses, or that a Series Fund will not have to change any portfolio's investment objectives or policies. We have reserved the right to modify your policy if we believe it will prevent you from being considered the owner of your policy's proportionate share of the assets of the Account, but we are under no obligation to do so.

7-pay premium limit

     At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

     The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully "paid-up" after the payment of 7 equal annual premiums. "Paid-up" means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 policy years exceed the 7-pay limit, the policy will be treated as a "modified endowment contract", which can have adverse tax consequences.

     The owner will be taxed on distributions and loans from a "modified endowment contract" to the extent of any income (gain) to the owner (on an income-first basis). The distributions and loans affected will be those made on or after, and within the two year period prior to, the time the policy becomes a modified endowment contract. Additionally, a 10% penalty tax may be imposed on taxable portions of such distributions or loans that are made before the owner attains age 591/2.

     Furthermore, any time there is a "material change" in a policy (generally the result of such things as an increase in the Total Face Amount, the addition of certain other policy benefits after issue, a change in death benefit option, or reinstatement of a lapsed policy), the policy will have a new 7-pay limit as if it were a newly-issued policy. If a prescribed portion of the policy's then policy value, plus all other premiums paid within 7 years after the material change, at any time exceed the new 7-pay limit, the policy will become a modified endowment contract.

     Moreover, if benefits under a policy are reduced (such as a reduction in the Total Face Amount or death benefit or the reduction or cancellation of certain rider benefits) during the 7 years in which a 7-pay test is being applied, the 7-pay limit will generally be recalculated based on the reduced benefits. If the premiums paid to date are greater than the recalculated 7-pay limit, the policy will become a modified endowment contract.

     All modified endowment contracts issued by the same insurer (or its affiliates) to the owner during any calendar year generally are required to be treated as one contract for the purpose of applying the modified endowment contract rules. A policy received in exchange for a modified endowment contract will itself also be a modified endowment. You should consult your tax advisor if you have questions regarding the possible impact of the 7-pay limit on your policy.


Corporate and H.R. 10 plans

     The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of Section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Code.


Financial statements reference

     The financial statements of John Hancock NY and the Account can be found in the Statement of Additional Information. The financial statements of John Hancock NY should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of John Hancock NY to meet its obligations under the policies.


Registration statement filed with the SEC

     This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.


Independent Registered Public Accounting Firm

     The consolidated financial statements of John Hancock Life Insurance Company of New York (formerly, The Manfacturers Life Insurance Company of New
York) at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and the financial statements of Separate Account B of John Hancock Life Insurance Company of New York (formerly, The Manfacturers Life Insurance Company of New York) at December 31, 2004, and for each of the two years in the periods ended December 31, 2004 and 2003, appearing in this Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

     In addition to this prospectus, John Hancock NY has filed with the Securities and Exchange Commission (the "SEC") a Statement of Additional Information (the "SAI") which contains additional information about John Hancock NY and the Account. The SAI and personalized illustrations of death benefits, policy values and surrender values are available, without charge, upon request. You may obtain the personalized illustrations from your John Hancock NY representative. The SAI may be obtained by contacting the John Hancock NY Service Office. You should also contact the John Hancock NY Service Office to request any other information about your policy or to make any inquiries about its operation.


                         SERVICE OFFICE
      Express Delivery                        Mail Delivery
  The John Hancock Life Insurance              Po Box 633
        Company of New York              Niagara Square Station
       100 Summit Lake Drive             Buffalo, NY 14201-0633
            Second Floor
      Valhalla, New York 10595
               Phone:                             Fax:
           1-888-267-7781                    1-416-963-7044

     Information about the Account (including the SAI) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. Reports and other information about the Account are available on the SEC's Internet website at http://www.sec.gov. Copies of such information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549-0102.












Investment Company Act File No. 811-8329

                      Statement of Additional Information
                            dated November 17, 2005

                                for interests in
John Hancock Life Insurance Company of New York Separate Account B
                                 ("Registrant")

                      Interests are made available under


                       PROTECTION VARIABLE UNIVERSAL LIFE

     a flexible premium variable universal life insurance policy issued by

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK ("JOHN HANCOCK NY" or
                                 "DEPOSITOR")
This is a Statement of Additional Information ("SAI"). It is not the prospectus. The prospectus, dated the same date as this SAI, may be obtained from a John Hancock NY representative or by contacting the John Hancock NY Servicing Office at 100 Summit Lake Drive, Second Floor ,Valhalla, New York 10595 or telephoning 1-888-267-7781.




                               TABLE OF CONTENTS




Contents of this SAI                                            Page No.
Description of the Depositor ...........................           2
Description of the Registrant ..........................           2
Services ...............................................           2
Independent Registered Public Accounting Firm ..........           2
Principal Underwriter/Distributor ......................           2
Additional Information About Charges ...................           3
Financial Statements of Registrant and Depositor .......          F-1

Description of the Depositor

     Under the federal securities laws, the entity responsible for organization of the registered separate account underlying the variable life insurance policy is known as the "Depositor". The Depositor is John Hancock NY, a stock life insurance company organized under the laws of New York in 1992. We are a licensed life insurance company in the state of New York. Until 2004, John Hancock NY had been known as The Manufacturers Life Insurance Company of New York.

     John Hancock NY is a wholly-owned subsidiary of The John Hancock Life Insurance Company (U.S.A.), a life insurance company domiciled in Michigan. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.


Description of the Registrant

     Under the federal securities laws, the registered separate account underlying the variable life insurance policy is known as the "Registrant". In this case, the Registrant is John Hancock Life Insurance Company of New York Separate Account B (the "Account"), a separate account established by John Hancock NY under New York law. The variable investment options shown on page 1 of the prospectus are subaccounts of the Account. The Account meets the definition of "separate account" under the federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the SEC of the management of the Account or of John Hancock NY.

     New subaccounts may be added and made available to policy owners from time to time. Existing subaccounts may be modified or deleted at any time.


Services

     Administration of policies issued by John Hancock NY and of registered separate accounts organized by John Hancock NY may be provided by John Hancock Life Insurance Company, John Hancock Life Insurance Company (U.S.A.) or other affiliates. Neither John Hancock NY nor the separate accounts are assessed any charges for such services.

     Custodianship and depository services for the Registrant are provided by State Street Bank. State Street Bank's address is 225 Franklin Street, Boston, Massachusetts, 02110.


Independent Registered Public Accounting Firm

     The consolidated financial statements of John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New
York) at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and the financial statements of Separate Account B of John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York) at December 31, 2004, and for each of the two years in the periods ended December 31, 2004 and 2003, appearing in this Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


Principal Underwriter/Distributor

     John Hancock Distributors LLC ("JH Distributors"), a Delaware limited liability company that we control, is the principal distributor of the policies and the principal underwriter of the securities offered through this prospectus. JH Distributors acts as the principal distributor of a number of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the John Hancock Trust, whose securities are used to fund certain variable investment options under the policies and under other annuity and life insurance products we offer.

     JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5 and it also maintains offices with us at 601 Congress Street, Boston, Massachusetts 02210. JH Distributors is a broker-dealer registered under the Securities Act of 1934 (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

     We offer the policies for sale through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors. These broker-dealers may include our affiliates Essex National Securities, Inc. and Signator Investors, Inc.

     The aggregate dollar amount of underwriting commissions paid to JH Distributors in 2004, 2003 and 2002 was $403,619,081, $293,120,491, and
$275,138,774, respectively. JH Distributors did not retain any of these amounts during such periods.

     Through JH Distributors, John Hancock NY pays compensation to broker-dealers for the promotion and sale of the policies. The compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation (inclusive of wholesaler overrides and expense allowances) paid to broker-dealers for sale of the policies (not including riders) is not expected to exceed 99% of the target premium paid in the first policy year and 7% of the target premium paid in years 2-10. Compensation on any premium in excess of target premium is not expected to exceed 8% in years 1-10. The amount and timing of this compensation may differ among broker-dealers, but would not be expected to materially exceed these schedules on a present value basis.

     The registered representative through whom your policy is sold will be compensated pursuant to the registered representative's own arrangement with his or her broker-dealer. Compensation to broker-dealers for the promotion and sale of the policies is not paid directly by policyowners but will be recouped through the fees and charges imposed under the policy.

     Additional compensation and revenue sharing arrangements may be offered to certain broker-dealer firms. The terms of such arrangements may differ among broker-dealer firms we select based on various factors. In general, the arrangements involve three types of payments or any combination thereof:

   o Fixed dollar payments: The amount of these payments varies widely. JH Distributors may, for example, make one or more payments in connection with a firm's conferences, seminars or training programs, seminars for the public, advertising and sales campaigns regarding the policies, to assist a firm in connection with its systems, operations and marketing expenses, or for other activities of a selling firm or wholesaler. JH Distributors may make these payments upon the initiation of a relationship with a firm, and at any time thereafter.

   o Payments based upon sales: These payments are based upon a percentage of the total amount of money received, or anticipated to be received, for sales through a firm of some or all of the insurance products that we and/or our affiliates offer. JH Distributors makes these payments on a periodic basis.

   o Payments based upon "assets under management": These payments are based upon a percentage of the policy value of some or all of our (and/or our affiliates') insurance products that were sold through the firm. JH Distributors makes these payments on a periodic basis.

     Signator Investors, Inc. and Essex National Securities, Inc. may pay their respective registered representatives additional cash incentives in the form of bonus payments, expense payments, employment benefits or the waiver of overhead costs or expenses in connection with the sale of the policies that they would not receive in connection with the sale of policies issued by unaffiliated companies. Certain unaffiliated financial institutions such as banks may also receive compensation in connection with the sale of our policies sold by registered representatives of Essex National Securities, Inc. on bank premises.



Additional Information About Charges

     A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction. The underwriting process generally includes the obtaining of information concerning your age, medical history, occupation and other personal information. This information is then used to determine the cost of insurance charge.


Reduction In Charges

     The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. John Hancock NY reserves the right to reduce any of the Policy's charges on certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commissions or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which

John Hancock NY believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modifications, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. John Hancock NY may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
The Manufacturers Life Insurance Company of New York Separate Account B

We have audited the accompanying statement of assets and contract owners' equity of The Manufacturers Life Insurance Company of New York Separate Account B (comprising of the 500 Index Trust, Aggressive Growth Trust, All Cap Core Trust, All Cap Growth Trust, All Cap Value Trust, American Blue Chip Income & Growth Trust, American Growth Trust, American Growth-Income Trust, American International Trust, Balanced Trust, Blue Chip Growth Trust, Capital Appreciation Trust, Diversified Bond Trust, Dynamic Growth Trust, Emerging Growth Trust, Emerging Small Company Trust, Equity-Income Trust, Equity Index Trust, Financial Services Trust, Fundamental Value Trust, Global Trust, Global Allocation Trust, Global Bond Trust, Growth & Income Trust, Health Sciences Trust, High Yield Trust, Income & Value Trust, International Equity Index Fund, International Index Trust, International Small Cap Trust, International Stock Trust, International Value Trust, Investment Quality Bond Trust, Large Cap Growth Trust, Large Cap Value Trust, Lifestyle Aggressive 1000 Trust, Lifestyle Balanced 640 Trust, Lifestyle Conservative 280 Trust, Lifestyle Growth 820 Trust, Lifestyle Moderate 460 Trust, Mid Cap Core Trust, Mid Cap Index Trust, Mid Cap Stock Trust, Mid Cap Value Trust, Money Market Trust, Natural Resources Trust, Overseas Trust, Pacific Rim Trust, Quantitative All Cap Trust, Quantitative Equity Trust, Quantitative Mid Cap Trust, Real Estate Securities Trust, Real Return Bond Trust, Science & Technology Trust, Small Cap Index Trust, Small Cap Opportunities Trust, Small Company Trust, Small Company Blend Trust, Small Company Value Trust, Special Value Trust, Strategic Bond Trust, Strategic Growth Trust, Strategic Opportunities Trust, Strategic Value Trust, Total Return Trust, Total Stock Market Index Trust, U.S. Government Securities Trust, U.S. Large Cap Trust, Utilities Trust and Value Trust sub-accounts) of The Manufacturers Life Insurance Company of New York as of December 31, 2004, and the related statements of operations and changes in contract owners' equity for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion of the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the sub-accounts of The Manufacturers Life Insurance Company of New York Separate Account B at December 31, 2004, and the results of their operations and the changes in their contract owners' equity for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.

                                                          /s/ ERNST & YOUNG LLP

March 18, 2005

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                STATEMENT OF ASSETS AND CONTRACT OWNERS' EQUITY

                               December 31, 2004

Assets
Investments at fair value:
 Sub-accounts invested in Manufacturers Investment Trust Portfolios:
   500 Index Trust -- 62,617 shares (cost $568,899)..................... $  658,730
   Aggressive Growth Trust -- 3,812 shares (cost $45,557)...............     55,312
   All Cap Core Trust -- 8,814 shares (cost $111,482)...................    140,054
   All Cap Growth Trust -- 5,796 shares (cost $75,220)..................     88,974
   All Cap Value Trust -- 7,765 shares (cost $72,560)...................    112,900
   American Blue Chip Income & Growth Trust -- 392 shares (cost $6,211).      6,621
   American Growth Trust -- 789 shares (cost $12,136)...................     13,637
   American Growth-Income Trust -- 13,434 shares (cost $216,199)........    228,373
   American International Trust -- 971 shares (cost $16,131)............     18,804
   Balanced Trust.......................................................         --
   Blue Chip Growth Trust -- 33,800 shares (cost $483,707)..............    569,861
   Capital Appreciation Trust -- 1,426 shares (cost $10,530)............     12,533
   Diversified Bond Trust -- 24,340 shares (cost $264,158)..............    262,869
   Dynamic Growth Trust -- 15,387 shares (cost $60,335).................     74,472
   Emerging Growth Trust -- 204 shares (cost $2,975)....................      3,358
   Emerging Small Company Trust -- 1,664 shares (cost $39,278)..........     47,846
   Equity-Income Trust -- 25,833 shares (cost $368,850).................    440,193
   Equity Index Trust -- 1,001 shares (cost $13,629)....................     14,850
   Financial Services Trust -- 6,578 shares (cost $78,479)..............     92,098
   Fundamental Value Trust -- 11,633 shares (cost $137,478).............    164,493
   Global Trust -- 7,697 shares (cost $88,719)..........................    113,832
   Global Allocation Trust -- 3,679 shares (cost $32,267)...............     39,805
   Global Bond Trust -- 9,398 shares (cost $138,697)....................    152,809
   Growth & Income Trust -- 22,898 shares (cost $430,720)...............    528,253
   Health Sciences Trust -- 7,256 shares (cost $90,222).................    112,026
   High Yield Trust -- 16,990 shares (cost $159,558)....................    178,566
   Income & Value Trust -- 13,730 shares (cost $135,870)................    150,894
   International Index Trust............................................         --
   International Small Cap Trust -- 2,867 shares (cost $35,681).........     50,538
   International Stock Trust -- 5,492 shares (cost $49,505).............     61,015
   International Value Trust -- 10,390 shares (cost $129,017)...........    153,774
   Investment Quality Bond Trust -- 26,479 shares (cost $326,733).......    328,600
   Large Cap Growth Trust -- 18,122 shares (cost $158,828)..............    182,491
   Large Cap Value Trust -- 4,418 shares (cost $70,325).................     83,020
   Lifestyle Aggressive 1000 Trust -- 3,824 shares (cost $41,165).......     48,150
   Lifestyle Balanced 640 Trust -- 261,364 shares (cost $3,263,274).....  3,604,203
   Lifestyle Conservative 280 Trust -- 17,358 shares (cost $228,645)....    246,488
   Lifestyle Growth 820 Trust -- 27,789 shares (cost $325,576)..........    372,374
   Lifestyle Moderate 460 Trust -- 37,169 shares (cost $498,357)........    512,934

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

Assets
Investments at fair value:
 Sub-accounts invested in Manufacturers Investment Trust Portfolios:
   Mid Cap Core Trust -- 530 shares (cost $8,282).............................. $     9,194
   Mid Cap Index Trust -- 7,579 shares (cost $97,728)..........................     127,175
   Mid Cap Stock Trust -- 12,772 shares (cost $140,268)........................     180,462
   Mid Cap Value Trust -- 9,858 shares (cost $135,434).........................     178,816
   Money Market Trust -- 223,113 shares (cost $2,231,134)......................   2,231,134
   Natural Resources Trust -- 573 shares (cost $10,433)........................      12,594
   Overseas Trust -- 6,009 shares (cost $52,595)...............................      64,054
   Pacific Rim Trust -- 1,029 shares (cost $6,690).............................       9,774
   Quantitative All Cap Trust -- 3 shares (cost $40)...........................          42
   Quantitative Equity Trust...................................................          --
   Quantitative Mid Cap Trust -- 1,498 shares (cost $16,254)...................      19,350
   Real Estate Securities Trust -- 9,900 shares (cost $170,661)................     265,430
   Real Return Bond Trust -- 486 shares (cost $6,361)..........................       6,804
   Science & Technology Trust -- 18,096 shares (cost $179,964).................     208,647
   Small Cap Index Trust -- 8,617 shares (cost $94,899)........................     129,001
   Small Cap Opportunities Trust -- 118 shares (cost $2,219)...................       2,557
   Small Company Trust.........................................................          --
   Small Company Blend Trust -- 4,352 shares (cost $44,076)....................      53,182
   Small Company Value Trust -- 19,580 shares (cost $304,981)..................     414,315
   Special Value Trust -- 362 shares (cost $5,778).............................       6,767
   Strategic Bond Trust -- 15,569 shares (cost $177,154).......................     187,609
   Strategic Growth Trust -- 3,424 shares (cost $32,466).......................      36,710
   Strategic Opportunities Trust -- 18,012 shares (cost $164,574)..............     196,867
   Strategic Value Trust -- 1,056 shares (cost $9,547).........................      12,448
   Total Return Trust -- 19,105 shares (cost $268,690).........................     270,713
   Total Stock Market Index Trust -- 13,202 shares (cost $121,449).............     146,010
   U.S. Government Securities Trust -- 29,162 shares (cost $405,268)...........     406,225
   U.S. Large Cap Trust -- 19,650 shares (cost $233,309).......................     275,100
   Utilities Trust -- 1,067 shares (cost $9,563)...............................      12,883
   Value Trust -- 12,293 shares (cost $186,253)................................     240,568

 Sub-accounts invested in John Hancock Variable Series I Trust (VST) Portfolio:
   International Equity Index Fund -- 2,204 shares (cost $31,003)..............      35,999
                                                                                -----------
Total assets................................................................... $15,666,180
                                                                                ===========

Contract Owners' Equity
Variable universal life insurance contracts.................................... $15,666,180
                                                                                ===========

See accompanying notes.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

        STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY

                                                                              Sub-Account
                                                              --------------------------------------------
                                                                 500 Index Trust    Aggressive Growth Trust
                                                              --------------------  ----------------------
                                                              Year Ended Year Ended Year Ended  Year Ended
                                                              Dec. 31/04 Dec. 31/03 Dec. 31/04  Dec. 31/03
                                                              ---------- ---------- ----------  ----------
Income:
 Net investment income during the year.......................  $  4,165   $  1,510   $     --    $     --
 Net realized gain (loss) during the year....................       564     (5,075)   (24,841)    (11,451)
 Unrealized appreciation (depreciation) during the year......    48,849     61,751     32,957      38,757
                                                               --------   --------   --------    --------
Net increase (decrease) in assets from operations............    53,578     58,186      8,116      27,306
                                                               --------   --------   --------    --------
Changes from principal transactions:
 Transfer of net premiums....................................   168,959    129,166     11,294      16,523
 Transfer on terminations....................................   (57,140)   (32,844)   (66,559)    (15,593)
 Transfer on policy loans....................................   (20,627)        --     (7,685)     (2,124)
 Net interfund transfers.....................................   176,135     50,039        864         873
                                                               --------   --------   --------    --------
Net increase (decrease) in assets from principal transactions   267,327    146,361    (62,086)       (321)
                                                               --------   --------   --------    --------
Total increase (decrease) in assets..........................   320,905    204,547    (53,970)     26,985
Assets beginning of year.....................................   337,825    133,278    109,282      82,297
                                                               --------   --------   --------    --------
Assets end of year...........................................  $658,730   $337,825   $ 55,312    $109,282
                                                               ========   ========   ========    ========

                                                                              Sub-Account
                                                              ------------------------------------------
                                                               All Cap Core Trust   All Cap Growth Trust
                                                              --------------------  --------------------
                                                              Year Ended Year Ended Year Ended Year Ended
                                                              Dec. 31/04 Dec. 31/03 Dec. 31/04 Dec. 31/03
                                                              ---------- ---------- ---------- ----------
Income:
 Net investment income during the year.......................  $    558   $     --   $     --   $     --
 Net realized gain (loss) during the year....................      (317)    (9,374)      (189)    (7,644)
 Unrealized appreciation (depreciation) during the year......    21,269     46,012      6,745     29,841
                                                               --------   --------   --------   --------
Net increase (decrease) in assets from operations............    21,510     36,638      6,556     22,197
                                                               --------   --------   --------   --------
Changes from principal transactions:
 Transfer of net premiums....................................    18,914     16,426     26,737     24,343
 Transfer on terminations....................................   (60,733)   (16,764)   (26,588)   (12,870)
 Transfer on policy loans....................................   (14,258)    (2,093)        --         --
 Net interfund transfers.....................................     7,955     23,903    (24,004)     2,902
                                                               --------   --------   --------   --------
Net increase (decrease) in assets from principal transactions   (48,122)    21,472    (23,855)    14,375
                                                               --------   --------   --------   --------
Total increase (decrease) in assets..........................   (26,612)    58,110    (17,299)    36,572
Assets beginning of year.....................................   166,666    108,556    106,273     69,701
                                                               --------   --------   --------   --------
Assets end of year...........................................  $140,054   $166,666   $ 88,974   $106,273
                                                               ========   ========   ========   ========

See accompanying notes.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                                                                              Sub-Account
                                                              ------------------------------------------
                                                                                     American Blue Chip
                                                               All Cap Value Trust  Income & Growth Trust
                                                              --------------------  ---------------------
                                                              Year Ended Year Ended      Year Ended
                                                              Dec. 31/04 Dec. 31/03     Dec. 31/04++
                                                              ---------- ---------- ---------------------
Income:
 Net investment income during the year....................... $     965   $    200         $   --
 Net realized gain (loss) during the year....................    30,572     (1,581)             2
 Unrealized appreciation (depreciation) during the year......     2,396     85,884            411
                                                              ---------   --------         ------
Net increase (decrease) in assets from operations............    33,933     84,503            413
                                                              ---------   --------         ------
Changes from principal transactions:
 Transfer of net premiums....................................     3,977      3,700          2,209
 Transfer on terminations....................................  (212,308)   (29,029)          (821)
 Transfer on policy loans....................................        --         --             --
 Net interfund transfers.....................................        57      2,596          4,820
                                                              ---------   --------         ------
Net increase (decrease) in assets from principal transactions  (208,274)   (22,733)         6,208
                                                              ---------   --------         ------
Total increase (decrease) in assets..........................  (174,341)    61,770          6,621
Assets beginning of year.....................................   287,241    225,471             --
                                                              ---------   --------         ------
Assets end of year........................................... $ 112,900   $287,241         $6,621
                                                              =========   ========         ======

                                                                                Sub-Account
                                                              ----------------------------------------------
                                                                     American                American
                                                                   Growth Trust         Growth-Income Trust
                                                              ----------------------  ----------------------
                                                              Year Ended Period Ended Year Ended Period Ended
                                                              Dec. 31/04 Dec. 31/03+  Dec. 31/04 Dec. 31/03+
                                                              ---------- ------------ ---------- ------------
Income:
 Net investment income during the year.......................  $     2      $   --     $  1,193     $   --
 Net realized gain (loss) during the year....................      114          --          560          4
 Unrealized appreciation (depreciation) during the year......    1,277         224       11,756        418
                                                               -------      ------     --------     ------
Net increase (decrease) in assets from operations............    1,393         224       13,509        422
                                                               -------      ------     --------     ------
Changes from principal transactions:
 Transfer of net premiums....................................    2,518          --        5,124         --
 Transfer on terminations....................................   (2,253)       (208)      (7,437)      (274)
 Transfer on policy loans....................................       --          --           --         --
 Net interfund transfers.....................................    7,037       4,926      210,537      6,492
                                                               -------      ------     --------     ------
Net increase (decrease) in assets from principal transactions    7,302       4,718      208,224      6,218
                                                               -------      ------     --------     ------
Total increase (decrease) in assets..........................    8,695       4,942      221,733      6,640
Assets beginning of year.....................................    4,942          --        6,640         --
                                                               -------      ------     --------     ------
Assets end of year...........................................  $13,637      $4,942     $228,373     $6,640
                                                               =======      ======     ========     ======

+ Reflects the period from commencement of operations on July 9, 2003 through December 31, 2003.
++ Fund available in prior year but no activity.

See accompanying notes.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                                                                               Sub-Account
                                                              ---------------------------------------------
                                                                     American
                                                                International Trust       Balanced Trust
                                                              ----------------------  ---------------------
                                                              Year Ended Period Ended Year Ended  Year Ended
                                                              Dec. 31/04 Dec. 31/03+  Dec. 31/04x Dec. 31/03
                                                              ---------- ------------ ----------- ----------
Income:
 Net investment income during the year.......................  $    63      $   --     $    907    $   425
 Net realized gain (loss) during the year....................      209          17        1,641     (1,016)
 Unrealized appreciation (depreciation) during the year......    2,335         339       (2,763)     3,991
                                                               -------      ------     --------    -------
Net increase (decrease) in assets from operations............    2,607         356         (215)     3,400
                                                               -------      ------     --------    -------
Changes from principal transactions:
 Transfer of net premiums....................................    2,546         927          788     11,789
 Transfer on terminations....................................     (912)       (112)      (1,347)    (2,878)
 Transfer on policy loans....................................       --          --           --         --
 Net interfund transfers.....................................   12,004       1,388      (32,695)     8,029
                                                               -------      ------     --------    -------
Net increase (decrease) in assets from principal transactions   13,638       2,203      (33,254)    16,940
                                                               -------      ------     --------    -------
Total increase (decrease) in assets..........................   16,245       2,559      (33,469)    20,340
Assets beginning of year.....................................    2,559          --       33,469     13,129
                                                               -------      ------     --------    -------
Assets end of year...........................................  $18,804      $2,559     $     --    $33,469
                                                               =======      ======     ========    =======

                                                                              Sub-Account
                                                              ------------------------------------------
                                                                Blue Chip Growth    Capital Appreciation
                                                                      Trust                 Trust
                                                              --------------------  --------------------
                                                              Year Ended Year Ended Year Ended Year Ended
                                                              Dec. 31/04 Dec. 31/03 Dec. 31/04 Dec. 31/03
                                                              ---------- ---------- ---------- ----------
Income:
 Net investment income during the year.......................  $    511   $    109   $    --     $   --
 Net realized gain (loss) during the year....................      (341)    (5,578)       81         14
 Unrealized appreciation (depreciation) during the year......    46,535     84,091     1,138      1,102
                                                               --------   --------   -------     ------
Net increase (decrease) in assets from operations............    46,705     78,622     1,219      1,116
                                                               --------   --------   -------     ------
Changes from principal transactions:
 Transfer of net premiums....................................   129,976     86,306     5,959      1,851
 Transfer on terminations....................................   (36,762)   (46,079)     (800)      (358)
 Transfer on policy loans....................................       (24)    (2,338)       --         --
 Net interfund transfers.....................................     8,525     83,398       148        896
                                                               --------   --------   -------     ------
Net increase (decrease) in assets from principal transactions   101,715    121,287     5,307      2,389
                                                               --------   --------   -------     ------
Total increase (decrease) in assets..........................   148,420    199,909     6,526      3,505
Assets beginning of year.....................................   421,441    221,532     6,007      2,502
                                                               --------   --------   -------     ------
Assets end of year...........................................  $569,861   $421,441   $12,533     $6,007
                                                               ========   ========   =======     ======

+ Reflects the period from commencement of operations on July 9, 2003 through December 31, 2003.
x Terminated as an investment option and funds transferred to Income & Value Trust on May 2, 2004.

See accompanying notes.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                                                                              Sub-Account
                                                              ------------------------------------------
                                                                Diversified Bond       Dynamic Growth
                                                                      Trust                 Trust
                                                              --------------------  --------------------
                                                              Year Ended Year Ended Year Ended Year Ended
                                                              Dec. 31/04 Dec. 31/03 Dec. 31/04 Dec. 31/03
                                                              ---------- ---------- ---------- ----------
Income:
 Net investment income during the year....................... $  12,880   $ 11,723  $      --   $     --
 Net realized gain (loss) during the year....................     8,189      6,018     44,155     (6,071)
 Unrealized appreciation (depreciation) during the year......    (9,856)    (6,342)   (31,160)    57,620
                                                              ---------   --------  ---------   --------
Net increase (decrease) in assets from operations............    11,213     11,399     12,995     51,549
                                                              ---------   --------  ---------   --------
Changes from principal transactions:
 Transfer of net premiums....................................    35,601     37,384     15,123     18,428
 Transfer on terminations....................................  (124,363)   (39,023)  (196,709)   (12,087)
 Transfer on policy loans....................................        --         --     (7,219)    (1,644)
 Net interfund transfers.....................................    45,391     50,555      1,750    154,067
                                                              ---------   --------  ---------   --------
Net increase (decrease) in assets from principal transactions   (43,371)    48,916   (187,055)   158,764
                                                              ---------   --------  ---------   --------
Total increase (decrease) in assets..........................   (32,158)    60,315   (174,060)   210,313
Assets beginning of year.....................................   295,027    234,712    248,532     38,219
                                                              ---------   --------  ---------   --------
Assets end of year........................................... $ 262,869   $295,027  $  74,472   $248,532
                                                              =========   ========  =========   ========

                                                                               Sub-Account
                                                              --------------------------------------------
                                                                  Emerging Growth     Emerging Small Company
                                                                       Trust                  Trust
                                                              ----------------------  --------------------
                                                              Year Ended Period Ended Year Ended  Year Ended
                                                              Dec. 31/04 Dec. 31/03^  Dec. 31/04  Dec. 31/03
                                                              ---------- ------------ ----------  ----------
Income:
 Net investment income during the year.......................   $   11       $ 19      $     --    $    --
 Net realized gain (loss) during the year....................       (9)        --       (10,087)    (7,585)
 Unrealized appreciation (depreciation) during the year......      388         (5)       16,690     24,954
                                                                ------       ----      --------    -------
Net increase (decrease) in assets from operations............      390         14         6,603     17,369
                                                                ------       ----      --------    -------
Changes from principal transactions:
 Transfer of net premiums....................................    2,659        442         9,737      9,706
 Transfer on terminations....................................     (201)       (16)      (34,283)    (8,103)
 Transfer on policy loans....................................       --         --        (5,363)        --
 Net interfund transfers.....................................        3         67         6,091      2,768
                                                                ------       ----      --------    -------
Net increase (decrease) in assets from principal transactions    2,461        493       (23,818)     4,371
                                                                ------       ----      --------    -------
Total increase (decrease) in assets..........................    2,851        507       (17,215)    21,740
Assets beginning of year.....................................      507         --        65,061     43,321
                                                                ------       ----      --------    -------
Assets end of year...........................................   $3,358       $507      $ 47,846    $65,061
                                                                ======       ====      ========    =======

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

See accompanying notes.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                                                                              Sub-Account
                                                              ------------------------------------------
                                                               Equity-Income Trust   Equity Index Trust
                                                              --------------------  --------------------
                                                              Year Ended Year Ended Year Ended Year Ended
                                                              Dec. 31/04 Dec. 31/03 Dec. 31/04 Dec. 31/03
                                                              ---------- ---------- ---------- ----------
Income:
 Net investment income during the year....................... $   8,509   $  8,811   $   115    $   126
 Net realized gain (loss) during the year....................    31,127    (40,504)     (180)      (917)
 Unrealized appreciation (depreciation) during the year......    17,339     90,916     1,366      2,989
                                                              ---------   --------   -------    -------
Net increase (decrease) in assets from operations............    56,975     59,223     1,301      2,198
                                                              ---------   --------   -------    -------
Changes from principal transactions:
 Transfer of net premiums....................................    80,098     47,469     5,468        600
 Transfer on terminations....................................  (132,722)   (35,831)   (1,595)    (1,892)
 Transfer on policy loans....................................        --         --        --         --
 Net interfund transfers.....................................   142,820    (16,363)       --         --
                                                              ---------   --------   -------    -------
Net increase (decrease) in assets from principal transactions    90,196     (4,725)    3,873     (1,292)
                                                              ---------   --------   -------    -------
Total increase (decrease) in assets..........................   147,171     54,498     5,174        906
Assets beginning of year.....................................   293,022    238,524     9,676      8,770
                                                              ---------   --------   -------    -------
Assets end of year........................................... $ 440,193   $293,022   $14,850    $ 9,676
                                                              =========   ========   =======    =======

                                                                              Sub-Account
                                                              ---------------------------------------------
                                                                                            Fundamental
                                                              Financial Services Trust      Value Trust
                                                              -----------------------  --------------------
                                                              Year Ended   Year Ended  Year Ended Year Ended
                                                              Dec. 31/04   Dec. 31/03  Dec. 31/04 Dec. 31/03
                                                              ----------   ----------  ---------- ----------
Income:
 Net investment income during the year.......................  $   279      $    13     $    664   $    131
 Net realized gain (loss) during the year....................    1,379          (49)       2,637        (93)
 Unrealized appreciation (depreciation) during the year......    6,497        7,581       13,384     18,975
                                                               -------      -------     --------   --------
Net increase (decrease) in assets from operations............    8,155        7,545       16,685     19,013
                                                               -------      -------     --------   --------
Changes from principal transactions:
 Transfer of net premiums....................................   23,571        4,028       39,085     14,653
 Transfer on terminations....................................   (5,622)       1,261      (14,214)    (9,958)
 Transfer on policy loans....................................       --           --           --         --
 Net interfund transfers.....................................   11,420       35,702       12,663     44,488
                                                               -------      -------     --------   --------
Net increase (decrease) in assets from principal transactions   29,369       40,991       37,534     49,183
                                                               -------      -------     --------   --------
Total increase (decrease) in assets..........................   37,524       48,536       54,219     68,196
Assets beginning of year.....................................   54,574        6,038      110,274     42,078
                                                               -------      -------     --------   --------
Assets end of year...........................................  $92,098      $54,574     $164,493   $110,274
                                                               =======      =======     ========   ========

See accompanying notes.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                                                                              Sub-Account
                                                              --------------------------------------------
                                                                  Global Trust      Global Allocation Trust
                                                              --------------------  ----------------------
                                                              Year Ended Year Ended Year Ended  Year Ended
                                                              Dec. 31/04 Dec. 31/03 Dec. 31/04  Dec. 31/03
                                                              ---------- ---------- ----------  ----------
Income:
 Net investment income during the year.......................  $  1,404   $    353   $   326     $    35
 Net realized gain (loss) during the year....................     1,342    (14,016)       89        (159)
 Unrealized appreciation (depreciation) during the year......    10,132     32,624     3,939       4,306
                                                               --------   --------   -------     -------
Net increase (decrease) in assets from operations............    12,878     18,961     4,354       4,182
                                                               --------   --------   -------     -------
Changes from principal transactions:
 Transfer of net premiums....................................    26,746     18,412     7,620       5,707
 Transfer on terminations....................................    (5,985)    (5,084)   (2,498)     (1,361)
 Transfer on policy loans....................................        --         --        --          --
 Net interfund transfers.....................................     3,449     (6,855)    2,536      12,440
                                                               --------   --------   -------     -------
Net increase (decrease) in assets from principal transactions    24,210      6,473     7,658      16,786
                                                               --------   --------   -------     -------
Total increase (decrease) in assets..........................    37,088     25,434    12,012      20,968
Assets beginning of year.....................................    76,744     51,310    27,793       6,825
                                                               --------   --------   -------     -------
Assets end of year...........................................  $113,832   $ 76,744   $39,805     $27,793
                                                               ========   ========   =======     =======

                                                                              Sub-Account
                                                              ------------------------------------------
                                                                                       Growth & Income
                                                                Global Bond Trust           Trust
                                                              --------------------  --------------------
                                                              Year Ended Year Ended Year Ended Year Ended
                                                              Dec. 31/04 Dec. 31/03 Dec. 31/04 Dec. 31/03
                                                              ---------- ---------- ---------- ----------
Income:
 Net investment income during the year.......................  $  1,592   $   458   $   4,705   $  4,635
 Net realized gain (loss) during the year....................       315     1,093      (1,490)   (18,646)
 Unrealized appreciation (depreciation) during the year......    12,181     1,689      33,156    134,733
                                                               --------   -------   ---------   --------
Net increase (decrease) in assets from operations............    14,088     3,240      36,371    120,722
                                                               --------   -------   ---------   --------
Changes from principal transactions:
 Transfer of net premiums....................................    27,536    18,738      56,410     40,846
 Transfer on terminations....................................    (5,487)   (2,552)   (183,071)   (49,353)
 Transfer on policy loans....................................        10      (291)         --         --
 Net interfund transfers.....................................    82,974    11,027      17,841     46,560
                                                               --------   -------   ---------   --------
Net increase (decrease) in assets from principal transactions   105,033    26,922    (108,820)    38,053
                                                               --------   -------   ---------   --------
Total increase (decrease) in assets..........................   119,121    30,162     (72,449)   158,775
Assets beginning of year.....................................    33,688     3,526     600,702    441,927
                                                               --------   -------   ---------   --------
Assets end of year...........................................  $152,809   $33,688   $ 528,253   $600,702
                                                               ========   =======   =========   ========

See accompanying notes.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                                                                              Sub-Account
                                                              ------------------------------------------
                                                              Health Sciences Trust   High Yield Trust
                                                              --------------------  --------------------
                                                              Year Ended Year Ended Year Ended Year Ended
                                                              Dec. 31/04 Dec. 31/03 Dec. 31/04 Dec. 31/03
                                                              ---------- ---------- ---------- ----------
Income:
 Net investment income during the year.......................  $     --   $    --   $  12,667   $ 10,384
 Net realized gain (loss) during the year....................       463    (1,336)     16,892      5,317
 Unrealized appreciation (depreciation) during the year......    13,294    19,342      (3,014)    25,573
                                                               --------   -------   ---------   --------
Net increase (decrease) in assets from operations............    13,757    18,006      26,545     41,274
                                                               --------   -------   ---------   --------
Changes from principal transactions:
 Transfer of net premiums....................................    14,736    12,826      40,934      9,939
 Transfer on terminations....................................    (5,632)   (4,610)   (117,951)   (24,436)
 Transfer on policy loans....................................        --        --          --         --
 Net interfund transfers.....................................     4,355    13,776       3,485     47,635
                                                               --------   -------   ---------   --------
Net increase (decrease) in assets from principal transactions    13,459    21,992     (73,532)    33,138
                                                               --------   -------   ---------   --------
Total increase (decrease) in assets..........................    27,216    39,998     (46,987)    74,412
Assets beginning of year.....................................    84,810    44,812     225,553    151,141
                                                               --------   -------   ---------   --------
Assets end of year...........................................  $112,026   $84,810   $ 178,566   $225,553
                                                               ========   =======   =========   ========

                                                                             Sub-Account
                                                              -----------------------------------------
                                                                                    International Equity
                                                              Income & Value Trust       Index Fund
                                                              --------------------  --------------------
                                                              Year Ended Year Ended     Period Ended
                                                              Dec. 31/04 Dec. 31/03     Dec. 31/04##
                                                              ---------- ---------- --------------------
Income:
 Net investment income during the year.......................  $  1,185   $ 1,378         $   129
 Net realized gain (loss) during the year....................       641      (553)             39
 Unrealized appreciation (depreciation) during the year......     8,788    16,985           4,996
                                                               --------   -------         -------
Net increase (decrease) in assets from operations............    10,614    17,810           5,164
                                                               --------   -------         -------
Changes from principal transactions:
 Transfer of net premiums....................................    23,404    18,904           1,527
 Transfer on terminations....................................   (12,632)   (7,946)         (1,053)
 Transfer on policy loans....................................        --        --              --
 Net interfund transfers.....................................    38,616     2,540          30,361
                                                               --------   -------         -------
Net increase (decrease) in assets from principal transactions    49,388    13,498          30,835
                                                               --------   -------         -------
Total increase (decrease) in assets..........................    60,002    31,308          35,999
Assets beginning of year.....................................    90,892    59,584              --
                                                               --------   -------         -------
Assets end of year...........................................  $150,894   $90,892         $35,999
                                                               ========   =======         =======

## Reflects the period from commencement of operations on May 3, 2004 through December 31, 2004.

See accompanying notes.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                                                                                     Sub-Account
                                                              ----------------------------------------------------------
                                                                      International Index         International Small Cap
                                                                             Trust                        Trust
                                                              ----------------------------------  ----------------------
                                                                     Year Ended        Year Ended Year Ended  Year Ended
                                                              Dec. 31/04(greater than) Dec. 31/03 Dec. 31/04  Dec. 31/03
                                                              ------------------------ ---------- ----------  ----------
Income:
 Net investment income during the year.......................         $    261           $  127    $     41    $    --
 Net realized gain (loss) during the year....................            1,883             (240)     (5,877)    (6,889)
 Unrealized appreciation (depreciation) during the year......           (1,831)           2,085      16,629     28,646
                                                                      --------           ------    --------    -------
Net increase (decrease) in assets from operations............              313            1,972      10,793     21,757
                                                                      --------           ------    --------    -------
Changes from principal transactions:
 Transfer of net premiums....................................            6,246            1,739       9,481      9,709
 Transfer on terminations....................................             (723)            (813)    (35,868)    (7,379)
 Transfer on policy loans....................................               --               --      (2,919)        --
 Net interfund transfers.....................................          (15,731)           5,740       6,070         20
                                                                      --------           ------    --------    -------
Net increase (decrease) in assets from principal transactions          (10,208)           6,666     (23,236)     2,350
                                                                      --------           ------    --------    -------
Total increase (decrease) in assets..........................           (9,895)           8,638     (12,443)    24,107
Assets beginning of year.....................................            9,895            1,257      62,981     38,874
                                                                      --------           ------    --------    -------
Assets end of year...........................................         $     --           $9,895    $ 50,538    $62,981
                                                                      ========           ======    ========    =======

                                                                              Sub-Account
                                                              ------------------------------------------
                                                               International Stock   International Value
                                                                      Trust                 Trust
                                                              --------------------  --------------------
                                                              Year Ended Year Ended Year Ended Year Ended
                                                              Dec. 31/04 Dec. 31/03 Dec. 31/04 Dec. 31/03
                                                              ---------- ---------- ---------- ----------
Income:
 Net investment income during the year.......................  $    380   $    269   $  1,208   $   123
 Net realized gain (loss) during the year....................    (9,345)    (8,744)     3,406       414
 Unrealized appreciation (depreciation) during the year......    18,541     24,154     19,159     6,874
                                                               --------   --------   --------   -------
Net increase (decrease) in assets from operations............     9,576     15,679     23,773     7,411
                                                               --------   --------   --------   -------
Changes from principal transactions:
 Transfer of net premiums....................................    16,095      9,855     26,460    11,108
 Transfer on terminations....................................   (37,384)   (10,125)    (6,288)   (2,879)
 Transfer on policy loans....................................        --         --         --        --
 Net interfund transfers.....................................     1,415      3,025     65,791    17,419
                                                               --------   --------   --------   -------
Net increase (decrease) in assets from principal transactions   (19,874)     2,755     85,963    25,648
                                                               --------   --------   --------   -------
Total increase (decrease) in assets..........................   (10,298)    18,434    109,736    33,059
Assets beginning of year.....................................    71,313     52,879     44,038    10,979
                                                               --------   --------   --------   -------
Assets end of year...........................................  $ 61,015   $ 71,313   $153,774   $44,038
                                                               ========   ========   ========   =======

(greater than) Terminated as an investment option and funds transferred to International Equity Index Fund on June 18, 2004.

See accompanying notes.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                                                                            Sub-Account
                                                              ---------------------------------------
                                                                   Internet       Investment Quality
                                                              Technologies Trust      Bond Trust
                                                              ------------------ --------------------
                                                                  Year Ended     Year Ended Year Ended
                                                                 Dec. 31/03^^    Dec. 31/04 Dec. 31/03
                                                              ------------------ ---------- ----------
Income:
 Net investment income during the year.......................      $     --      $  18,760   $ 12,893
 Net realized gain (loss) during the year....................           641           (176)     7,099
 Unrealized appreciation (depreciation) during the year......         1,814         (3,273)    (1,575)
                                                                   --------      ---------   --------
Net increase (decrease) in assets from operations............         2,455         15,311     18,417
                                                                   --------      ---------   --------
Changes from principal transactions:
 Transfer of net premiums....................................         2,933         82,151     91,490
 Transfer on terminations....................................          (822)       (14,899)   (21,851)
 Transfer on policy loans....................................            --             --         --
 Net interfund transfers.....................................       (15,072)      (114,663)    38,623
                                                                   --------      ---------   --------
Net increase (decrease) in assets from principal transactions       (12,961)       (47,411)   108,262
                                                                   --------      ---------   --------
Total increase (decrease) in assets..........................       (10,506)       (32,100)   126,679
Assets beginning of year.....................................        10,506        360,700    234,021
                                                                   --------      ---------   --------
Assets end of year...........................................      $     --      $ 328,600   $360,700
                                                                   ========      =========   ========

                                                                               Sub-Account
                                                              ---------------------------------------------
                                                                 Large Cap Growth        Large Cap Value
                                                                      Trust                   Trust
                                                              ---------------------  ----------------------
                                                              Year Ended Year Ended  Year Ended Period Ended
                                                              Dec. 31/04 Dec. 31 /03 Dec. 31/04 Dec. 31/03^
                                                              ---------- ----------- ---------- ------------
Income:
 Net investment income during the year.......................  $    417   $    462    $ 1,043     $   159
 Net realized gain (loss) during the year....................    16,904    (33,459)     1,300          34
 Unrealized appreciation (depreciation) during the year......    (5,384)    71,311     11,694       1,001
                                                               --------   --------    -------     -------
Net increase (decrease) in assets from operations............    11,937     38,314     14,037       1,194
                                                               --------   --------    -------     -------
Changes from principal transactions:
 Transfer of net premiums....................................    57,198     54,675     28,584       5,444
 Transfer on terminations....................................   (79,501)   (28,210)    (3,340)       (172)
 Transfer on policy loans....................................        --         --         --          --
 Net interfund transfers.....................................    20,267    (55,166)    (2,020)     39,293
                                                               --------   --------    -------     -------
Net increase (decrease) in assets from principal transactions    (2,036)   (28,701)    23,224      44,565
                                                               --------   --------    -------     -------
Total increase (decrease) in assets..........................     9,901      9,613     37,261      45,759
Assets beginning of year.....................................   172,590    162,977     45,759          --
                                                               --------   --------    -------     -------
Assets end of year...........................................  $182,491   $172,590    $83,020     $45,759
                                                               ========   ========    =======     =======

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.
^^ Terminated as an investment option and funds transferred to Science & Technology Trust on May 2, 2003.

See accompanying notes.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                                                                              Sub-Account
                                                              -------------------------------------------
                                                              Lifestyle Aggressive    Lifestyle Balanced
                                                                   1000 Trust             640 Trust
                                                              --------------------  ---------------------
                                                              Year Ended Year Ended Year Ended  Year Ended
                                                              Dec. 31/04 Dec. 31/03 Dec. 31/04  Dec. 31/03
                                                              ---------- ---------- ----------  ----------
Income:
 Net investment income during the year.......................  $   117    $    41   $   73,584   $    550
 Net realized gain (loss) during the year....................      985        152        9,780        518
 Unrealized appreciation (depreciation) during the year......    3,848      3,008      315,976     25,030
                                                               -------    -------   ----------   --------
Net increase (decrease) in assets from operations............    4,950      3,201      399,340     26,098
                                                               -------    -------   ----------   --------
Changes from principal transactions:
 Transfer of net premiums....................................   35,882      3,016       42,046    111,352
 Transfer on terminations....................................   (6,066)    (1,799)     (81,782)   (10,849)
 Transfer on policy loans....................................       --         --           --         --
 Net interfund transfers.....................................       47        105    2,946,005    159,781
                                                               -------    -------   ----------   --------
Net increase (decrease) in assets from principal transactions   29,863      1,322    2,906,269    260,284
                                                               -------    -------   ----------   --------
Total increase (decrease) in assets..........................   34,813      4,523    3,305,609    286,382
Assets beginning of year.....................................   13,337      8,814      298,594     12,212
                                                               -------    -------   ----------   --------
Assets end of year...........................................  $48,150    $13,337   $3,604,203   $298,594
                                                               =======    =======   ==========   ========

                                                                               Sub-Account
                                                              --------------------------------------------
                                                              Lifestyle Conservative    Lifestyle Growth
                                                                     280 Trust              820 Trust
                                                              ----------------------  --------------------
                                                              Year Ended  Year Ended  Year Ended Year Ended
                                                              Dec. 31/04 Dec. 31/03++ Dec. 31/04 Dec. 31/03
                                                              ---------- ------------ ---------- ----------
Income:
 Net investment income during the year.......................  $  5,679    $    675    $  2,652   $    714
 Net realized gain (loss) during the year....................     3,210         262         853       (912)
 Unrealized appreciation (depreciation) during the year......     8,865       8,977      35,486     19,412
                                                               --------    --------    --------   --------
Net increase (decrease) in assets from operations............    17,754       9,914      38,991     19,214
                                                               --------    --------    --------   --------
Changes from principal transactions:
 Transfer of net premiums....................................    65,982      76,563     221,978     34,454
 Transfer on terminations....................................    (8,081)     (4,137)    (21,750)   (12,067)
 Transfer on policy loans....................................        --          --          --         --
 Net interfund transfers.....................................     4,272      84,221      36,815     10,917
                                                               --------    --------    --------   --------
Net increase (decrease) in assets from principal transactions    62,173     156,647     237,043     33,304
                                                               --------    --------    --------   --------
Total increase (decrease) in assets..........................    79,927     166,561     276,034     52,518
Assets beginning of year.....................................   166,561          --      96,340     43,822
                                                               --------    --------    --------   --------
Assets end of year...........................................  $246,488    $166,561    $372,374   $ 96,340
                                                               ========    ========    ========   ========

++ Fund available in prior year but no activity.

See accompanying notes.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                                                                               Sub-Account
                                                              --------------------------------------------
                                                               Lifestyle Moderate
                                                                    460 Trust         Mid Cap Core Trust
                                                              --------------------  ----------------------
                                                              Year Ended Year Ended Year Ended Period Ended
                                                              Dec. 31/04 Dec. 31/03 Dec. 31/04 Dec. 31/03^
                                                              ---------- ---------- ---------- ------------
Income:
 Net investment income during the year.......................  $    231   $    92    $    58      $   --
 Net realized gain (loss) during the year....................       365        (7)       591           9
 Unrealized appreciation (depreciation) during the year......    14,077       549        585         327
                                                               --------   -------    -------      ------
Net increase (decrease) in assets from operations............    14,673       634      1,234         336
                                                               --------   -------    -------      ------
Changes from principal transactions:
 Transfer of net premiums....................................    12,425     4,246      5,547         737
 Transfer on terminations....................................       447    (1,947)    (4,513)       (536)
 Transfer on policy loans....................................        --        --       (974)        (72)
 Net interfund transfers.....................................   480,238        --      1,386       6,049
                                                               --------   -------    -------      ------
Net increase (decrease) in assets from principal transactions   493,110     2,299      1,446       6,178
                                                               --------   -------    -------      ------
Total increase (decrease) in assets..........................   507,783     2,933      2,680       6,514
Assets beginning of year.....................................     5,151     2,218      6,514          --
                                                               --------   -------    -------      ------
Assets end of year...........................................  $512,934   $ 5,151    $ 9,194      $6,514
                                                               ========   =======    =======      ======

                                                                                   Sub-Account
                                                              -----------------------------------------------------
                                                                Mid Cap                                Mid Cap
                                                              Growth Trust  Mid Cap Index Trust  Opportunities Trust
                                                              ------------ --------------------  -------------------
                                                               Year Ended  Year Ended Year Ended     Year Ended
                                                              Dec. 31/03#  Dec. 31/04 Dec. 31/03     Dec. 31/03#
                                                              ------------ ---------- ---------- -------------------
Income:
 Net investment income during the year.......................  $      --    $    622   $    --         $    --
 Net realized gain (loss) during the year....................    (13,428)      2,789       119             (47)
 Unrealized appreciation (depreciation) during the year......     25,263      12,176    22,207             126
                                                               ---------    --------   -------         -------
Net increase (decrease) in assets from operations............     11,835      15,587    22,326              79
                                                               ---------    --------   -------         -------
Changes from principal transactions:
 Transfer of net premiums....................................         37      22,229    12,043             121
 Transfer on terminations....................................     (1,812)    (10,968)   (8,703)            (98)
 Transfer on policy loans....................................         --     (16,773)       --              --
 Net interfund transfers.....................................   (148,417)     18,239    20,390          (1,245)
                                                               ---------    --------   -------         -------
Net increase (decrease) in assets from principal transactions   (150,192)     12,727    23,730          (1,222)
                                                               ---------    --------   -------         -------
Total increase (decrease) in assets..........................   (138,357)     28,314    46,056          (1,143)
Assets beginning of year.....................................    138,357      98,861    52,805           1,143
                                                               ---------    --------   -------         -------
Assets end of year...........................................  $      --    $127,175   $98,861         $    --
                                                               =========    ========   =======         =======

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.
# Terminated as an investment option and funds transferred to Dynamic Growth on May 2, 2003.

See accompanying notes.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                                                                              Sub-Account
                                                              ------------------------------------------
                                                               Mid Cap Stock Trust   Mid Cap Value Trust
                                                              --------------------  --------------------
                                                              Year Ended Year Ended Year Ended Year Ended
                                                              Dec. 31/04 Dec. 31/03 Dec. 31/04 Dec. 31/03
                                                              ---------- ---------- ---------- ----------
Income:
 Net investment income during the year.......................  $     --   $     --   $    701   $   223
 Net realized gain (loss) during the year....................     3,579     (1,270)     1,710      (413)
 Unrealized appreciation (depreciation) during the year......    23,346     22,899     30,614    18,054
                                                               --------   --------   --------   -------
Net increase (decrease) in assets from operations............    26,925     21,629     33,025    17,864
                                                               --------   --------   --------   -------
Changes from principal transactions:
 Transfer of net premiums....................................    25,880     19,765     50,553    23,491
 Transfer on terminations....................................   (22,236)   (10,022)   (14,241)   (7,202)
 Transfer on policy loans....................................       267        262         --        --
 Net interfund transfers.....................................    40,224     48,522     18,308     9,536
                                                               --------   --------   --------   -------
Net increase (decrease) in assets from principal transactions    44,135     58,527     54,620    25,825
                                                               --------   --------   --------   -------
Total increase (decrease) in assets..........................    71,060     80,156     87,645    43,689
Assets beginning of year.....................................   109,402     29,246     91,171    47,482
                                                               --------   --------   --------   -------
Assets end of year...........................................  $180,462   $109,402   $178,816   $91,171
                                                               ========   ========   ========   =======

                                                                             Sub-Account
                                                              ----------------------------------------
                                                                                            Natural
                                                                 Money Market Trust     Resources Trust
                                                              ------------------------  ---------------
                                                               Year Ended   Year Ended    Year Ended
                                                               Dec. 31/04   Dec. 31/03   Dec. 31/04++
                                                              -----------  -----------  ---------------
Income:
 Net investment income during the year....................... $    19,424  $    13,212      $    18
 Net realized gain (loss) during the year....................          --           --           22
 Unrealized appreciation (depreciation) during the year......          --           --        2,161
                                                              -----------  -----------      -------
Net increase (decrease) in assets from operations............      19,424       13,212        2,201
                                                              -----------  -----------      -------
Changes from principal transactions:
 Transfer of net premiums....................................   4,562,179    1,431,543        1,456
 Transfer on terminations....................................    (201,872)    (191,060)        (282)
 Transfer on policy loans....................................      (7,050)        (326)          --
 Net interfund transfers.....................................  (4,302,107)  (1,163,754)       9,219
                                                              -----------  -----------      -------
Net increase (decrease) in assets from principal transactions      51,150       76,403       10,393
                                                              -----------  -----------      -------
Total increase (decrease) in assets..........................      70,574       89,615       12,594
Assets beginning of year.....................................   2,160,560    2,070,945           --
                                                              -----------  -----------      -------
Assets end of year........................................... $ 2,231,134  $ 2,160,560      $12,594
                                                              ===========  ===========      =======

++ Fund available in prior year but no activity.

See accompanying notes.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                                                                              Sub-Account
                                                              ------------------------------------------
                                                                 Overseas Trust       Pacific Rim Trust
                                                              --------------------  --------------------
                                                              Year Ended Year Ended Year Ended Year Ended
                                                              Dec. 31/04 Dec. 31/03 Dec. 31/04 Dec. 31/03
                                                              ---------- ---------- ---------- ----------
Income:
 Net investment income during the year.......................  $   161    $   125    $     87   $    15
 Net realized gain (loss) during the year....................      497     (3,575)      2,847      (443)
 Unrealized appreciation (depreciation) during the year......    5,422     13,820        (304)    5,834
                                                               -------    -------    --------   -------
Net increase (decrease) in assets from operations............    6,080     10,370       2,630     5,406
                                                               -------    -------    --------   -------
Changes from principal transactions:
 Transfer of net premiums....................................   18,205      4,637         701       342
 Transfer on terminations....................................   (5,799)    (5,058)       (575)     (606)
 Transfer on policy loans....................................       --         --          --        --
 Net interfund transfers.....................................   11,684       (568)    (11,849)    4,043
                                                               -------    -------    --------   -------
Net increase (decrease) in assets from principal transactions   24,090       (989)    (11,723)    3,779
                                                               -------    -------    --------   -------
Total increase (decrease) in assets..........................   30,170      9,381      (9,093)    9,185
Assets beginning of year.....................................   33,884     24,503      18,867     9,682
                                                               -------    -------    --------   -------
Assets end of year...........................................  $64,054    $33,884    $  9,774   $18,867
                                                               =======    =======    ========   =======

                                                                                      Sub-Account
                                                              ------------------------------------------------------------
                                                              Quantitative                            Quantitative Mid Cap
                                                              All Cap Trust Quantitative Equity Trust         Trust
                                                              ------------- ------------------------  --------------------
                                                               Year Ended    Year Ended   Year Ended  Year Ended Year Ended
                                                              Dec. 31/04++  Dec. 31/04xx  Dec. 31/03  Dec. 31/04 Dec. 31/03
                                                              ------------- ------------  ----------  ---------- ----------
Income:
 Net investment income during the year.......................     $  2       $     758     $    628    $    --     $   --
 Net realized gain (loss) during the year....................       --         (24,020)     (18,025)       161        141
 Unrealized appreciation (depreciation) during the year......        3          24,225       38,574      2,206        890
                                                                  ----       ---------     --------    -------     ------
Net increase (decrease) in assets from operations............        5             963       21,177      2,367      1,031
                                                                  ----       ---------     --------    -------     ------
 Changes from principal transactions:
 Transfer of net premiums....................................       --          19,287        8,964      3,154      2,851
 Transfer on terminations....................................      (13)        (59,695)     (17,648)      (427)      (180)
 Transfer on policy loans....................................       --              --           --         --         --
 Net interfund transfers.....................................       50         (72,701)       2,000      9,123      1,426
                                                                  ----       ---------     --------    -------     ------
Net increase (decrease) in assets from principal transactions       37        (113,109)      (6,684)    11,850      4,097
                                                                  ----       ---------     --------    -------     ------
Total increase (decrease) in assets..........................       42        (112,146)      14,493     14,217      5,128
Assets beginning of year.....................................       --         112,146       97,653      5,133          5
                                                                  ----       ---------     --------    -------     ------
Assets end of year...........................................     $ 42       $      --     $112,146    $19,350     $5,133
                                                                  ====       =========     ========    =======     ======

++ Fund available in prior year but no activity.
xx Terminated as an investment option and funds transferred to U.S. Large Cap Trust on May 3, 2004.

See accompanying notes

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                                                                         Sub-Account
                                                              ----------------------------------------
                                                                                           Real Return
                                                              Real Estate Securities Trust  Bond Trust
                                                              ---------------------------  ------------
                                                              Year Ended     Year Ended     Year Ended
                                                              Dec. 31/04     Dec. 31/03    Dec. 31/04++
                                                              ----------     ----------    ------------
Income:
 Net investment income during the year.......................  $  4,754       $  3,593        $   --
 Net realized gain (loss) during the year....................     3,960            649            14
 Unrealized appreciation (depreciation) during the year......    54,473         42,344           443
                                                               --------       --------        ------
Net increase (decrease) in assets from operations............    63,187         46,586           457
                                                               --------       --------        ------
Changes from principal transactions:
 Transfer of net premiums....................................    22,835         10,256         1,897
 Transfer on terminations....................................    (9,061)        (6,278)         (730)
 Transfer on policy loans....................................        --             --            --
 Net interfund transfers.....................................    10,535          9,277         5,180
                                                               --------       --------        ------
Net increase (decrease) in assets from principal transactions    24,309         13,255         6,347
                                                               --------       --------        ------
Total increase (decrease) in assets..........................    87,496         59,841         6,804
Assets beginning of year.....................................   177,934        118,093            --
                                                               --------       --------        ------
Assets end of year...........................................  $265,430       $177,934        $6,804
                                                               ========       ========        ======

                                                                              Sub-Account
                                                              ------------------------------------------
                                                              Science & Technology
                                                                      Trust         Small Cap Index Trust
                                                              --------------------  --------------------
                                                              Year Ended Year Ended Year Ended Year Ended
                                                              Dec. 31/04 Dec. 31/03 Dec. 31/04 Dec. 31/03
                                                              ---------- ---------- ---------- ----------
Income:
 Net investment income during the year.......................  $     --   $     --   $    296   $    --
 Net realized gain (loss) during the year....................   (13,940)   (39,986)     1,778      (827)
 Unrealized appreciation (depreciation) during the year......    17,115     89,912     16,019    20,724
                                                               --------   --------   --------   -------
Net increase (decrease) in assets from operations............     3,175     49,926     18,093    19,897
                                                               --------   --------   --------   -------
Changes from principal transactions:
 Transfer of net premiums....................................    69,681     38,159     23,486    13,995
 Transfer on terminations....................................   (41,753)   (20,318)   (10,600)   (5,665)
 Transfer on policy loans....................................    (8,113)       308         --        --
 Net interfund transfers.....................................        26     38,575     17,476    24,043
                                                               --------   --------   --------   -------
Net increase (decrease) in assets from principal transactions    19,841     56,724     30,362    32,373
                                                               --------   --------   --------   -------
Total increase (decrease) in assets..........................    23,016    106,650     48,455    52,270
Assets beginning of year.....................................   185,631     78,981     80,546    28,276
                                                               --------   --------   --------   -------
Assets end of year...........................................  $208,647   $185,631   $129,001   $80,546
                                                               ========   ========   ========   =======

++ Fund available in prior year but no activity.

See accompanying notes.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                                                                                  Sub-Account
                                                              ---------------------------------------------------
                                                              Small Cap Oppor- Small Company  Small Company Blend
                                                               tunities Trust      Trust             Trust
                                                              ---------------- ------------- --------------------
                                                                 Year Ended    Period Ended  Year Ended Year Ended
                                                                Dec. 31/04++   Dec. 31/04##  Dec. 31/04 Dec. 31/03
                                                              ---------------- ------------- ---------- ----------
Income:
 Net investment income during the year.......................      $   --           $--       $    --    $    --
 Net realized gain (loss) during the year....................          17            (3)        2,322       (683)
 Unrealized appreciation (depreciation) during the year......         338            --         1,522     11,835
                                                                   ------           ---       -------    -------
Net increase (decrease) in assets from operations............         355            (3)        3,844     11,152
                                                                   ------           ---       -------    -------
Changes from principal transactions:
 Transfer of net premiums....................................         209            --        15,768     16,164
 Transfer on terminations....................................        (344)            3        (8,311)    (5,368)
 Transfer on policy loans....................................          --            --          (213)      (169)
 Net interfund transfers.....................................       2,337            --        (9,443)     8,327
                                                                   ------           ---       -------    -------
Net increase (decrease) in assets from principal transactions       2,202             3        (2,199)    18,954
                                                                   ------           ---       -------    -------
Total increase (decrease) in assets..........................       2,557            --         1,645     30,106
Assets beginning of year.....................................          --            --        51,537     21,431
                                                                   ------           ---       -------    -------
Assets end of year...........................................      $2,557           $--       $53,182    $51,537
                                                                   ======           ===       =======    =======

                                                                               Sub-Account
                                                              ------------------------------------------------
                                                              Small Company Value Trust   Special Value Trust
                                                              ------------------------  ----------------------
                                                              Year Ended   Year Ended   Year Ended Period Ended
                                                              Dec. 31/04   Dec. 31/03   Dec. 31/04 Dec. 31/03^
                                                              ----------   ----------   ---------- ------------
Income:
 Net investment income during the year.......................  $  3,867     $    950      $   83      $   --
 Net realized gain (loss) during the year....................     4,772        1,269         138          14
 Unrealized appreciation (depreciation) during the year......    68,563       52,551         696         293
                                                               --------     --------      ------      ------
Net increase (decrease) in assets from operations............    77,202       54,770         917         307
                                                               --------     --------      ------      ------
Changes from principal transactions:
 Transfer of net premiums....................................    94,145       45,623       1,667         742
 Transfer on terminations....................................   (26,147)     (18,250)       (481)       (124)
 Transfer on policy loans....................................       257          242          --          --
 Net interfund transfers.....................................    18,803        7,522       2,613       1,126
                                                               --------     --------      ------      ------
Net increase (decrease) in assets from principal transactions    87,058       35,137       3,799       1,744
                                                               --------     --------      ------      ------
Total increase (decrease) in assets..........................   164,260       89,907       4,716       2,051
Assets beginning of year.....................................   250,055      160,148       2,051          --
                                                               --------     --------      ------      ------
Assets end of year...........................................  $414,315     $250,055      $6,767      $2,051
                                                               ========     ========      ======      ======

++ Fund available in prior year but no activity.
## Reflects the period from commencement of operations on May 3, 2004 through December 31, 2004.
^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

See accompanying notes.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                                                                              Sub-Account
                                                              ------------------------------------------
                                                              Strategic Bond Trust  Strategic Growth Trust
                                                              --------------------  --------------------
                                                              Year Ended Year Ended Year Ended  Year Ended
                                                              Dec. 31/04 Dec. 31/03 Dec. 31/04  Dec. 31/03
                                                              ---------- ---------- ----------  ----------
Income:
 Net investment income during the year....................... $   6,282   $  7,630   $    --     $    --
 Net realized gain (loss) during the year....................    16,304      2,113       287         122
 Unrealized appreciation (depreciation) during the year......   (10,401)    14,500     2,041       2,114
                                                              ---------   --------   -------     -------
Net increase (decrease) in assets from operations............    12,185     24,243     2,328       2,236
                                                              ---------   --------   -------     -------
Changes from principal transactions:
 Transfer of net premiums....................................    44,555     26,996    10,328       5,621
 Transfer on terminations....................................  (133,570)   (32,358)   (2,117)       (729)
 Transfer on policy loans....................................    (8,499)        --        --          --
 Net interfund transfers.....................................    (1,054)    96,503     3,444      12,530
                                                              ---------   --------   -------     -------
Net increase (decrease) in assets from principal transactions   (98,568)    91,141    11,655      17,422
                                                              ---------   --------   -------     -------
Total increase (decrease) in assets..........................   (86,383)   115,384    13,983      19,658
Assets beginning of year.....................................   273,992    158,608    22,727       3,069
                                                              ---------   --------   -------     -------
Assets end of year........................................... $ 187,609   $273,992   $36,710     $22,727
                                                              =========   ========   =======     =======

                                                                              Sub-Account
                                                              --------------------------------------------
                                                              Strategic Opportunities
                                                                      Trust           Strategic Value Trust
                                                              ----------------------  --------------------
                                                              Year Ended  Year Ended  Year Ended Year Ended
                                                              Dec. 31/04  Dec. 31/03  Dec. 31/04 Dec. 31/03
                                                              ----------  ----------  ---------- ----------
Income:
 Net investment income during the year.......................  $    127    $     --    $    34    $     1
 Net realized gain (loss) during the year....................   (21,441)    (15,301)       350       (484)
 Unrealized appreciation (depreciation) during the year......    45,621      49,463      1,378      2,069
                                                               --------    --------    -------    -------
Net increase (decrease) in assets from operations............    24,307      34,162      1,762      1,586
                                                               --------    --------    -------    -------
Changes from principal transactions:
 Transfer of net premiums....................................    57,062      56,011      3,781      4,945
 Transfer on terminations....................................   (38,946)    (16,298)    (1,582)    (1,460)
 Transfer on policy loans....................................       (23)     (1,953)        --         --
 Net interfund transfers.....................................   (42,075)      2,174         --     (1,342)
                                                               --------    --------    -------    -------
Net increase (decrease) in assets from principal transactions   (23,982)     39,934      2,199      2,143
                                                               --------    --------    -------    -------
Total increase (decrease) in assets..........................       325      74,096      3,961      3,729
Assets beginning of year.....................................   196,542     122,446      8,487      4,758
                                                               --------    --------    -------    -------
Assets end of year...........................................  $196,867    $196,542    $12,448    $ 8,487
                                                               ========    ========    =======    =======

See accompanying notes.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                                                                            Sub-Account
                                                              ---------------------------------------
                                                              Telecommunications
                                                                    Trust         Total Return Trust
                                                              ------------------ --------------------
                                                                  Year Ended     Year Ended Year Ended
                                                                 Dec. 31/03^^    Dec. 31/04 Dec. 31/03
                                                              ------------------ ---------- ----------
Income:
 Net investment income during the year.......................      $    --       $  16,692   $ 15,950
 Net realized gain (loss) during the year....................         (294)          1,558        297
 Unrealized appreciation (depreciation) during the year......          504          (2,554)    (3,473)
                                                                   -------       ---------   --------
Net increase (decrease) in assets from operations............          210          15,696     12,774
                                                                   -------       ---------   --------
Changes from principal transactions:
 Transfer of net premiums....................................          653          68,602     53,008
 Transfer on terminations....................................           45        (121,277)   (38,311)
 Transfer on policy loans....................................           --          (7,989)        --
 Net interfund transfers.....................................       (2,851)         (7,622)    50,096
                                                                   -------       ---------   --------
Net increase (decrease) in assets from principal transactions       (2,153)        (68,286)    64,793
                                                                   -------       ---------   --------
Total increase (decrease) in assets..........................       (1,943)        (52,590)    77,567
Assets beginning of year.....................................        1,943         323,303    245,736
                                                                   -------       ---------   --------
Assets end of year...........................................      $    --       $ 270,713   $323,303
                                                                   =======       =========   ========

                                                                              Sub-Account
                                                              ------------------------------------------
                                                               Total Stock Market      U.S. Government
                                                                   Index Trust        Securities Trust
                                                              --------------------  --------------------
                                                              Year Ended Year Ended Year Ended Year Ended
                                                              Dec. 31/04 Dec. 31/03 Dec. 31/04 Dec. 31/03
                                                              ---------- ---------- ---------- ----------
Income:
 Net investment income during the year.......................  $    680   $     --  $  15,422   $ 11,560
 Net realized gain (loss) during the year....................       196       (350)      (497)       284
 Unrealized appreciation (depreciation) during the year......    13,944     21,643       (655)    (5,174)
                                                               --------   --------  ---------   --------
Net increase (decrease) in assets from operations............    14,820     21,293     14,270      6,670
                                                               --------   --------  ---------   --------
Changes from principal transactions:
 Transfer of net premiums....................................    31,860     28,973    130,868    139,998
 Transfer on terminations....................................    (6,972)    (5,644)  (193,244)   (42,618)
 Transfer on policy loans....................................        --         --         --         --
 Net interfund transfers.....................................       615      6,392      4,112      9,964
                                                               --------   --------  ---------   --------
Net increase (decrease) in assets from principal transactions    25,503     29,721    (58,264)   107,344
                                                               --------   --------  ---------   --------
Total increase (decrease) in assets..........................    40,323     51,014    (43,994)   114,014
Assets beginning of year.....................................   105,687     54,673    450,219    336,205
                                                               --------   --------  ---------   --------
Assets end of year...........................................  $146,010   $105,687  $ 406,225   $450,219
                                                               ========   ========  =========   ========

^^ Terminated as an investment option and funds transferred to Science & Technology Trust on May 2, 2003.

See accompanying notes.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                                                                               Sub-Account
                                                              ---------------------------------------------
                                                              U.S. Large Cap Trust      Utilities Trust
                                                              --------------------  -----------------------
                                                              Year Ended Year Ended Year Ended  Year Ended
                                                              Dec. 31/04 Dec. 31/03 Dec. 31/04 Dec. 31/03++
                                                              ---------- ---------- ---------- ------------
Income:
 Net investment income during the year.......................  $    454   $    253   $   109      $   --
 Net realized gain (loss) during the year....................       937     (2,506)       82           3
 Unrealized appreciation (depreciation) during the year......    21,223     28,968     2,680         640
                                                               --------   --------   -------      ------
Net increase (decrease) in assets from operations............    22,614     26,715     2,871         643
                                                               --------   --------   -------      ------
Changes from principal transactions:
 Transfer of net premiums....................................    53,557     47,802     4,696          --
 Transfer on terminations....................................   (20,316)   (10,802)     (488)        583
 Transfer on policy loans....................................       (84)      (736)       --          --
 Net interfund transfers.....................................    95,519     11,137        18       4,560
                                                               --------   --------   -------      ------
Net increase (decrease) in assets from principal transactions   128,676     47,401     4,226       5,143
                                                               --------   --------   -------      ------
Total increase (decrease) in assets..........................   151,290     74,116     7,097       5,786
Assets beginning of year.....................................   123,810     49,694     5,786          --
                                                               --------   --------   -------      ------
Assets end of year...........................................  $275,100   $123,810   $12,883      $5,786
                                                               ========   ========   =======      ======

                                                                   Sub-Account
                                                              --------------------
                                                                   Value Trust                Total
                                                              --------------------  ------------------------
                                                              Year Ended Year Ended  Year Ended   Year Ended
                                                              Dec. 31/04 Dec. 31/03  Dec. 31/04   Dec. 31/03
                                                              ---------- ---------- -----------  -----------
Income:
 Net investment income during the year.......................  $    998   $  1,328  $   228,832  $   111,883
 Net realized gain (loss) during the year....................     4,638     (1,820)     116,493     (254,748)
 Unrealized appreciation (depreciation) during the year......    26,879     44,394    1,064,571    1,496,937
                                                               --------   --------  -----------  -----------
Net increase (decrease) in assets from operations............    32,515     43,902    1,409,896    1,354,072
                                                               --------   --------  -----------  -----------
Changes from principal transactions:
 Transfer of net premiums....................................    72,686     43,823    6,810,658    3,002,997
 Transfer on terminations....................................   (14,051)   (10,218)  (2,563,521)    (917,788)
 Transfer on policy loans....................................      (113)       134     (107,392)     (10,800)
 Net interfund transfers.....................................   (43,751)    18,732      (18,047)     (52,498)
                                                               --------   --------  -----------  -----------
Net increase (decrease) in assets from principal transactions    14,771     52,471    4,121,698    2,021,911
                                                               --------   --------  -----------  -----------
Total increase (decrease) in assets..........................    47,286     96,373    5,531,594    3,375,983
Assets beginning of year.....................................   193,282     96,909   10,134,586    6,758,603
                                                               --------   --------  -----------  -----------
Assets end of year...........................................  $240,568   $193,282  $15,666,180  $10,134,586
                                                               ========   ========  ===========  ===========

++ Fund available in prior year but no activity.

See accompanying notes.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 2004

1. Organization

The Manufacturers Life Insurance Company of New York Separate Account B (the "Account") is a separate account administered and sponsored by The Manufacturers Life Insurance Company of New York (the "Company"). The Account operates as a Unit Investment Trust registered under the Investment Company Act of 1940, as amended (the "Act") and has sixty-five active investment sub-accounts that invest in shares of a particular Manufacturers Investment Trust portfolio and one sub-account that invests in shares of a particular John Hancock Variable Series 1 Trust portfolio. Manufacturers Investment Trust and John Hancock Variable Series I Trust (collectively the "Trusts") are registered under the Act as open-end management investment companies, commonly known as mutual funds, which do not transact with the general public. Instead, the Trusts deal primarily with insurance companies by providing the investment medium for variable contracts. The Account is a funding vehicle for the allocation of net premiums under single premium variable life and variable universal life insurance contracts (the "Contracts") issued by the Company.

The Company is a wholly owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") which in turn is an indirect, wholly owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based publicly traded stock life insurance company.

The Company is required to maintain assets in the Account with a total fair value at least equal to the reserves and other liabilities relating to the variable benefits under all Contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the Contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, the following sub-accounts of the Account were renamed as follows:

      Previous Name                New Name               Effective Date
      -------------                --------               --------------
  Capital Opportunities
           Trust            Strategic Value Trust          May 1, 2003
   Global Equity Trust           Global Trust              May 3, 2004
   Pacific Rim Emerging
       Markets Trust          Pacific Rim Trust            May 3, 2004
 Tactical Allocation Trust Global Allocation Trust         May 1, 2003
   U.S. Large Cap Value
           Trust             U.S. Large Cap Trust          May 1, 2003

Effective May 3, 2004 the following sub-accounts of the Account were terminated as investment options and funds transferred to existing sub-account funds as follows:

                     Terminated           Funds Transferred To
                     ----------           --------------------
                   Balanced Trust         Income & Value Trust
              Quantitative Equity Trust   U.S. Large Cap Trust

Effective June 18, 2004 the following sub-account of the Account was terminated as an investment option and funds transferred to an existing sub-account fund as follows:

                     Terminated           Funds Transferred To
                     ----------           --------------------
              International Index Trust   International Equity
                                               Index Fund

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

1. Organization -- (continued)


Effective May 2, 2003 the following sub-accounts of the Account were terminated as investment options and funds transferred to existing sub-account funds as follows:

                     Terminated           Funds Transferred To
                     ----------           --------------------
               Internet Technologies      Science & Technology
                        Trust                    Trust
                Mid Cap Growth Trust      Dynamic Growth Trust
               Mid Cap Opportunities
                        Trust             Dynamic Growth Trust
              Telecommunications Trust    Science & Technology
                                                 Trust

The following sub-accounts of the Account were added as investment options for variable universal life insurance contract holders of the Company:

                                               Commencement of Operations of
                                                     the Sub-Accounts
                                               -----------------------------
   American Blue Chip Income & Growth Trust...         July 9, 2003
   American Growth Trust......................         July 9, 2003
   American Growth-Income Trust...............         July 9, 2003
   American International Trust...............         July 9, 2003
   Classic Value Trust(less than).............          May 3, 2004
   Core Equity Trust(less than)...............          May 3, 2004
   Emerging Growth Trust......................          May 5, 2003
   International Equity Index Fund............          May 3, 2004
   Large Cap Value Trust......................          May 5, 2003
   Mid Cap Core Trust.........................          May 5, 2003
   Natural Resources Trust....................          May 5, 2003
   Quantitative All Cap Trust.................          May 5, 2003
   Quantitative Value Trust(less than)........          May 3, 2004
   Real Return Bond Trust.....................          May 5, 2003
   Small Cap Opportunities Trust..............          May 5, 2003
   Small Company Trust(less than).............          May 3, 2004
   Special Value Trust........................          May 5, 2003
   Strategic Income Trust(less than)..........          May 3, 2004
   U.S. Global Leaders Growth Trust(less than)          May 3, 2004

(less than) Fund available in current year but no activity.

2. Significant Accounting Policies

Investments of each sub-account consist of shares in the respective portfolio of the Trusts. These shares are carried at fair value which is calculated using the fair value of the investment securities underlying each Trust portfolio. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sale of investments are computed on the basis of the specifically identified cost of the investment sold.

In addition to the Account, a contract holder may also allocate funds to the fixed account contained within the Company's general account. Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933 and the Company's general account has not been registered as an investment company under the Act. Net interfund transfers include interfund transfers between separate and general accounts.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

1. Organization -- (continued)


The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the "Code"). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the Contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will periodically reassess this position taking into account changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported herein. Actual results could differ from those estimates.

3. Contract Charges

The Company deducts certain charges from gross premiums before placing the remaining net premiums in the sub-account. In the event of a surrender by the contract holder, surrender charges may be levied by the Company against the contract value at the time of termination to cover sales and administrative expenses associated with the underwriting and issuing of the Contract. Additionally, each month a deduction consisting of an administration charge, a charge for cost of insurance, a charge for mortality and expense risks and charges for supplementary benefits is deducted from the contract value. Contract charges are paid through the redemption of sub-account units and are reflected as terminations.

4. Purchases and Sales

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2004 were as follows:

                                                    Purchases  Sales
                                                    --------- --------
          Sub-Accounts:
           500 Index Trust......................... $326,603  $ 55,111
           Aggressive Growth Trust.................   12,503    74,590
           All Cap Core Trust......................   28,719    76,284
           All Cap Growth Trust....................   24,266    48,121
           All Cap Value Trust.....................    4,221   211,531
           American Blue Chip Income & Growth Trust    6,390       181
           American Growth Trust...................    8,868     1,563
           American Growth-Income Trust............  216,261     6,843
           American International Trust............   14,696       995
           Balanced Trust..........................    5,097    37,444
           Blue Chip Growth Trust..................  129,778    27,552
           Capital Appreciation Trust..............    5,781       474
           Diversified Bond Trust..................  153,811   184,301
           Dynamic Growth Trust....................   20,173   207,228
           Emerging Growth Trust...................    2,681       208
           Emerging Small Company Trust............   13,761    37,578
           Equity-Income Trust.....................  218,809   120,104
           Equity Index Trust......................    5,583     1,595
           Financial Services Trust................   34,949     5,301
           Fundamental Value Trust.................   57,048    18,849
           Global Trust............................   31,177     5,563
           Global Allocation Trust.................    9,971     1,989
           Global Bond Trust.......................  111,840     5,206
           Growth & Income Trust...................   64,717   168,833

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

4. Purchases and Sales -- (continued)


                                               Purchases    Sales
                                              ----------- ----------
            Sub-Accounts:
             Health Sciences Trust........... $    19,982 $    6,523
             High Yield Trust................      69,239    130,106
             Income & Value Trust............      64,281     13,708
             International Equity Index Fund.      31,765        801
             International Index Trust.......      15,265     25,212
             International Small Cap Trust...      15,047     38,241
             International Stock Trust.......      16,121     35,616
             International Value Trust.......      97,361     10,189
             Investment Quality Bond Trust...     111,298    139,949
             Large Cap Growth Trust..........      72,323     73,943
             Large Cap Value Trust...........      29,984      5,717
             Lifestyle Aggressive 1000 Trust.      33,568      3,588
             Lifestyle Balanced 640 Trust....   3,050,874     71,021
             Lifestyle Conservative 280 Trust     105,491     37,639
             Lifestyle Growth 820 Trust......     252,933     13,238
             Lifestyle Moderate 460 Trust....     495,907      2,566
             Mid Cap Core Trust..............       6,431      4,927
             Mid Cap Index Trust.............      37,354     24,006
             Mid Cap Stock Trust.............      64,618     20,483
             Mid Cap Value Trust.............      68,423     13,103
             Money Market Trust..............   5,446,715  5,376,141
             Natural Resources Trust.........      10,707        297
             Overseas Trust..................      28,741      4,490
             Pacific Rim Trust...............       1,114     12,751
             Quantitative All Cap Trust......          52         12
             Quantitative Equity Trust.......      20,835    133,187
             Quantitative Mid Cap Trust......      12,534        684
             Real Estate Securities Trust....      41,498     12,435
             Real Return Bond Trust..........       6,883        536
             Science & Technology Trust......      63,891     44,051
             Small Cap Index Trust...........      39,426      8,768
             Small Cap Opportunities Trust...       2,490        288
             Small Company Trust.............         636        633
             Small Company Blend Trust.......      17,564     19,765
             Small Company Value Trust.......     108,393     17,467
             Special Value Trust.............       4,470        587
             Strategic Bond Trust............      63,637    155,924
             Strategic Growth Trust..........      12,932      1,276
             Strategic Opportunities Trust...      55,698     79,553
             Strategic Value Trust...........       3,573      1,340
             Total Return Trust..............      91,988    143,582
             Total Stock Market Index Trust..      31,140      4,958
             U.S. Government Securities Trust     167,708    210,550
             U.S. Large Cap Trust............     147,939     18,809
             Utilities Trust.................       4,816        481
             Value Trust.....................      72,623     56,854
                                              ----------- ----------
                                              $12,623,971 $8,273,439
                                              =========== ==========

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights



                                                Sub-Account
                                ------------------------------------------
                                              500 Index Trust
                                ------------------------------------------
                                Year Ended Year Ended Year Ended  Year Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02  Dec. 31/01
                                ---------- ---------- ----------  ----------
   Units, beginning of year....    34,393     17,368      6,896         49
   Units issued................    32,006     21,523     14,266      7,196
   Units redeemed..............    (5,576)    (4,498)    (3,794)      (349)
                                 --------   --------   --------    -------
   Units, end of year..........    60,823     34,393     17,368      6,896
                                 ========   ========   ========    =======
   Unit value, end of year.....  $  10.83   $   9.82   $   7.67    $  9.91
   Assets, end of year.........  $658,730   $337,825   $133,278    $68,304
   Investment income ratio/(1)/      0.84%      0.71%      0.00%      2.26%
   Total return/(2)/...........     10.26%     28.00%    (22.53%)   (12.37%)

                                                 Sub-Account
                                -------------------------------------------
                                           Aggressive Growth Trust
                                -------------------------------------------
                                Year Ended Year Ended Year Ended  Year Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02  Dec. 31/01
                                ---------- ---------- ----------  ----------
   Units, beginning of year....   10,905      10,993     20,820      22,559
   Units issued................    1,215       1,494      1,806       1,606
   Units redeemed..............   (7,069)     (1,582)   (11,633)     (3,345)
                                 -------    --------   --------    --------
   Units, end of year..........    5,051      10,905     10,993      20,820
                                 =======    ========   ========    ========
   Unit value, end of year.....  $ 10.95    $  10.02   $   7.49    $   9.98
   Assets, end of year.........  $55,312    $109,282   $ 82,297    $207,717
   Investment income ratio/(1)/     0.00%       0.00%      0.00%       0.00%
   Total return/(2)/...........     9.26%      33.87%    (24.96%)    (25.98%)

                                                 Sub-Account
                                -------------------------------------------
                                             All Cap Core Trust
                                -------------------------------------------
                                Year Ended Year Ended Year Ended  Year Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02  Dec. 31/01
                                ---------- ---------- ----------  ----------
   Units, beginning of year....    22,110     18,944     41,935      35,265
   Units issued................     3,535      6,116      5,791      11,127
   Units redeemed..............    (9,673)    (2,950)   (28,782)     (4,457)
                                 --------   --------   --------    --------
   Units, end of year..........    15,972     22,110     18,944      41,935
                                 ========   ========   ========    ========
   Unit value, end of year.....  $   8.77   $   7.54   $   5.73    $   7.66
   Assets, end of year.........  $140,054   $166,666   $108,556    $321,442
   Investment income ratio/(1)/      0.39%      0.00%      0.00%       0.00%
   Total return/(2)/...........     16.32%     31.55%    (25.23%)    (21.37%)

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                 Sub-Account
                                 -----------------------------------------
                                            All Cap Growth Trust
                                 -----------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....   11,094       9,404    10,175      9,724
    Units issued................    2,545       2,997     4,968      3,017
    Units redeemed..............   (4,919)     (1,307)   (5,739)    (2,566)
                                  -------    --------   -------    -------
    Units, end of year..........    8,720      11,094     9,404     10,175
                                  =======    ========   =======    =======
    Unit value, end of year.....  $ 10.20    $   9.58   $  7.41    $  9.80
    Assets, end of year.........  $88,974    $106,273   $69,701    $99,760
    Investment income ratio/(1)/     0.00%       0.00%     0.00%      0.00%
    Total return/(2)/...........     6.52%      29.24%   (24.41%)   (23.77%)

                                                Sub-Account
                               ---------------------------------------------
                                            All Cap Value Trust
                               ---------------------------------------------
                               Year Ended Year Ended Year Ended  Period Ended
                               Dec. 31/04 Dec. 31/03 Dec. 31/02  Dec. 31/01*
                               ---------- ---------- ----------  ------------
  Units, beginning of year....    22,808     24,771     11,356           --
  Units issued................       256        418     18,634       11,465
  Units redeemed..............   (15,332)    (2,381)    (5,219)        (109)
                                --------   --------   --------     --------
  Units, end of year..........     7,732     22,808     24,771       11,356
                                ========   ========   ========     ========
  Unit value, end of year.....  $  14.60   $  12.59   $   9.10     $  12.61
  Assets, end of year.........  $112,900   $287,241   $225,471     $143,220
  Investment income ratio/(1)/      0.36%      0.08%      0.00%        0.09%
  Total return/(2)/...........     15.96%     38.36%    (27.83%)       0.90%

* Reflects the period from commencement of operations on May 1, 2001 through December 31, 2001.

                                                 Sub-Account
                                            ---------------------
                                             American Blue Chip
                                            Income & Growth Trust
                                            ---------------------
                                                 Year Ended
                                                Dec. 31/04++
                                            ---------------------
               Units, beginning of year....            --
               Units issued................           439
               Units redeemed..............           (13)
                                                   ------
               Units, end of year..........           426
                                                   ======
               Unit value, end of year.....        $15.53
               Assets, end of year.........        $6,621
               Investment income ratio/(1)/          0.00%
               Total return/(2)/...........          9.32%

++ Fund available in prior year but no activity.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                 Sub-Account
                                           ----------------------
                                            American Growth Trust
                                           ----------------------
                                           Year Ended Period Ended
                                           Dec. 31/04 Dec. 31/03+
                                           ---------- ------------
              Units, beginning of year....      356          --
              Units issued................      629         372
              Units redeemed..............     (109)        (16)
                                            -------      ------
              Units, end of year..........      876         356
                                            =======      ======
              Unit value, end of year.....  $ 15.57      $13.89
              Assets, end of year.........  $13,637      $4,942
              Investment income ratio/(1)/     0.00%       0.00%
              Total return/(2)/...........    12.10%      11.09%

+ Reflects the period from commencement of operations on July 9, 2003 through December 31, 2003.

                                                 Sub-Account
                                           ----------------------
                                           American Growth-Income
                                                    Trust
                                           ----------------------
                                           Year Ended Period Ended
                                           Dec. 31/04 Dec. 31/03+
                                           ---------- ------------
              Units, beginning of year....       469         --
              Units issued................    14,683        490
              Units redeemed..............      (471)       (21)
                                            --------     ------
              Units, end of year..........    14,681        469
                                            ========     ======
              Unit value, end of year.....  $  15.56     $14.15
              Assets, end of year.........  $228,373     $6,640
              Investment income ratio/(1)/      0.47%      0.00%
              Total return/(2)/...........      9.96%     13.18%

+ Reflects the period from commencement of operations on July 9, 2003 through December 31, 2003.

                                                 Sub-Account
                                           ----------------------
                                           American International
                                                    Trust
                                           ----------------------
                                           Year Ended Period Ended
                                           Dec. 31/04 Dec. 31/03+
                                           ---------- ------------
              Units, beginning of year....      169          --
              Units issued................      934         181
              Units redeemed..............      (61)        (12)
              Units, end of year..........    1,042         169
              Unit value, end of year.....  $ 18.05      $15.19
              Assets, end of year.........  $18,804      $2,559
              Investment income ratio/(1)/     0.18%       0.00%
              Total return/(2)/...........    18.88%      21.48%

+ Reflects the period from commencement of operations on July 9, 2003 through December 31, 2003.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                 Sub-Account
                                 -----------------------------------------
                                               Balanced Trust
                                 -----------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....    4,310      1,932        613        223
    Units issued................      530      3,141      1,523        442
    Units redeemed..............   (4,840)      (763)      (204)       (52)
                                  -------    -------    -------    -------
    Units, end of year..........       --      4,310      1,932        613
                                  =======    =======    =======    =======
    Unit value, end of year.....  $  7.73    $  7.77    $  6.79    $  7.93
    Assets, end of year.........  $    --    $33,469    $13,129    $ 4,863
    Investment income ratio/(1)/     2.55%      1.84%      1.71%      1.21%
    Total return/(2)/...........    (0.42%)    14.31%    (14.36%)   (10.20%)

                                                 Sub-Account
                                -------------------------------------------
                                           Blue Chip Growth Trust
                                -------------------------------------------
                                Year Ended Year Ended Year Ended  Year Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02  Dec. 31/01
                                ---------- ---------- ----------  ----------
   Units, beginning of year....    44,396     30,144     16,940       2,397
   Units issued................    13,515     19,258     21,518      15,928
   Units redeemed..............    (2,853)    (5,006)    (8,314)     (1,385)
                                 --------   --------   --------    --------
   Units, end of year..........    55,058     44,396     30,144      16,940
                                 ========   ========   ========    ========
   Unit value, end of year.....  $  10.35   $   9.49   $   7.35    $   9.70
   Assets, end of year.........  $569,861   $421,441   $221,532    $164,347
   Investment income ratio/(1)/      0.11%      0.04%      0.00%       0.00%
   Total return/(2)/...........      9.03%     29.16%    (24.26%)    (14.60%)

                                                 Sub-Account
                                --------------------------------------------
                                         Capital Appreciation Trust
                                --------------------------------------------
                                Year Ended Year Ended Year Ended Period Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01*
                                ---------- ---------- ---------- ------------
   Units, beginning of year....      602        325         --         --
   Units issued................      595        333        352        478
   Units redeemed..............      (47)       (56)       (27)      (478)
                                 -------     ------    -------      -----
   Units, end of year..........    1,150        602        325         --
                                 =======     ======    =======      =====
   Unit value, end of year.....  $ 10.90     $ 9.97    $  7.70      $  --
   Assets, end of year.........  $12,533     $6,007    $ 2,502      $  --
   Investment income ratio/(1)/     0.00%      0.00%      0.00%      0.00%
   Total return/(2)/...........     9.33%     29.47%    (30.61%)     0.00%

* Reflects the period from commencement of operations on May 1, 2001 through December 31, 2001.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                 Sub-Account
                                 ------------------------------------------
                                           Diversified Bond Trust
                                 ------------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....    22,195     18,470     26,609     31,136
    Units issued................    10,513      8,718     10,860        306
    Units redeemed..............   (13,665)    (4,993)   (18,999)    (4,833)
                                  --------   --------   --------   --------
    Units, end of year..........    19,043     22,195     18,470     26,609
                                  ========   ========   ========   ========
    Unit value, end of year.....  $  13.80   $  13.29   $  12.71   $  11.81
    Assets, end of year.........  $262,869   $295,027   $234,712   $314,222
    Investment income ratio/(1)/      4.15%      4.33%      4.60%      5.66%
    Total return/(2)/...........      3.85%      4.60%      7.61%      7.09%

                                                 Sub-Account
                                 -----------------------------------------
                                            Dynamic Growth Trust
                                 -----------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....    56,383     11,187     7,054      3,333
    Units issued................     4,592     48,352     5,737      5,773
    Units redeemed..............   (45,609)    (3,156)   (1,604)    (2,052)
                                  --------   --------   -------    -------
    Units, end of year..........    15,366     56,383    11,187      7,054
                                  ========   ========   =======    =======
    Unit value, end of year.....  $   4.85   $   4.41   $  3.42    $  4.77
    Assets, end of year.........  $ 74,472   $248,532   $38,219    $33,636
    Investment income ratio/(1)/      0.00%      0.00%     0.00%      0.18%
    Total return/(2)/...........     10.01%     29.04%   (28.36%)   (40.24%)

                                                 Sub-Account
                                           ----------------------
                                            Emerging Growth Trust
                                           ----------------------
                                           Year Ended Period Ended
                                           Dec. 31/04 Dec. 31/03^
                                           ---------- ------------
              Units, beginning of year....       31          --
              Units issued................      174          31
              Units redeemed..............      (13)         --
                                             ------      ------
              Units, end of year..........      192          31
                                             ======      ======
              Unit value, end of year.....   $17.48      $16.35
              Assets, end of year.........   $3,358      $  507
              Investment income ratio/(1)/     0.00%       0.00%
              Total return/(2)/...........     6.90%      30.84%

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                Sub-Account
                                ------------------------------------------
                                        Emerging Small Company Trust
                                ------------------------------------------
                                Year Ended Year Ended Year Ended Year Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                ---------- ---------- ---------- ----------
   Units, beginning of year....    5,076      4,723      8,455       8,705
   Units issued................    1,042      1,128        958       1,178
   Units redeemed..............   (2,771)      (775)    (4,690)     (1,428)
                                 -------    -------    -------    --------
   Units, end of year..........    3,347      5,076      4,723       8,455
                                 =======    =======    =======    ========
   Unit value, end of year.....  $ 14.29    $ 12.82    $  9.17    $  12.96
   Assets, end of year.........  $47,846    $65,061    $43,321    $109,547
   Investment income ratio/(1)/     0.00%      0.00%      0.00%       0.00%
   Total return/(2)/...........    11.51%     39.73%    (29.20%)    (22.24%)

                                                Sub-Account
                                -------------------------------------------
                                            Equity-Income Trust
                                -------------------------------------------
                                Year Ended Year Ended Year Ended  Year Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02  Dec. 31/01
                                ---------- ---------- ----------  ----------
   Units, beginning of year....    23,364     23,882      7,078        644
   Units issued................    16,065     22,005     26,518      7,645
   Units redeemed..............    (8,858)   (22,523)    (9,714)    (1,211)
                                 --------   --------   --------    -------
   Units, end of year..........    30,571     23,364     23,882      7,078
                                 ========   ========   ========    =======
   Unit value, end of year.....  $  14.40   $  12.54   $   9.99    $ 11.52
   Assets, end of year.........  $440,193   $293,022   $238,524    $81,523
   Investment income ratio/(1)/      1.14%      1.39%      1.40%      0.44%
   Total return/(2)/...........     14.81%     25.58%    (13.28%)     1.29%

                                                 Sub-Account
                                 -----------------------------------------
                                             Equity Index Trust
                                 -----------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....    1,050      1,221        926        653
    Units issued................      578         74        556        493
    Units redeemed..............     (169)      (245)      (261)      (220)
                                  -------     ------    -------    -------
    Units, end of year..........    1,459      1,050      1,221        926
                                  =======     ======    =======    =======
    Unit value, end of year.....  $ 10.18     $ 9.21    $  7.18    $  9.24
    Assets, end of year.........  $14,850     $9,676    $ 8,770    $ 8,561
    Investment income ratio/(1)/     0.92%      1.43%      0.82%      0.71%
    Total return/(2)/...........    10.48%     28.27%    (22.30%)   (12.26%)

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                 Sub-Account
                                -------------------------------------------
                                          Financial Services Trust
                                -------------------------------------------
                                Year Ended Year Ended Year Ended Period Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01*
                                ---------- ---------- ---------- ------------
   Units, beginning of year....    4,277        632        264          --
   Units issued................    2,661      3,851        455         283
   Units redeemed..............     (400)      (206)       (87)        (19)
                                 -------    -------    -------      ------
   Units, end of year..........    6,538      4,277        632         264
                                 =======    =======    =======      ======
   Unit value, end of year.....  $ 14.09    $ 12.76    $  9.55      $11.63
   Assets, end of year.........  $92,098    $54,574    $ 6,038      $3,069
   Investment income ratio/(1)/     0.37%      0.05%      0.00%       0.11%
   Total return/(2)/...........    10.38%     33.58%    (17.88%)     (6.93%)

* Reflects the period of commencement of operations on May 1, 2001 through December 31, 2001.

                                                 Sub-Account
                                -------------------------------------------
                                           Fundamental Value Trust
                                -------------------------------------------
                                Year Ended Year Ended Year Ended Period Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01*
                                ---------- ---------- ---------- ------------
   Units, beginning of year....     8,641      4,281       383          --
   Units issued................     4,284      6,091     4,334         387
   Units redeemed..............    (1,396)    (1,731)     (436)         (4)
                                 --------   --------   -------      ------
   Units, end of year..........    11,529      8,641     4,281         383
                                 ========   ========   =======      ======
   Unit value, end of year.....  $  14.27   $  12.76   $  9.83      $11.73
   Assets, end of year.........  $164,493   $110,274   $42,078      $4,491
   Investment income ratio/(1)/      0.47%      0.19%     0.04%       0.00%
   Total return/(2)/...........     11.80%     29.83%   (16.20%)     (6.16%)

* Reflects the period of commencement of operations on May 1, 2001 through December 31, 2001.

                                                Sub-Account
                                ------------------------------------------
                                                Global Trust
                                ------------------------------------------
                                Year Ended Year Ended Year Ended Year Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                ---------- ---------- ---------- ----------
   Units, beginning of year....     7,868      6,705    12,768      12,777
   Units issued................     2,852     13,942     2,163       3,219
   Units redeemed..............      (550)   (12,779)   (8,226)     (3,228)
                                 --------   --------   -------    --------
   Units, end of year..........    10,170      7,868     6,705      12,768
                                 ========   ========   =======    ========
   Unit value, end of year.....  $  11.19   $   9.75   $  7.65    $   9.46
   Assets, end of year.........  $113,832   $ 76,744   $51,310    $120,802
   Investment income ratio/(1)/      1.62%      0.48%     1.44%       2.62%
   Total return/(2)/...........     14.75%     27.46%   (19.11%)    (16.09%)

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)



                                                Sub-Account
                                     --------------------------------
                                          Global Allocation Trust
                                     --------------------------------
                                     Year Ended Year Ended  Year Ended
                                     Dec. 31/04 Dec. 31/03 Dec. 31/02++
                                     ---------- ---------- ------------
        Units, beginning of year....    2,732        848          --
        Units issued................      928      1,997         918
        Units redeemed..............     (190)      (113)        (70)
                                      -------    -------     -------
        Units, end of year..........    3,470      2,732         848
                                      =======    =======     =======
        Unit value, end of year.....  $ 11.47    $ 10.18     $  8.05
        Assets, end of year.........  $39,805    $27,793     $ 6,825
        Investment income ratio/(1)/     0.98%      0.22%       0.00%
        Total return/(2)/...........    12.73%     26.43%     (23.21%)

++ Fund available in prior year but no activity.

                                                 Sub-Account
                                 ------------------------------------------
                                              Global Bond Trust
                                 ------------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....     2,551       308         24        --
    Units issued................     8,329     3,520        318        30
    Units redeemed..............      (383)   (1,277)       (34)       (6)
                                  --------   -------     ------     -----
    Units, end of year..........    10,497     2,551        308        24
                                  ========   =======     ======     =====
    Unit value, end of year.....  $  14.56   $ 13.21     $11.44     $9.53
    Assets, end of year.........  $152,809   $33,688     $3,526     $ 229
    Investment income ratio/(1)/      1.92%     1.86%      0.00%     0.00%
    Total return/(2)/...........     10.24%    15.40%     20.12%     0.53%


                                                 Sub-Account
                                -------------------------------------------
                                            Growth & Income Trust
                                -------------------------------------------
                                Year Ended Year Ended Year Ended  Year Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02  Dec. 31/01
                                ---------- ---------- ----------  ----------
   Units, beginning of year....    66,744     62,157     48,091      44,117
   Units issued................     6,641     11,273     46,527      11,249
   Units redeemed..............   (18,413)    (6,686)   (32,461)     (7,275)
                                 --------   --------   --------    --------
   Units, end of year..........    54,972     66,744     62,157      48,091
                                 ========   ========   ========    ========
   Unit value, end of year.....  $   9.61   $   9.00   $   7.11    $   9.40
   Assets, end of year.........  $528,253   $600,702   $441,927    $451,836
   Investment income ratio/(1)/      0.83%      0.93%      0.57%       0.41%
   Total return/(2)/...........      6.77%     26.59%    (24.33%)    (11.28%)

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                 Sub-Account
                                --------------------------------------------
                                            Health Sciences Trust
                                --------------------------------------------
                                Year Ended Year Ended Year Ended Period Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01*
                                ---------- ---------- ---------- ------------
   Units, beginning of year....     6,320     4,548      3,544          --
   Units issued................     1,376     2,304      5,105       3,551
   Units redeemed..............      (456)     (532)    (4,101)         (7)
                                 --------   -------    -------     -------
   Units, end of year..........     7,240     6,320      4,548       3,544
                                 ========   =======    =======     =======
   Unit value, end of year.....  $  15.48   $ 13.42    $  9.85     $ 13.54
   Assets, end of year.........  $112,026   $84,810    $44,812     $47,988
   Investment income ratio/(1)/      0.00%     0.00%      0.00%       0.00%
   Total return/(2)/...........     15.31%    36.22%    (27.24%)      8.32%

* Reflects the period from commencement of operations on May 1, 2001 through December 31, 2001.


                                                Sub-Account
                                ------------------------------------------
                                              High Yield Trust
                                ------------------------------------------
                                Year Ended Year Ended Year Ended  Year Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02  Dec. 31/01
                                ---------- ---------- ----------  ----------
   Units, beginning of year....    21,088     17,585      5,731        292
   Units issued................     5,217     22,865     12,717      5,555
   Units redeemed..............   (11,274)   (19,362)      (863)      (116)
                                 --------   --------   --------    -------
   Units, end of year..........    15,031     21,088     17,585      5,731
                                 ========   ========   ========    =======
   Unit value, end of year.....  $  11.88   $  10.69   $   8.59    $  9.23
   Assets, end of year.........  $178,566   $225,553   $151,141    $52,896
   Investment income ratio/(1)/      5.11%      5.29%      6.26%      4.88%
   Total return/(2)/...........     11.06%     24.41%     (6.87%)    (5.48%)

                                                 Sub-Account
                                 ------------------------------------------
                                            Income & Value Trust
                                 ------------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....     7,571     6,278        521         --
    Units issued................     5,225     2,022      6,261        556
    Units redeemed..............    (1,119)     (729)      (504)       (35)
                                  --------   -------    -------     ------
    Units, end of year..........    11,677     7,571      6,278        521
                                  ========   =======    =======     ======
    Unit value, end of year.....  $  12.92   $ 12.00    $  9.49     $11.29
    Assets, end of year.........  $150,894   $90,892    $59,584     $5,883
    Investment income ratio/(1)/      0.98%     1.85%      2.16%      0.00%
    Total return/(2)/...........      7.65%    26.48%    (15.93%)     0.98%

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                Sub-Account
                                            --------------------
                                            International Equity
                                                 Index Fund
                                            --------------------
                                                Period Ended
                                                Dec. 31/04##
                                            --------------------
               Units, beginning of year....            --
               Units issued................         2,492
               Units redeemed..............           (61)
                                                  -------
               Units, end of year..........         2,431
                                                  =======
               Unit value, end of year.....       $ 14.81
               Assets, end of year.........       $35,999
               Investment income ratio/(1)/          0.51%
               Total return/(2)/...........         18.44%

## Reflects the period from commencement of operations on May 3, 2004 through December 31, 2004.

                                                Sub-Account
                                     --------------------------------
                                         International Index Trust
                                     --------------------------------
                                     Year Ended Year Ended  Year Ended
                                     Dec. 31/04 Dec. 31/03 Dec. 31/02++
                                     ---------- ---------- ------------
        Units, beginning of year....    1,033        174          --
        Units issued................    1,512      1,105         204
        Units redeemed..............   (2,545)      (246)        (30)
                                      -------     ------     -------
        Units, end of year..........       --      1,033         174
                                      =======     ======     =======
        Unit value, end of year.....  $  9.91     $ 9.58     $  7.24
        Assets, end of year.........  $    --     $9,895     $ 1,257
        Investment income ratio/(1)/     1.48%      2.52%       2.06%
        Total return/(2)/...........     3.46%     32.18%     (17.15%)

++ Fund available in prior year but no activity.

                                                 Sub-Account
                                 -----------------------------------------
                                        International Small Cap Trust
                                 -----------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....    5,539      5,297      9,696      9,624
    Units issued................    1,251      1,057        733      1,694
    Units redeemed..............   (3,119)      (815)    (5,132)    (1,622)
                                  -------    -------    -------    -------
    Units, end of year..........    3,671      5,539      5,297      9,696
                                  =======    =======    =======    =======
    Unit value, end of year.....  $ 13.77    $ 11.37    $  7.34    $  8.81
    Assets, end of year.........  $50,538    $62,981    $38,874    $85,451
    Investment income ratio/(1)/     0.09%      0.00%      0.00%      0.00%
    Total return/(2)/...........    21.07%     54.95%    (16.73%)   (31.10%)

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                Sub-Account
                                ------------------------------------------
                                         International Stock Trust
                                ------------------------------------------
                                Year Ended Year Ended Year Ended Year Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                ---------- ---------- ---------- ----------
   Units, beginning of year....    8,503      8,214     13,999      14,599
   Units issued................    1,831      1,662      1,944       1,882
   Units redeemed..............   (4,040)    (1,373)    (7,729)     (2,482)
                                 -------    -------    -------    --------
   Units, end of year..........    6,294      8,503      8,214      13,999
                                 =======    =======    =======    ========
   Unit value, end of year.....  $  9.69    $  8.39    $  6.44    $   8.22
   Assets, end of year.........  $61,015    $71,313    $52,879    $115,070
   Investment income ratio/(1)/     0.66%      0.48%      0.51%       0.20%
   Total return/(2)/...........    15.60%     30.27%    (21.69%)    (21.54%)


                                                 Sub-Account
                                 -----------------------------------------
                                          International Value Trust
                                 -----------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....     3,385     1,222        745        158
    Units issued................     7,075     2,769      1,089        706
    Units redeemed..............      (736)     (606)      (612)      (119)
                                  --------   -------    -------     ------
    Units, end of year..........     9,724     3,385      1,222        745
                                  ========   =======    =======     ======
    Unit value, end of year.....  $  15.81   $ 13.01    $  8.98     $10.93
    Assets, end of year.........  $153,774   $44,038    $10,979     $8,148
    Investment income ratio/(1)/      1.09%     0.69%      0.68%      0.76%
    Total return/(2)/...........     21.55%    44.87%    (17.84%)    (9.97%)

                                                 Sub-Account
                                 ------------------------------------------
                                        Investment Quality Bond Trust
                                 ------------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....    26,345     18,344      5,368        29
    Units issued................     6,592     21,208     14,458     5,471
    Units redeemed..............   (10,038)   (13,207)    (1,482)     (132)
                                  --------   --------   --------   -------
    Units, end of year..........    22,899     26,345     18,344     5,368
                                  ========   ========   ========   =======
    Unit value, end of year.....  $  14.35   $  13.69   $  12.76   $ 11.61
    Assets, end of year.........  $328,600   $360,700   $234,021   $62,300
    Investment income ratio/(1)/      5.87%      4.53%      4.72%     0.42%
    Total return/(2)/...........      4.81%      7.32%      9.94%     7.33%

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                 Sub-Account
                                -------------------------------------------
                                           Large Cap Growth Trust
                                -------------------------------------------
                                Year Ended Year Ended Year Ended  Year Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02  Dec. 31/01
                                ---------- ---------- ----------  ----------
   Units, beginning of year....    20,834     24,655     29,100      28,570
   Units issued................     8,615     27,739     23,497       5,346
   Units redeemed..............    (8,702)   (31,560)   (27,942)     (4,816)
                                 --------   --------   --------    --------
   Units, end of year..........    20,747     20,834     24,655      29,100
                                 ========   ========   ========    ========
   Unit value, end of year.....  $   8.80   $   8.28   $   6.61    $   8.57
   Assets, end of year.........  $182,491   $172,590   $162,977    $249,260
   Investment income ratio/(1)/      0.25%      0.26%      0.43%       0.00%
   Total return/(2)/...........      6.18%     25.33%    (22.83%)    (17.81%)

                                                 Sub-Account
                                           ----------------------
                                            Large Cap Value Trust
                                           ----------------------
                                           Year Ended Period Ended
                                           Dec. 31/04 Dec. 31/03^
                                           ---------- ------------
              Units, beginning of year....    2,868          --
              Units issued................    1,737       2,893
              Units redeemed..............     (333)        (25)
                                            -------     -------
              Units, end of year..........    4,272       2,868
                                            =======     =======
              Unit value, end of year.....  $ 19.43     $ 15.96
              Assets, end of year.........  $83,020     $45,759
              Investment income ratio/(1)/     0.82%       0.00%
              Total return/(2)/...........    21.80%      27.65%

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

                                                Sub-Account
                                     --------------------------------
                                      Lifestyle Aggressive 1000 Trust
                                     --------------------------------
                                     Year Ended Year Ended  Year Ended
                                     Dec. 31/04 Dec. 31/03 Dec. 31/02++
                                     ---------- ---------- ------------
        Units, beginning of year....    1,349      1,202          --
        Units issued................    3,203        325       2,474
        Units redeemed..............     (357)      (178)     (1,272)
                                      -------    -------     -------
        Units, end of year..........    4,195      1,349       1,202
                                      =======    =======     =======
        Unit value, end of year.....  $ 11.48    $  9.89     $  7.33
        Assets, end of year.........  $48,150    $13,337     $ 8,814
        Investment income ratio/(1)/     0.51%      0.41%       0.37%
        Total return/(2)/...........    16.06%     34.90%     (20.71%)

++ Fund available in prior year but no activity.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                 Sub-Account
                                     ---------------------------------
                                        Lifestyle Balanced 640 Trust
                                     ---------------------------------
                                     Year Ended  Year Ended  Year Ended
                                     Dec. 31/04  Dec. 31/03 Dec. 31/02++
                                     ----------  ---------- ------------
        Units, beginning of year....     24,690      1,252         --
        Units issued................    243,586     24,089      1,392
        Units redeemed..............     (5,662)      (651)      (140)
                                     ----------   --------    -------
        Units, end of year..........    262,614     24,690      1,252
                                     ==========   ========    =======
        Unit value, end of year..... $    13.73   $  12.09    $  9.76
        Assets, end of year......... $3,604,203   $298,594    $12,212
        Investment income ratio/(1)/       2.78%      0.54%      0.55%
        Total return/(2)/...........      13.50%     23.97%     (9.95%)

++ Fund available in prior year but no activity.


                                                 Sub-Account
                                           ----------------------
                                                  Lifestyle
                                           Conservative 280 Trust
                                           ----------------------
                                           Year Ended  Year Ended
                                           Dec. 31/04 Dec. 31/03++
                                           ---------- ------------
              Units, beginning of year....    12,746          --
              Units issued................     7,454      13,441
              Units redeemed..............    (2,829)       (695)
                                            --------    --------
              Units, end of year..........    17,371      12,746
                                            ========    ========
              Unit value, end of year.....  $  14.19    $  13.07
              Assets, end of year.........  $246,488    $166,561
              Investment income ratio/(1)/      2.74%       0.69%
              Total return/(2)/...........      8.60%      11.55%

++ Fund available in prior year but no activity.

                                                 Sub-Account
                                -------------------------------------------
                                         Lifestyle Growth 820 Trust
                                -------------------------------------------
                                Year Ended Year Ended Year Ended  Year Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01++
                                ---------- ---------- ---------- ------------
   Units, beginning of year....     8,740     5,150      5,603          --
   Units issued................    21,893     4,394      5,434       5,923
   Units redeemed..............    (1,154)     (804)    (5,887)       (320)
                                 --------   -------    -------     -------
   Units, end of year..........    29,479     8,740      5,150       5,603
                                 ========   =======    =======     =======
   Unit value, end of year.....  $  12.63   $ 11.02    $  8.51     $ 10.11
   Assets, end of year.........  $372,374   $96,340    $43,822     $56,645
   Investment income ratio/(1)/      1.12%     1.04%      2.28%       0.00%
   Total return/(2)/...........     14.59%    29.56%    (15.85%)     (8.97%)

++ Fund available in prior year but no activity.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                Sub-Account
                                     --------------------------------
                                        Lifestyle Moderate 460 Trust
                                     --------------------------------
                                     Year Ended Year Ended  Year Ended
                                     Dec. 31/04 Dec. 31/03 Dec. 31/02++
                                     ---------- ---------- ------------
        Units, beginning of year....       415       210          --
        Units issued................    36,972       221         223
        Units redeemed..............      (193)      (16)        (13)
                                      --------    ------      ------
        Units, end of year..........    37,194       415         210
                                      ========    ======      ======
        Unit value, end of year.....  $  13.79    $12.42      $10.54
        Assets, end of year.........  $512,934    $5,151      $2,218
        Investment income ratio/(1)/      0.31%     2.51%       1.73%
        Total return/(2)/...........     11.04%    17.83%      (4.04%)

++ Fund available in prior year but no activity.

                                                 Sub-Account
                                           ----------------------
                                             Mid Cap Core Trust
                                           ----------------------
                                           Year Ended Period Ended
                                           Dec. 31/04 Dec. 31/03^
                                           ---------- ------------
              Units, beginning of year....      425          --
              Units issued................      397         466
              Units redeemed..............     (297)        (41)
                                             ------      ------
              Units, end of year..........      525         425
                                             ======      ======
              Unit value, end of year.....   $17.51      $15.32
              Assets, end of year.........   $9,194      $6,514
              Investment income ratio/(1)/     0.00%       0.00%
              Total return/(2)/...........    14.31%      22.56%

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

                                                 Sub-Account
                                 -----------------------------------------
                                             Mid Cap Index Trust
                                 -----------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....     6,580     4,729      2,395        130
    Units issued................     2,332     2,485      3,555      2,356
    Units redeemed..............    (1,604)     (634)    (1,221)       (91)
                                  --------   -------    -------    -------
    Units, end of year..........     7,308     6,580      4,729      2,395
                                  ========   =======    =======    =======
    Unit value, end of year.....  $  17.40   $ 15.02    $ 11.17    $ 13.16
    Assets, end of year.........  $127,175   $98,861    $52,805    $31,519
    Investment income ratio/(1)/      0.40%     0.00%      0.58%      2.08%
    Total return/(2)/...........     15.83%    34.56%    (15.16%)    (1.73%)

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                 Sub-Account
                                 -----------------------------------------
                                             Mid Cap Stock Trust
                                 -----------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....     9,217      3,507     2,429      1,131
    Units issued................     5,182      6,796     1,590      1,499
    Units redeemed..............    (1,627)    (1,086)     (512)      (201)
                                  --------   --------   -------    -------
    Units, end of year..........    12,772      9,217     3,507      2,429
                                  ========   ========   =======    =======
    Unit value, end of year.....  $  14.13   $  11.87   $  8.34    $ 10.77
    Assets, end of year.........  $180,462   $109,402   $29,246    $26,164
    Investment income ratio/(1)/      0.00%      0.00%     0.00%      0.00%
    Total return/(2)/...........     19.04%     42.33%   (22.56%)   (10.99%)


                                                 Sub-Account
                                --------------------------------------------
                                             Mid Cap Value Trust
                                --------------------------------------------
                                Year Ended Year Ended Year Ended Period Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01*
                                ---------- ---------- ---------- ------------
   Units, beginning of year....     6,181     4,035        264          --
   Units issued................     4,382     3,223      4,069         295
   Units redeemed..............      (823)   (1,077)      (298)        (31)
                                 --------   -------    -------      ------
   Units, end of year..........     9,740     6,181      4,035         264
                                 ========   =======    =======      ======
   Unit value, end of year.....  $  18.36   $ 14.75    $ 11.77      $13.09
   Assets, end of year.........  $178,816   $91,171    $47,482      $3,450
   Investment income ratio/(1)/      0.50%     0.33%      0.00%       0.49%
   Total return/(2)/...........     24.46%    25.36%    (10.11%)      4.72%

* Reflects the period from commencement of operations on May 1, 2001 through December 31, 2001.

                                                Sub-Account
                               ---------------------------------------------
                                             Money Market Trust
                               ---------------------------------------------
                               Year Ended  Year Ended  Year Ended  Year Ended
                               Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                               ----------  ----------  ----------  ----------
  Units, beginning of year....    185,160     178,513      64,557     20,792
  Units issued................    464,096     121,129     191,003     63,217
  Units redeemed..............   (459,602)   (114,482)    (77,047)   (19,452)
                               ----------  ----------  ----------   --------
  Units, end of year..........    189,654     185,160     178,513     64,557
                               ==========  ==========  ==========   ========
  Unit value, end of year..... $    11.76  $    11.67  $    11.60   $  11.46
  Assets, end of year......... $2,231,134  $2,160,560  $2,070,945   $739,983
  Investment income ratio/(1)/       0.76%       0.58%       1.18%      3.59%
  Total return/(2)/...........       0.76%       0.58%       1.18%      3.59%

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                Sub-Account
                                                ------------
                                                  Natural
                                                 Resources
                                                   Trust
                                                ------------
                                                 Year Ended
                                                Dec. 31/04++
                                                ------------
                   Units, beginning of year....        --
                   Units issued................       578
                   Units redeemed..............       (15)
                                                  -------
                   Units, end of year..........       563
                                                  =======
                   Unit value, end of year.....   $ 22.38
                   Assets, end of year.........   $12,594
                   Investment income ratio/(1)/      0.01%
                   Total return/(2)/...........     24.31%

++ Fund available in prior year but no activity.

                                                 Sub-Account
                                 -----------------------------------------
                                               Overseas Trust
                                 -----------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....    3,495      3,635      2,812      1,256
    Units issued................    2,871      1,498      1,874      2,032
    Units redeemed..............     (456)    (1,638)    (1,051)      (476)
                                  -------    -------    -------    -------
    Units, end of year..........    5,910      3,495      3,635      2,812
                                  =======    =======    =======    =======
    Unit value, end of year.....  $ 10.84    $  9.70    $  6.74    $  8.58
    Assets, end of year.........  $64,054    $33,884    $24,503    $24,152
    Investment income ratio/(1)/     0.32%      0.46%      0.45%      0.23%
    Total return/(2)/...........    11.79%     43.84%    (21.44%)   (21.09%)

                                                 Sub-Account
                                 -----------------------------------------
                                              Pacific Rim Trust
                                 -----------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....    1,575      1,138         77         44
    Units issued................       84        800      1,100         47
    Units redeemed..............     (961)      (363)       (39)       (14)
                                   ------    -------    -------    -------
    Units, end of year..........      698      1,575      1,138         77
                                   ======    =======    =======    =======
    Unit value, end of year.....   $14.00    $ 11.98    $  8.51    $  9.73
    Assets, end of year.........   $9,774    $18,867    $ 9,682    $   753
    Investment income ratio/(1)/     0.71%      0.11%      0.04%      0.29%
    Total return/(2)/...........    16.89%     40.70%    (12.53%)   (18.57%)

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                Sub-Account
                                              ----------------
                                              Quantitative All
                                                 Cap Trust
                                              ----------------
                                                 Year Ended
                                                Dec. 31/04##
                                              ----------------
                 Units, beginning of year....          --
                 Units issued................           3
                 Units redeemed..............          (1)
                                                   ------
                 Units, end of year..........           2
                                                   ======
                 Unit value, end of year.....      $17.88
                 Assets, end of year.........      $   42
                 Investment income ratio/(1)/        0.74%
                 Total return/(2)/...........       14.91%

## Reflects the period from commencement of operations on May 3, 2003 through December 31, 2004.

                                                Sub-Account
                              ----------------------------------------------
                                         Quantitative Equity Trust
                              ----------------------------------------------
                               Year Ended   Year Ended Year Ended  Year Ended
                              Dec. 31/04 xx Dec. 31/03 Dec. 31/02  Dec. 31/01
                              ------------- ---------- ----------  ----------
 Units, beginning of year....     13,049       14,038     26,366      26,944
 Units issued................      2,276        1,163      2,875       3,771
 Units redeemed..............    (15,325)      (2,152)   (15,203)     (4,349)
                                --------     --------   --------    --------
 Units, end of year..........         --       13,049     14,038      26,366
                                ========     ========   ========    ========
 Unit value, end of year.....   $   8.57     $   8.59   $   6.96    $   9.63
 Assets, end of year.........   $     --     $112,146   $ 97,653    $253,939
 Investment income ratio/(1)/       0.72%        0.64%      0.35%       0.29%
 Total return/(2)/...........      (0.23%)      23.55%    (27.78%)    (22.95%)

xx Terminated as an investment option and funds transferred to U.S. Large Cap Trust on May 3, 2004.

                                                Sub-Account
                                     --------------------------------
                                         Quantitative Mid Cap Trust
                                     --------------------------------
                                     Year Ended Year Ended  Year Ended
                                     Dec. 31/04 Dec. 31/03 Dec. 31/02++
                                     ---------- ---------- ------------
        Units, beginning of year....      470          1          --
        Units issued................    1,086        551           8
        Units redeemed..............      (58)       (82)         (7)
                                      -------     ------     -------
        Units, end of year..........    1,498        470           1
                                      =======     ======     =======
        Unit value, end of year.....  $ 12.92     $10.93     $  7.89
        Assets, end of year.........  $19,350     $5,133     $     5
        Investment income ratio/(1)/     0.00%      0.00%       0.00%
        Total return/(2)/...........    18.21%     38.53%     (22.65%)

++ Fund available in prior year but no activity.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)



                                                 Sub-Account
                                 ------------------------------------------
                                        Real Estate Securities Trust
                                 ------------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....    10,506      9,703        561       231
    Units issued................     2,018      1,436      9,389       385
    Units redeemed..............      (654)      (633)      (247)      (55)
                                  --------   --------   --------    ------
    Units, end of year..........    11,870     10,506      9,703       561
                                  ========   ========   ========    ======
    Unit value, end of year.....  $  22.36   $  16.94   $  12.17    $11.86
    Assets, end of year.........  $265,430   $177,934   $118,093    $6,654
    Investment income ratio/(1)/      2.24%      2.59%      3.30%     1.91%
    Total return/(2)/...........     32.04%     39.14%      2.58%     3.15%

                                                Sub-Account
                                                ------------
                                                Real Return
                                                 Bond Trust
                                                ------------
                                                 Year Ended
                                                Dec. 31/04++
                                                ------------
                   Units, beginning of year....        --
                   Units issued................       515
                   Units redeemed..............       (39)
                                                   ------
                   Units, end of year..........       476
                                                   ======
                   Unit value, end of year.....    $14.30
                   Assets, end of year.........    $6,804
                   Investment income ratio/(1)/      0.00%
                   Total return/(2)/...........      9.07%

++ Fund available in prior year but no activity.

                                                Sub-Account
                                ------------------------------------------
                                         Science & Technology Trust
                                ------------------------------------------
                                Year Ended Year Ended Year Ended Year Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                ---------- ---------- ---------- ----------
   Units, beginning of year....    28,158     18,018    17,279      12,290
   Units issued................    10,282     13,615     7,923       7,023
   Units redeemed..............    (7,064)    (3,475)   (7,184)     (2,034)
                                 --------   --------   -------    --------
   Units, end of year..........    31,376     28,158    18,018      17,279
                                 ========   ========   =======    ========
   Unit value, end of year.....  $   6.65   $   6.59   $  4.38    $   7.40
   Assets, end of year.........  $208,647   $185,631   $78,981    $127,852
   Investment income ratio/(1)/      0.00%      0.00%     0.00%       0.00%
   Total return/(2)/...........      0.86%     50.37%   (40.76%)    (41.25%)

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                 Sub-Account
                                 ------------------------------------------
                                            Small Cap Index Trust
                                 ------------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....     5,923     3,031        781         --
    Units issued................     2,774     3,398      3,616        826
    Units redeemed..............      (612)     (506)    (1,366)       (45)
                                  --------   -------    -------     ------
    Units, end of year..........     8,085     5,923      3,031        781
                                  ========   =======    =======     ======
    Unit value, end of year.....  $  15.96   $ 13.60    $  9.33     $11.88
    Assets, end of year.........  $129,001   $80,546    $28,276     $9,282
    Investment income ratio/(1)/      0.29%     0.00%      1.13%      7.07%
    Total return/(2)/...........     17.33%    45.79%    (21.47%)     1.41%


                                                 Sub-Account
                                             -------------------
                                                  Small Cap
                                             Opportunities Trust
                                             -------------------
                                               Year Ended Dec.
                                                   31/04++
                                             -------------------
                Units, beginning of year....            --
                Units issued................           131
                Units redeemed..............           (15)
                                                   -------
                Units, end of year..........           116
                                                   =======
                Unit value, end of year.....       $ 22.01
                Assets, end of year.........       $ 2,557
                Investment income ratio/(1)/         0.00%
                Total return/(2)/...........        25.78%

++ Fund available in prior year but no activity.

                                                 Sub-Account
                                 ------------------------------------------
                                          Small Company Blend Trust
                                 ------------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....    3,932      2,284         954       164
    Units issued................    1,403      2,100       1,689       916
    Units redeemed..............   (1,550)      (452)       (359)     (126)
                                  -------    -------    --------   -------
    Units, end of year..........    3,785      3,932       2,284       954
                                  =======    =======    ========   =======
    Unit value, end of year.....  $ 14.05    $ 13.11    $   9.38   $ 12.60
    Assets, end of year.........  $53,182    $51,537    $ 21,431   $12,026
    Investment income ratio/(1)/    0.00%      0.00%       0.14%     0.00%
    Total return/(2)/...........    7.19%     39.71%     (25.55%)   (2.30%)

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)



                                                Sub-Account
                                -------------------------------------------
                                         Small Company Value Trust
                                -------------------------------------------
                                Year Ended Year Ended Year Ended  Year Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02  Dec. 31/01
                                ---------- ---------- ----------  ----------
   Units, beginning of year....    16,417     14,054      8,232        388
   Units issued................     6,333      3,851     11,127      8,141
   Units redeemed..............    (1,022)    (1,488)    (5,305)      (297)
                                 --------   --------   --------    -------
   Units, end of year..........    21,728     16,417     14,054      8,232
                                 ========   ========   ========    =======
   Unit value, end of year.....  $  19.07   $  15.23   $  11.40    $ 12.11
   Assets, end of year.........  $414,315   $250,055   $160,148    $99,712
   Investment income ratio/(1)/      0.15%      0.40%      0.26%      0.10%
   Total return/(2)/...........     25.20%     33.66%     (5.93%)     6.54%

                                                 Sub-Account
                                           ----------------------
                                             Special Value Trust
                                           ----------------------
                                           Year Ended Period Ended
                                           Dec. 31/04 Dec. 31/03^
                                           ---------- ------------
              Units, beginning of year....      130          --
              Units issued................      261         140
              Units redeemed..............      (35)        (10)
                                             ------      ------
              Units, end of year..........      356         130
                                             ======      ======
              Unit value, end of year.....   $19.01      $15.82
              Assets, end of year.........   $6,767      $2,051
              Investment income ratio/(1)/     0.00%       0.00%
              Total return/(2)/...........    20.18%      26.56%

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

                                                 Sub-Account
                                 ------------------------------------------
                                            Strategic Bond Trust
                                 ------------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....    19,097     12,505     27,510     30,987
    Units issued................     3,903      8,888      1,544      1,113
    Units redeemed..............   (10,741)    (2,296)   (16,549)    (4,590)
                                  --------   --------   --------   --------
    Units, end of year..........    12,259     19,097     12,505     27,510
                                  ========   ========   ========   ========
    Unit value, end of year.....  $  15.30   $  14.35   $  12.68   $  11.64
    Assets, end of year.........  $187,609   $273,992   $158,608   $320,278
    Investment income ratio/(1)/      3.18%      3.49%      8.90%      7.65%
    Total return/(2)/...........      6.67%     13.11%      8.96%      6.24%

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                Sub-Account
                                     --------------------------------
                                           Strategic Growth Trust
                                     --------------------------------
                                     Year Ended Year Ended  Year Ended
                                     Dec. 31/04 Dec. 31/03 Dec. 31/02++
                                     ---------- ---------- ------------
        Units, beginning of year....    2,259        387          --
        Units issued................    1,294      1,940         432
        Units redeemed..............     (129)       (68)        (45)
                                      -------    -------     -------
        Units, end of year..........    3,424      2,259         387
                                      =======    =======     =======
        Unit value, end of year.....  $ 10.72    $ 10.06     $  7.93
        Assets, end of year.........  $36,710    $22,727     $ 3,069
        Investment income ratio/(1)/     0.00%      0.00%       0.00%
        Total return/(2)/...........     6.56%     26.86%     (28.04%)

++ Fund available in prior year but no activity.

                                                 Sub-Account
                                -------------------------------------------
                                        Strategic Opportunities Trust
                                -------------------------------------------
                                Year Ended Year Ended Year Ended  Year Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02  Dec. 31/01
                                ---------- ---------- ----------  ----------
   Units, beginning of year....    25,730     20,172     19,278      15,842
   Units issued................     7,213      7,878      9,797       5,966
   Units redeemed..............    (9,996)    (2,320)    (8,903)     (2,530)
                                 --------   --------   --------    --------
   Units, end of year..........    22,947     25,730     20,172      19,278
                                 ========   ========   ========    ========
   Unit value, end of year.....  $   8.58   $   7.64   $   6.07    $   9.91
   Assets, end of year.........  $196,867   $196,542   $122,446    $191,095
   Investment income ratio/(1)/      0.08%      0.00%      0.00%       0.48%
   Total return/(2)/...........     12.31%     25.83%    (38.77%)    (15.25%)

                                                 Sub-Account
                                -------------------------------------------
                                            Strategic Value Trust
                                -------------------------------------------
                                Year Ended Year Ended Year Ended Period Ended
                                Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01*
                                ---------- ---------- ---------- ------------
   Units, beginning of year....      846        611         90          --
   Units issued................      333        578        667         111
   Units redeemed..............     (127)      (343)      (146)        (21)
                                 -------     ------    -------     -------
   Units, end of year..........    1,052        846        611          90
                                 =======     ======    =======     =======
   Unit value, end of year.....  $ 11.84     $10.03    $  7.79     $ 10.70
   Assets, end of year.........  $12,448     $8,487    $ 4,758     $   966
   Investment income ratio/(1)/     0.34%      0.02%      0.00%       0.00%
   Total return/(2)/...........    17.98%     28.77%    (27.20%)    (14.40%)

* Reflects the period from commencement of operations on May 1, 2001 through December 31, 2001.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                 Sub-Account
                                 ------------------------------------------
                                             Total Return Trust
                                 ------------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....    18,923     15,105      5,178        92
    Units issued................     4,332      5,867     10,898     5,322
    Units redeemed..............    (8,158)    (2,049)      (971)     (236)
                                  --------   --------   --------   -------
    Units, end of year..........    15,097     18,923     15,105     5,178
                                  ========   ========   ========   =======
    Unit value, end of year.....  $  17.93   $  17.08   $  16.27   $ 14.86
    Assets, end of year.........  $270,713   $323,303   $245,736   $76,920
    Investment income ratio/(1)/      3.90%      2.43%      2.44%     2.42%
    Total return/(2)/...........      4.96%      5.01%      9.52%     8.28%

                                                 Sub-Account
                                 -----------------------------------------
                                       Total Stock Market Index Trust
                                 -----------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....    10,326      6,973     1,864         --
    Units issued................     2,913      3,839     5,698      2,051
    Units redeemed..............      (473)      (486)     (589)      (187)
                                  --------   --------   -------    -------
    Units, end of year..........    12,766     10,326     6,973      1,864
                                  ========   ========   =======    =======
    Unit value, end of year.....  $  11.44   $  10.24   $  7.84    $  9.96
    Assets, end of year.........  $146,010   $105,687   $54,673    $18,572
    Investment income ratio/(1)/      0.57%      0.00%     1.12%      2.70%
    Total return/(2)/...........     11.73%     30.55%   (21.29%)   (11.41%)

                                                 Sub-Account
                                 ------------------------------------------
                                      U.S. Government Securities Trust
                                 ------------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....    34,492     26,203     12,983        384
    Units issued................    11,561     12,842     15,867     12,827
    Units redeemed..............   (15,805)    (4,553)    (2,647)      (228)
                                  --------   --------   --------   --------
    Units, end of year..........    30,248     34,492     26,203     12,983
                                  ========   ========   ========   ========
    Unit value, end of year.....  $  13.43   $  13.05   $  12.83   $  11.88
    Assets, end of year.........  $406,225   $450,219   $336,205   $154,261
    Investment income ratio/(1)/      1.90%      2.94%      3.35%      1.07%
    Total return/(2)/...........      2.88%      1.73%      7.99%      7.03%

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                 Sub-Account
                                 -----------------------------------------
                                            U.S. Large Cap Trust
                                 -----------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....     9,388      5,165     2,818        527
    Units issued................    11,081      5,729     3,225      2,658
    Units redeemed..............    (1,400)    (1,506)     (878)      (367)
                                  --------   --------   -------    -------
    Units, end of year..........    19,069      9,388     5,165      2,818
                                  ========   ========   =======    =======
    Unit value, end of year.....  $  14.43   $  13.19   $  9.62    $ 12.86
    Assets, end of year.........  $275,100   $123,810   $49,694    $36,239
    Investment income ratio/(1)/      0.22%      0.31%     0.25%      0.30%
    Total return/(2)/...........      9.39%     37.06%   (25.18%)    (2.55%)

                                                 Sub-Account
                                           ----------------------
                                               Utilities Trust
                                           ----------------------
                                           Year Ended  Year Ended
                                           Dec. 31/04 Dec. 31/03++
                                           ---------- ------------
              Units, beginning of year....      602          --
              Units issued................      479         626
              Units redeemed..............      (46)        (24)
                                            -------     -------
              Units, end of year..........    1,035         602
                                            =======     =======
              Unit value, end of year.....  $ 12.44     $  9.61
              Assets, end of year.........  $12,883     $ 5,786
              Investment income ratio/(1)/    1.09%       0.00%
              Total return/(2)/...........   29.42%      34.54%

++ Fund available in prior year but no activity.

                                                 Sub-Account
                                 ------------------------------------------
                                                 Value Trust
                                 ------------------------------------------
                                 Year Ended Year Ended Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ---------- ---------- ---------- ----------
    Units, beginning of year....    14,870     10,345      6,187       761
    Units issued................     5,425      5,715      5,628     6,612
    Units redeemed..............    (4,226)    (1,190)    (1,470)   (1,186)
                                  --------   --------   --------   -------
    Units, end of year..........    16,069     14,870     10,345     6,187
                                  ========   ========   ========   =======
    Unit value, end of year.....  $  14.97   $  13.00   $   9.37   $ 12.13
    Assets, end of year.........  $240,568   $193,282   $ 96,909   $75,081
    Investment income ratio/(1)/     0.53%      1.06%      0.71%     0.51%
    Total return/(2)/...........    15.18%     38.75%    (22.80%)    3.42%

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                               December 31, 2004

5. Financial Highlights -- (continued)


/(1)/ These ratios represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying Trust portfolio, net of management fees assessed by the Trust portfolio adviser, divided by the average net assets of the sub-account. The recognition of investment income by the sub-account is affected by the timing of the declarations of dividends by the underlying Trust portfolio in which the sub-accounts invest. It is the practice of the Trusts, for income tax reasons, to declare dividends in April for investment income received in the previous calendar year for all sub-accounts of the Trusts except for the Money Market Trust which declares and reinvests dividends on a daily basis. Any dividend distribution received from a sub-account of the Trusts is reinvested immediately, at the net asset value, in shares of that sub-account and retained as assets of the corresponding sub-account so that the unit value of the sub-account is not affected by the declaration and reinvestment of dividends.
/(2) /These ratios represent the total return for the period indicated, including changes in the value of the underlying Trust portfolio. There are no expenses of the Account that result in a direct reduction in unit values. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

6. Related Party Transactions

Manulife Financial Securities LLC, a registered broker-dealer and wholly owned subsidiary of ManUSA, acts as the principal underwriter of the Contracts pursuant to a distribution agreement with the Company. Contracts are sold by registered representatives of other broker-dealers having distribution agreements with Manulife Financial Securities LLC who are also authorized as variable life insurance agents under applicable state insurance laws. Registered representatives are compensated on a commission basis.


7. Subsequent Event

Effective January 1, 2005, the following name changes occurred:

             Previous Name                            New Name
             -------------                            --------
   The Manufacturers Life Insurance      John Hancock Life Insurance Company
           Company (U.S.A.)                           (U.S.A.)
   The Manufacturers Life Insurance      John Hancock Life Insurance Company
          Company of New York                        of New York
   Manulife Financial Securities LLC        John Hancock Distributors LLC
    Manufacturers Investment Trust               John Hancock Trust
   The Manufacturers Life Insurance      John Hancock Life Insurance Company
 Company of New York Separate Account B     of New York Separate Account

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder
The Manufacturers Life Insurance Company of New York

We have audited the accompanying balance sheets of The Manufacturers Life Insurance Company of New York ("the Company") as of December 31, 2004 and 2003, and the related statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of New York at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2004 the Company changed its method of accounting for certain nontraditional long duration contracts and for separate accounts.

February 11, 2005

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                                BALANCE SHEETS

                                                               As at December 31
-                                                            ---------------------
                                                                2004       2003
                                                             ---------- ----------
                                                                 ($ thousands)
Assets
Investments:
 Fixed-maturity securities available-for-sale, at fair value
   (amortized cost: 2004 -- $210,481; 2003 -- $148,170)..... $  211,834 $  153,194
 Investment in unconsolidated affiliate.....................        800        800
 Policy loans...............................................     17,960     11,109
 Short-term investments.....................................    166,497    205,970
                                                             ---------- ----------
 Total Investments..........................................    397,091    371,073
Cash and cash equivalents...................................     35,947     18,994
Accrued investment income...................................      8,895      8,612
Deferred acquisition costs..................................    191,464    132,132
Deferred sales inducements..................................     27,153     23,280
Federal income tax recoverable from affiliates..............        864        418
Other assets................................................      2,373      1,283
Due from reinsurers.........................................     10,122      6,998
Separate account assets.....................................  3,065,926  2,144,890
                                                             ---------- ----------
 Total Assets............................................... $3,739,835 $2,707,680
                                                             ========== ==========

The accompanying notes are an integral part of these financial statements.

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                                                     As at December 31
       -                                           ---------------------
                                                      2004       2003
                                                   ---------- ----------
                                                       ($ thousands)
       Liabilities and Shareholder's Equity
       Liabilities:
       Policyholder liabilities and accruals...... $  433,518 $  375,934
       Payable to affiliates......................      8,418      5,091
       Deferred income taxes......................     30,464     15,889
       Other liabilities..........................     17,048     11,089
       Separate account liabilities...............  3,065,926  2,144,890
                                                   ---------- ----------
        Total Liabilities.........................  3,555,374  2,552,893
       Shareholder's Equity:
       Common stock...............................      2,000      2,000
       Additional paid-in capital.................    113,306    113,306
       Retained earnings..........................     68,721     36,931
       Accumulated other comprehensive income.....        434      2,550
                                                   ---------- ----------
        Total Shareholder's Equity................    184,461    154,787
                                                   ---------- ----------
        Total Liabilities and Shareholder's Equity $3,739,835 $2,707,680
                                                   ========== ==========

The accompanying notes are an integral part of these financial statements.

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                             STATEMENTS OF INCOME

                                                                          For the Years Ended December 31
                                                                          ------------------------------
                                                                           2004       2003       2002
                                                                           -------    -------   -------
                                                                               ($ thousands)
Revenues:
Fees from separate accounts and policyholder liabilities................. $46,271    $30,440   $24,773
Premiums.................................................................     348        487       251
Net investment income....................................................  48,965     38,973    21,020
Net realized investment gains (losses)...................................   3,015      3,067    (2,151)
                                                                           -------    -------   -------
 Total revenue...........................................................  98,599     72,967    43,893
Benefits and expenses:
Policyholder benefits and claims.........................................  26,299     20,020    15,226
Amortization of deferred acquisition costs and deferred sales inducements   1,062      9,081    12,336
Other insurance expenses.................................................  24,313     15,815    13,725
                                                                           -------    -------   -------
 Total benefits and expenses.............................................  51,674     44,916    41,287
                                                                           -------    -------   -------
Operating income before income taxes and change in accounting principle..  46,925     28,051     2,606
                                                                           -------    -------   -------
Income tax expense.......................................................  15,422      9,024       168
                                                                           -------    -------   -------
Income after income taxes and before change in accounting principle......  31,503     19,027     2,438
Change in accounting principle...........................................     287          0         0
                                                                           -------    -------   -------
Net income............................................................... $31,790    $19,027   $ 2,438
                                                                           =======    =======   =======

The accompanying notes are an integral part of these financial statements.

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                 STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

                                                        Accumulated
                                   Additional              Other         Total
                            Common  Paid-in   Retained Comprehensive Shareholder's
                            Stock   Capital   Earnings Income (Loss)    Equity
                            ------ ---------- -------- ------------- -------------
                                                ($ thousands)
Balance, January 1, 2002... $2,000  $ 72,706  $15,466     $   353      $ 90,525
Capital Contribution.......     --    40,600       --          --        40,600
Comprehensive income.......     --        --    2,438       2,337         4,775
                            ------  --------  -------     -------      --------
Balance, December 31, 2002. $2,000  $113,306  $17,904     $ 2,690      $135,900
                            ======  ========  =======     =======      ========
Comprehensive income (loss)     --        --   19,027        (140)       18,887
                            ------  --------  -------     -------      --------
Balance, December 31, 2003. $2,000  $113,306  $36,931     $ 2,550      $154,787
                            ======  ========  =======     =======      ========
Comprehensive income (loss)     --        --   31,790      (2,116)       29,674
                            ------  --------  -------     -------      --------
Balance, December 31, 2004. $2,000  $113,306  $68,721     $   434      $184,461
                            ======  ========  =======     =======      ========

The accompanying notes are an integral part of these financial statements.

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                           STATEMENTS OF CASH FLOWS

                                                                  For the Years Ended December 31
                                                                  -------------------------------
                                                                     2004       2003       2002
                                                                  ---------  ---------  ---------
                                                                           ($ thousands)
Operating activities:
 Operating cash inflows:
 Premiums........................................................ $     346  $     664  $     103
 Fee income......................................................    46,271     30,440     24,773
 Net investment income...........................................    53,280     39,044     19,763
                                                                  ---------  ---------  ---------
   Total operating cash inflows..................................    99,897     70,148     44,639
Operating cash outflows:
 Benefit payments................................................    18,798     19,438     14,519
 Insurance expenses and taxes....................................    86,027     63,013     54,151
 Change in other assets and other liabilities....................    (9,358)    (2,342)     3,193
                                                                  ---------  ---------  ---------
   Total operating cash outflows.................................    95,467     80,109     71,863
                                                                  ---------  ---------  ---------
   Net cash provided by (used in) operating activities...........     4,430     (9,961)   (27,224)
Investing activities:
 Fixed-maturity securities sold, matured or repaid...............   111,928     96,962     43,619
 Fixed-maturity securities purchased.............................  (175,841)  (120,016)   (61,288)
 Policy loans advanced, net......................................    (6,851)    (3,783)    (3,106)
 Investment in unconsolidated affiliate..........................        --         --       (600)
 Short-term investments..........................................    39,437    (26,472)   (45,047)
                                                                  ---------  ---------  ---------
   Net cash used in investing activities.........................   (31,327)   (53,309)   (66,422)
Financing activities:
 Net reinsurance consideration...................................    (3,124)       570     (3,414)
 Increase (decrease) in account balances subject to reinsurance..     3,124       (570)     3,414
 Deposits and interest credited to policyholder account balances.   112,541    137,285    188,849
 Net transfers to separate accounts from policyholders funds.....   (24,456)   (18,172)  (114,520)
 Return of policyholder funds....................................   (44,235)   (35,173)   (22,287)
 Capital contribution............................................        --         --     40,600
                                                                  ---------  ---------  ---------
 Net cash provided by financing activities.......................    43,850     83,940     92,642
 Increase (decrease) in cash and cash equivalents during the year    16,953     20,670     (1,004)
                                                                  ---------  ---------  ---------
Cash and cash equivalents at beginning of year...................    18,994     (1,676)      (672)
                                                                  ---------  ---------  ---------
Balance, end of year............................................. $  35,947  $  18,994  $  (1,676)
                                                                  =========  =========  =========

The accompanying notes are an integral part of these financial statements.

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                                                                                     For the Years Ended December 31
                                                                                     ----------------------------
                                                                                       2004        2003      2002
                                                                                     --------    --------  --------
                                                                                             ($ thousands)
Reconciliation of net income to net cash provided by (used in) operating activities:
 Net income......................................................................... $ 31,790    $ 19,027  $  2,438
 Adjustments to reconcile net income to net cash provided by (used in) operating activities:
   Change in accounting principle...................................................     (287)         --        --
   Realized (gains) losses and provisions...........................................   (3,015)     (3,067)    2,151
   Due from reinsurers..............................................................   (3,124)        570    (3,414)
   Policyholder liabilities.........................................................   12,227        (238)    1,813
   Deferred acquisition costs capitalization........................................  (55,894)    (41,751)  (40,488)
   Deferred acquisition costs amortization..........................................     (962)      7,876    12,336
   Deferred sales inducements capitalization........................................   (5,958)     (4,890)       --
   Deferred sales inducements amortization..........................................    2,024       1,205        --
   Deferred tax provision...........................................................   15,560       8,467       230
   Change in other assets and other liabilities.....................................    9,358       2,342    (3,193)
   Other, net.......................................................................    2,711         498       903
                                                                                     --------    --------  --------
 Net cash provided by (used in) operating actiivities............................... $  4,430    $ (9,961) $(27,224)
                                                                                     ========    ========  ========

The accompanying notes are an integral part of these financial statements.

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 2004

                           (in thousands of dollars)

1. Organization

The Manufacturers Life Insurance Company of New York (the "Company") is a stock life insurance company, which was organized on February 10, 1992 under the laws of the State of New York. The New York Insurance Department (the "Department") granted the Company a license to operate on July 22, 1992. Effective January 1, 2002, the Company became a wholly owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA"). Prior to this, the Company was a wholly owned subsidiary of The Manufacturers Life Insurance Company of North America. ManUSA is an indirect wholly owned subsidiary of The Manufacturers Life Insurance Company ("MLI"). MLI in turn is a wholly owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based publicly traded company. MFC and its subsidiaries are known collectively as "Manulife Financial."

As a result of the merger between Manulife Financial and John Hancock Financial Services Inc., the Company will change its name to John Hancock Life Insurance Company of New York effective January 1, 2005.

The Company mainly offers and issues individual and group annuity contracts. More recently, it has begun to offer and issue more individual life insurance and group pension contracts. All of these contracts (collectively, the "contracts") are sold exclusively in the State of New York. Amounts invested in the fixed portion of the contracts are allocated to the general account of the Company. Amounts invested in the variable portion of the contracts are allocated to the separate accounts of the Company. Each of these separate accounts invest in either the shares of various portfolios of the Manufacturers Investment Trust ("MIT"), a no-load, open-end investment management company organized as a Massachusetts business trust, or in various portfolios of open-end investment management companies offered and managed by unaffiliated third parties.

Manufacturers Securities Services, LLC ("MSS"), an affiliate of the Company, is the investment advisor to MIT. On October 1, 2002, ManUSA exchanged a 30% ownership interest in MSS for one common share of the Company. The end result is that the Company has a 40% ownership interest in MSS at December 31, 2004 that amounts to $800 and is accounted for using the equity method.

2. Significant Accounting Policies

a) Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with United States generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                               December 31, 2004

                           (In thousands of dollars)

2. Significant Accounting Policies -- (continued)


b) Investments

The Company classifies all of its fixed-maturity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific-identification method. A decline in the value of a specific security that is considered other-than-temporary results in a write-down of the cost basis of the security and a charge to income in the period of recognition. Temporary changes in the fair value of securities available-for-sale are reflected directly in accumulated other comprehensive income after adjustments for deferred acquisition costs and deferred taxes. Unrealized gains and losses, other than unrealized losses that are considered to be other-than-temporary, are reflected in accumulated other comprehensive income after adjustments for deferred income taxes, deferred acquisition costs, policyholder liabilities and unearned revenue liability. The cost of fixed-maturity securities is adjusted for the amortization of premiums and accretion of discounts, which are calculated using the effective interest method. For the mortgage-backed securities included in the fixed-maturity securities, the Company recognizes amortization using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. That adjustment is included in net investment income.

Policy loans are reported at aggregate unpaid balances, which approximate fair value.

Short-term investments, which include investments with maturities of less than one year and greater than 90 days as at the date of acquisition, are reported at fair value with changes recorded through unrealized gains (losses).

c) Cash Equivalents

The Company considers all liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

d) Deferred Acquisition Costs ("DAC") and Deferred Sales Inducements ("DSI")

Commissions and other expenses that vary with, and are primarily related to, the production of new business are deferred to the extent recoverable and included as an asset. Acquisition costs associated with annuity contracts and investment pension contracts are being amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins. The amortization is adjusted retrospectively when estimates of current or future gross profits are revised. Assuming the unrealized gains or losses on securities had been realized at year-end, DAC is adjusted for the impact on estimated future gross profits for such unrealized gains (losses). The impact of any such adjustments is included in net unrealized gains (losses) in accumulated other comprehensive income. DAC associated with traditional non-participating individual insurance contracts is amortized over the premium-paying period of the related policies. DAC is reviewed annually to determine recoverability from future income and, if not recoverable, is immediately expensed. The Company currently offers enhanced crediting rates or bonus payments to contract holders on certain of its individual annuity products. Those inducements that are incremental to amounts the Company credits on similar contracts without sales inducements and are higher than the contract's expected ongoing crediting rates for periods after the inducement are capitalized at inception. The capitalized amounts are then amortized over the life of the underlying contracts consistent with the methodology used to amortize DAC.

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                               December 31, 2004

                           (In thousands of dollars)

2. Significant Accounting Policies -- (continued)


e) Policyholder Liabilities and Accruals

For variable annuity and variable life contracts, universal life insurance contracts, and investment contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to the policyholders. For traditional non-participating life insurance policies, policyholder liabilities are computed using the net level premium method and are based upon estimates as to future mortality, persistency, maintenance expenses, and interest rate yields that are applicable in the year of issue. The assumptions include a provision for adverse deviation.

f) Separate Accounts

Separate account assets and liabilities represent funds that are separately administered, principally for investment contracts related to variable annuity and variable life contracts as well as for group pension business, and for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Separate account assets are recorded at fair value. Operations of the separate accounts are not included in the accompanying financial statements. However, fees charged on separate account policyholder funds are included in revenue of the Company.

g) Revenue Recognition

Fee income from separate accounts, annuity contracts and investment pension contracts consists of charges for mortality, expenses, surrender and administration charges that have been assessed against the policyholder account balances. Premiums on traditional non-participating life insurance policies are recognized as revenue when due. Investment income is recorded on the accrual basis of accounting and is adjusted for any amortization of premiums or discounts, where applicable.

h) Policyholder Benefits and Claims

Benefits for variable annuity and variable life contracts, for universal life insurance contracts and for investment pension contracts include interest credited to policyholder account balances and benefit claims incurred during the period in excess of policyholder account balances.

i) Income Taxes

Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards 109 ("SFAS 109"), "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that likely will be in effect when the differences are expected to reverse. The measurement of the deferred tax asset is reduced by a valuation allowance if, based upon the available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized.

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                               December 31, 2004

                           (In thousands of dollars)

2. Significant Accounting Policies -- (continued)


j) Cumulative Effect of Accounting Changes

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP03-1). SOP03-1 provides guidance on a number of topics including separate account presentation, interests in separate accounts, gains and losses on the transfer of assets from the general account to a separate account, liability valuation, returns based on a contractually referenced pool of assets or index, accounting for contracts that contain death or other insurance benefit features, accounting for reinsurance and other similar contracts, accounting for annuitization guarantees, and sales inducements to contract holders. SOP03-1 was effective for the Company's financial statements on January 1, 2004.

These financial statements reflect adoption of SOP03-1 as of January 1, 2004 and resulted in the following adjustments:

            Assets
             Increase in deferred acquisition costs......... $1,948
            Liabilities
             Increase in policyholder liabilities & accruals  1,507
             Increase in deferred income taxes..............    154
                                                             ------
            Net Income...................................... $  287
                                                             ======

k) Reclassifications

Certain 2003 balances have been reclassified to conform to the 2004 presentation.

3. Investments and Investment Income

a) Fixed-Maturity Securities

At December 31, 2004 and 2003, all fixed-maturity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value are summarized as follows:

                                                       Gross         Gross
                                     Amortized      Unrealized    Unrealized         Fair
                                       Cost            Gains        Losses           Value
                                 ----------------- ------------- ------------  -----------------
                                   2004     2003    2004   2003   2004   2003    2004     2003
                                 -------- -------- ------ ------ -----  -----  -------- --------
                                                          ($ thousands)
As at December 31
U.S. government................. $ 64,069 $ 21,688 $1,201 $  653 $(419) $(202) $ 64,851 $ 22,139
Corporate securities............  135,024  110,931    923  4,566  (430)  (217)  135,517  115,280
Mortgage-backed securities......       --    1,523     --     46    --     --        --    1,569
Foreign governments.............   11,388   14,028     95    182   (17)    (4)   11,466   14,206
                                 -------- -------- ------ ------ -----  -----  -------- --------
 Total fixed-maturity securities $210,481 $148,170 $2,219 $5,447 $(866) $(423) $211,834 $153,194
                                 ======== ======== ====== ====== =====  =====  ======== ========

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                               December 31, 2004

                           (In thousands of dollars)

3. Investments and Investment Income -- (continued)


Proceeds from sales of fixed-maturity securities during 2004 were $58,924 (2003 $67,912; 2002 $20,469). Gross gains of $3,380 and gross losses of $365 were realized on those sales (gross gains and losses were $3,470 and $452 for 2003 and $483 and $202 for 2002, respectively).

The Company has a process in place to identify securities that could potentially have an impairment that is other than temporary. The Company considers relevant facts and circumstances in evaluating whether the impairment of a security is other than temporary. Relevant facts and circumstances include
(1) the length of time the fair value has been below cost; (2) the financial position of the issuer; (3) the Company's ability and intent to hold the security to maturity or until it recovers. To the extent the Company determines that a security is deemed to be other-than-temporarily impaired, the difference between book value and market value would be charged to operations.

At December 31, 2004, there are 50 fixed maturity securities that have a gross unrealized loss of $866. These securities have a fair value of $138,314 at December 31, 2004. The amount of unrealized losses related to fixed maturity securities in an unrealized loss position for greater than twelve months was $85 on six securities with a fair value of $10,004 at December 31, 2004. The Company has the ability and intent to hold these debt securities until they recover or mature. The contractual maturities of fixed-maturity securities at December 31, 2004 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Also, corporate requirements and investment strategies may result in the sale of investments before maturity.

                                               Amortized  Fair
                                                 Cost     Value
                                               --------- --------
                                                 ($ thousands)
              Fixed-maturity securities
              One year or less................ $102,849  $102,671
              Greater than 1; up to 5 years...   72,620    73,245
              Greater than 5; up to 10 years..   20,351    20,632
              Due after 10 years..............   14,661    15,286
                                               --------  --------
               Total fixed-maturity securities $210,481  $211,834
                                               ========  ========

Fixed-maturity securities with a fair value of $479 and $462 at December 31, 2004 and 2003, respectively, were on deposit with or in custody accounts on behalf of the Department to satisfy regulatory requirements.

b) Investment Income

Income by type of investment was as follows:

                                        For the Years Ended December 31
                                        ------------------------------
                                          2004       2003       2002
                                         -------    -------   -------
                                              ($ thousands)
              Fixed-maturity securities $ 5,594    $ 6,100    $ 5,863
              Other invested assets....  40,759     30,124     11,493
              Short-term investments...   2,953      3,046      3,860
                                         -------    -------   -------
              Gross investment income..  49,306     39,270     21,216
                                         -------    -------   -------
              Investment expenses......    (341)      (297)      (196)
                                         -------    -------   -------
               Net investment income... $48,965    $38,973    $21,020
                                         =======    =======   =======

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                               December 31, 2004

                           (In thousands of dollars)

3. Investments and Investment Income -- (continued)


The Company includes income earned from its investment in MSS in the other invested assets category. Income earned from the Company's investment in MSS was $39,907, $29,471, and $11,102 for the years ended December 31, 2004, 2003, and 2002, respectively.

4. Comprehensive Income

Total comprehensive income was as follows:

                                                                                For the Years Ended December 31
                                                                                ------------------------------
                                                                                  2004       2003       2002
                                                                                 -------    -------   -------
                                                                                      ($ thousands)
Net income..................................................................... $31,790    $19,027    $ 2,438
Other comprehensive income, net of tax:
 Unrealized holding gains (losses) arising during the year.....................  (1,240)     1,854        939
 Less:
 Reclassification adjustment for realized (losses) gains included in net income     876      1,994     (1,398)
                                                                                 -------    -------   -------
Other comprehensive income (loss)..............................................  (2,116)      (140)     2,337
                                                                                 -------    -------   -------
Comprehensive income........................................................... $29,674    $18,887    $ 4,775
                                                                                 =======    =======   =======

Other comprehensive income is reported net of income tax (benefit) expense of $(1,139), $(75) and $1,259 for 2004, 2003 and 2002, respectively.

5. Deferred Acquisition Costs ("DAC") and Deferred Sales Inducements ("DSI")

The components of the change in DAC were as follows:


                                                                For the Years Ended
                                                                   December 31
                                                                -----------------
                                                                  2004      2003
                                                                --------  --------
                                                                  ($ thousands)
Balance at January 1........................................... $132,132  $ 96,042
Change in accounting principle.................................    1,948        --
Capitalization.................................................   55,894    41,751
Amortization...................................................      962    (7,876)
Effect of net unrealized gains on securities available-for-sale      528     2,215
                                                                --------  --------
Balance at December 31......................................... $191,464  $132,132
                                                                ========  ========

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                               December 31, 2004

                           (In thousands of dollars)

5. Deferred Acquisition Costs ("DAC") and Deferred Sales Inducements ("DSI") -- (continued)


The components of the change in DSI were as follows:

                                                                For the Years Ended
                                                                   December 31
                                                                ------------------
                                                                  2004      2003
                                                                -------   -------
                                                                  ($ thousands)
Balance at January 1........................................... $23,280   $19,121
Capitalization.................................................   5,958     4,890
Amortization...................................................  (2,024)   (1,205)
Effect of net unrealized gains on securities available-for-sale     (61)      474
                                                                -------   -------
Balance at December 31......................................... $27,153   $23,280
                                                                =======   =======

6. Income Taxes

The components of income tax expense (benefit) were as follows:

                                          For the Years Ended December 31
                                          ------------------------------
                                             2004       2003      2002
                                           -------    ------    ------
                                              ($ thousands)
                Current expense (benefit) $  (138)    $  220     $(62)
                Deferred expense.........  15,560      8,804      230
                                           -------     ------    ----
                Total Expense............ $15,422     $9,024     $168
                                           =======     ======    ====

Total expenses differ from the statutory rate due principally to the dividends received deduction. The tax benefit resulting from the dividends received deduction was $1,019, $800, and $759 for the years ended December 31, 2004, 2003 and 2002, respectively.

Components of the Company's net deferred tax liability were as follows:

                                                        As at December 31
                                                       ------------------
                                                         2004      2003
                                                       --------  --------
                                                          ($ thousands)
     Deferred tax assets:
     Reserves......................................... $ 13,920  $  7,236
     Net operating loss carryforwards.................    5,172    13,741
     Investments......................................       --       881
                                                       --------  --------
      Deferred tax assets.............................   19,092    21,858
                                                       --------  --------
     Deferred tax liabilities:
     Deferred acquisition costs.......................  (46,134)  (32,514)
     Unrealized gains on securities available-for-sale     (364)   (1,373)
     Other............................................   (3,058)   (3,860)
                                                       --------  --------
      Deferred tax liabilities........................  (49,556)  (37,747)
                                                       --------  --------
      Net deferred tax liability...................... $(30,464) $(15,889)
                                                       ========  ========

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                               December 31, 2004

                           (In thousands of dollars)

6. Income Taxes -- (continued)


The Company will file a separate federal and State of New York income tax return. Prior to 2002, the Company filed a consolidated tax return with the Manufacturers Life Insurance Company of North America. A tax sharing agreement set forth the manner in which each company's provision (benefit) was computed as if it filed a separate tax return. The tax charge to each of the respective companies was not more than that company would have paid on a separate return basis.

The Company paid an installment of $308 for 2004 and $153 for 2003. For 2002, the Company received a refund of $1,009.

At December 31, 2004, the Company has operating loss carryforwards of $14,778 that begin to expire in 2017. The Company believes that it will realize the full benefit of its deferred tax assets.

7. Shareholder's Equity

The Company has one class of common stock:

                                                     As at December 31
                                                     -----------------
                                                      2004     2003
                                                      ------   ------
                                                     ($ thousands)
              Authorized:
               3,000,000 Common shares, par value $1     --       --
              Issued and outstanding:
               2,000,001 Common shares.............. $2,000   $2,000

By a certificate of amendment dated September 19, 2002 and approved by the New York Superintendent of Insurance on September 23, 2002, the Company amended its charter to increase the number of authorized shares of capital stock from 2 million at one dollar par value to 3 million at one dollar par value.

On July 31, 2002 and by resolution of the Executive Committee of ManUSA's Board of Directors dated July 25, 2002, ManUSA contributed $40,000 in capital to the Company

The maximum amount of dividends that may be paid by life insurance companies without prior approval of the New York Insurance Commissioner is subject to restrictions relating to statutory surplus and net statutory gain from operations. The aggregate statutory capital and surplus of the Company at December 31, 2004 was $50,980 (2003, $52,155). The aggregate statutory net income of the Company for the year ended 2004 was $20,629 (2003, $2,401; net loss for 2002, $25,919, respectively). State regulatory authorities prescribe statutory accounting practices that differ in certain respects from GAAP followed by stock life insurance companies in the United States. The significant differences relate to investments, deferred acquisition costs, deferred income taxes, non-admitted asset balances, and reserves. NAIC statutory reserving guidelines and/or interpretations of those guidelines may change in the future. Such changes may require the Company to modify, perhaps materially, its statutory-based reserves for variable annuity contracts.

8. Reinsurance

At December 31, 2004, the Company had treaties with nineteen reinsurers, seventeen unaffiliated and two affiliated. The per policy life risk retained by the Company is 10% of a policy, up to a maximum of $100. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations. In 2004, there were three recoveries under these agreements totaling a recovery of $4,768 on $4,850 of death claims; of which a recovery of $200 on a $3,000 death claim related to an affiliated reinsurer.

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                               December 31, 2004

                           (In thousands of dollars)

8. Reinsurance -- (continued)


At December 31, 2004, the Company had deferred stop loss reinsurance agreements with two unaffiliated reinsurers to cover a portion of the risk associated with variable annuity minimum death benefit guarantee claims. The Company paid $3,492 and $1,541 in reinsurance premiums for the years ended December 31, 2004 and 2003, respectively. The agreements have a term of fifteen years, at the end of which a settlement will be made. The Company has accounted for these agreements using the deposit method.

Reinsurance premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

9. Related Party Transactions

The Company utilizes various services provided by MLI and its affiliates. Such services include legal, personnel, marketing, investment accounting, and other corporate services. Pursuant to an administrative services agreement effective for 2001 and beyond, all intercompany services, except for investment services, are billed through ManUSA to the Company. Prior to 2001, such services were billed directly by MLI. Pursuant to an investment services agreement, all investment services are billed directly by MLI to the Company. For the years ended December 31, 2004, 2003, and 2002, the Company was billed administrative and investment service expenses of $23,450, $21,860 and $18,380, respectively, from the MLI group of affiliated companies. At December 31, 2004 and 2003, the Company had a net liability to the MLI group of affiliated companies of $7,301 and $4,246 respectively, for services provided.

Effective January 1, 2002, Manulife Financial Services, LLC, a wholly owned subsidiary of ManUSA, became the exclusive distributor of all contracts issued by the Company. Prior to 2002, MSS was the exclusive distributor. For the years ended December 31, 2004, 2003, and 2002, the Company was billed underwriting commissions of $53,748, $38,351 and $27,615 respectively. The Company had a net liability for services provided of $1,117 and $845 at December 31, 2004 and 2003, respectively. In addition, the Company had a receivable from MSS relating to distributions of $3,677 and $2,940, which was included in accrued investment income at December 31, 2004 and 2003, respectively.

10. Employee Benefits

a) Retirement Plan

The Company participates in a non-contributory pension plan entitled "The Manulife Financial U.S. Cash Balance Plan" (the "Plan"), which is sponsored by the Company's parent ManUSA. Effective January 1, 2002, Manulife Wood Logan employees commenced earning a benefit under the Plan. Effective July 1, 2002, the Wood Logan Associates, Inc. Pension Plan, which was frozen as of December 31, 2001, was merged into the Plan.

The Plan provides benefits to participants who have three years of vesting service with the Company. Such benefits are a function of the length of service with the Company as well as the final average earnings of the plan participant. The normal form of payment under the Plan is a life annuity, payable at the normal retirement age of 65, and is actuarially equivalent to the cash balance account. Various optional forms of payment are available, including a lump sum. Early retirement benefits are actuarially equivalent to the cash balance account, but are subsidized for plan participants who were age 45 with 5 or more years vesting service with the Company as at July 1, 1998 and who terminate employment after attaining age 50 and have completed 10 years of service.

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                               December 31, 2004

                           (In thousands of dollars)

10. Employee Benefits -- (continued)


Cash balance accounts are credited annually with contribution credits and semi-annually with interest credits. Future contribution credits under the Plan vary based on service. Interest credits are a function of the 1-year U.S. Treasury Constant Maturity yields plus 0.25%, but no less than 5.25% per year.

Actuarial valuations of projected plan benefit obligations are based on projected salaries, an assumed discount rate, best estimates of investment yields on plan assets, mortality of plan participants, employee termination, and ages at retirement. Pension costs that relate to current service are funded as they accrue and are accounted for by the plan sponsor in the current period. Vested benefits are fully funded. Experience gains and losses outside of a corridor are amortized into the income of the sponsor over the estimated average remaining service lives of the plan participants. No contributions were made during the current or prior year because the Plan was subject to the full funding limitation under the Internal Revenue Code.

At December 31, 2004, the projected and accumulated benefit obligation to the participants of the Plan was $78,272 (2003, $76,403), and $69,166 (2003,
$67,247), respectively, which was based on an assumed interest rate of 5.75% (2003, 6.00%). The fair value of the Plan assets totaled $73,990 (2003, $70,643).

b) 401(k) Plan

The Company participates in a defined contribution 401(k) Savings Plan sponsored by ManUSA. This plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The costs associated with the Plan were charged to the Company and were not material.

c) Postretirement Benefit Plan

In addition to the above plans, the Company participates in a postretirement benefit plan that is sponsored by ManUSA. This plan provides retiree medical and life insurance benefits to those who have attained age 50 and have 10 or more years of service with the Company. It provides the medical coverage for retirees and spouses under age 65. When the retirees or the covered spouses reach age 65, Medicare provides primary coverage and this plan provides secondary coverage. This plan is contributory with the amount of contribution based on the service of the employees as at the time of retirement. This plan provides the retiree with a life insurance benefit of 100% of the salary just prior to retirement, with a maximum of $150. The amount is reduced to 65% on the first of January following retirement, and is further reduced to 30% at age 70.

The postretirement benefit cost, which includes the expected cost of postretirement benefits for newly eligible employees and for vested employees, interest cost, and gains/losses arising from differences between actuarial assumptions and actual experience, is accounted for by the plan sponsor ManUSA. This plan is unfunded.

Retirees who retired prior to July 1, 2001, or active participants who had attained age 50 and had completed 10 years of service with the Company as of July 1, 2001, were grandfathered and can elect to benefit from either the current plan or the prior plan at retirement.

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                               December 31, 2004

                           (In thousands of dollars)

11. Fair Value of Financial Instruments


The carrying values and estimated fair values of the Company's financial instruments at December 31 were as follows:

                                              2004                  2003
                                      --------------------- ---------------------
                                       Carrying    Fair      Carrying    Fair
                                        Value      Value      Value      Value
                                      ---------- ---------- ---------- ----------
Assets:
Fixed-maturity securities............ $  211,834 $  211,834 $  153,194 $  153,194
Policy loans.........................     17,960     17,960     11,109     11,109
Short-term investments...............    166,497    166,497    205,970    205,970
Cash.................................     35,947     35,947     18,994     18,994
Separate account assets..............  3,065,926  3,065,926  2,144,890  2,144,890
Liabilities:
Policyholder liabilities and accruals $  433,518    409,386 $  375,934 $  357,787
Separate account liabilities.........  3,065,926  3,065,926  2,144,890  2,144,890

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments:

Fixed-Maturity Securities: Fair values for fixed-maturity securities were obtained from an independent pricing service.

Policy Loans: Carrying values approximate fair values.

Short-Term Investments and Cash: Carrying values approximate fair values.

Separate Account Assets and Liabilities: The carrying values in the balance sheet for separate account assets and liabilities approximate their fair values.

Policyholder Liabilities and Accruals: Fair values of the Company's liabilities under contracts not involving significant mortality risk are estimated to be the net cash surrender value or the cost the Company would incur to extinguish the liability.

12. Leases

The Company leases office space under various operating lease agreements, which will expire in August of 2005. For the years ended December 31, 2004, 2003 and 2002, the Company incurred rent expense of $160, $244 and $282, respectively.

The minimum lease payments associated with the office space under the operating lease agreements are as follows:

                                       Minimum Lease
                            Year ended   Payments
                            ---------- -------------
                              2005....      $95
                                            ---
                              Total...      $95
                                            ===

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                               December 31, 2004

                           (In thousands of dollars)

13. Capital Maintenance Agreement


Pursuant to a capital maintenance agreement and subject to regulatory approval, MLI has agreed to maintain the Company's statutory capital and surplus at a specified level and to ensure that sufficient funds are available for the timely payment of contractual obligations.

14. Contingencies

The Company is subject to various lawsuits that have arisen in the course of its business. Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation to the financial position of the Company.

15. Certain Separate Accounts

The Company issues variable annuity contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder. All contracts contain certain guarantees (variable contracts with guarantees) which are discussed more fully below.

During 2004 and 2003, there were losses on transfers of assets from the general account to the separate accounts of $0.2 million. The assets supporting the variable portion of the variable annuity contracts are carried at fair value and reported as summary total separate account assets with an equivalent summary total reported for liabilities. Amounts assessed against the contract holders for mortality, administrative, and other services are included in revenue and changes in liabilities for minimum guarantees are included in policyholder benefits in the Company's Statements of Income. Separate account net investment income, net investment gains and losses, and the related liability changes are offset within the same line items in the Company's Statements of Income.

The deposits related to the variable life insurance contracts are invested in separate accounts and the Company guarantees a specified death benefit if certain specified premiums are paid by the policyholder, regardless of separate account performance.

The variable annuity contracts are issued through separate accounts and the Company contractually guarantees to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, or
(b) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary. Business issued after December 31, 2002 has a proportional partial withdrawal benefit instead of a dollar-for-dollar relationship.

Variable annuity policyholders can also elect guarantees that provide either a minimum benefit payable in the event of death or annuitization or a minimum partial withdrawal amount during the accumulation period.

Reinsurance has been utilized to mitigate risk related to guaranteed minimum death benefits and guaranteed minimum income benefits.

The Company's variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed on the following page are not mutually exclusive. For guarantees of amounts in the event of death, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. For guarantees of amounts at annuitization, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For guarantees of partial withdrawal amounts, the net amount at risk is defined as the current guaranteed withdrawal amount minus the current account value. The tables below show the net amount at risk both gross and net of reinsurance for the following variable contracts with guarantees at December 31, 2004 and 2003 (all dollar amounts are in units of $1 million).

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                               December 31, 2004

                           (In thousands of dollars)

15. Certain Separate Accounts -- (continued)



                                                                     December 31, December 31,
                                                                         2004         2003
                                                                     ------------ ------------
Return of net deposits
 Account value......................................................   $  232.7     $  124.5
 Net amount at risk -- gross........................................        2.0          1.5
 Net amount at risk -- net..........................................        0.6          0.5
Highest anniversary account value minus withdrawals post-anniversary
 Account value......................................................   $2,196.7     $1,698.1
 Net amount at risk -- gross........................................      164.4        219.2
 Net amount at risk -- net..........................................       49.2         65.7
Guaranteed Minimum Income Benefit
 Account value......................................................   $  696.7     $  408.9
 Net amount at risk -- gross........................................        1.0          0.3
 Net amount at risk -- net..........................................        0.0          0.0
Guaranteed Minimum Withdrawal Benefit
 Account value......................................................   $  224.1     $    0.0
 Net amount at risk -- gross........................................        0.0          0.0
 Net amount at risk -- net..........................................        0.0          0.0

For purposes of modeling risk, account balances of variable contracts with guarantees have been allocated to Separate Account mutual funds with the following characteristics (in units of $1 million), as of December 31, 2004 and December 31, 2003, respectively:

                                                                 December 31, December 31,
Asset Class          Index                                           2004         2003
-----------          -----                                       ------------ ------------
Large Cap Equity     S&P 500                                       $  750.8     $  550.0
High Quality Bond    Ibbottson US Intermediate Term Gov't Bond        271.8        263.2
High Yield Bond      Ibbottson Domestic High Yield Bond                62.0         62.9
Balanced             60% Large Cap Equity, 40% High Quality Bond      663.3        351.9
Small Cap Equity     Ibbottson US Small Cap Stock                     244.7        191.4
International Equity MSCI EAFE                                         71.0         50.6
Global Equity        MSCI World                                        35.0         29.1
Real Estate          NAREIT                                            23.7         15.0
                                                                   --------     --------
                     Total                                         $2,122.3     $1,514.1
                                                                   ========     ========

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                               December 31, 2004

                           (In thousands of dollars)

15. Certain Separate Accounts -- (continued)


The following table summarizes the gross reserves and ceded assets for guarantees on variable contracts reflected in the general account (in units of $1 million), as of December 31, 2004:

                                                 Guaranteed Guaranteed
                                    Guaranteed    Minimum    Minimum
                                      Minimum      Income   Withdrawal
                                   Death Benefit  Benefit    Benefit
                                      (GMDB)       (GMIB)     (GMWB)   Totals
                                   ------------- ---------- ---------- ------
  Balance at January 1, 2004......     $ 2.6        $0.2       N/A     $ 2.8
  Incurred guarantee benefits.....       2.0         0.0       N/A       2.0
  Other reserve changes...........       5.6         1.3       N/A       6.9
                                       -----        ----               -----
  Balance at December 31, 2004....       6.2         1.5       N/A       7.7
  Reinsurance recoverable.........      (3.8)        0.0       N/A      (3.8)
                                       -----        ----               -----
  Net balance at December 31, 2004     $ 2.4        $1.5       N/A     $ 3.9
                                       =====        ====               =====

The gross reserve and ceded asset for GMDB and the gross reserve for GMIB are determined using SOP 03-1. The gross reserve for GMWB and the ceded asset for GMIB are determined according to FAS 133. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The following assumptions and methodology were used to determine the above amounts:

  . Data used included 1,000 stochastically generated investment performance scenarios. For FAS 133 purposes, risk neutral scenarios have been used

  . Mean return and volatility assumptions have been determined for each of the asset classes noted above.

  .   Annuity mortality was assumed to be 90% of the Annuity 2000 table.

  . Annuity lapse rates vary by contract type and duration and range from 1 percent to 45 percent.

  .   Partial withdrawal rates are approximately 4% per year.

  . The discount rate is 7.0% in the SOP 03-1 calculations and 4.8% for FAS 133 calculations.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                                POWER OF ATTORNEY

We, the undersigned Directors of John Hancock Life Insurance Company of New York (the "Company") do hereby constitute and appoint Richard Harris, Peter Copestake, James D. Gallagher, Nicole K. Humblias and Kimberly Ciccarelli, James Hoodlet, Arnold Bergman or any one of them, our true and lawful attorneys to execute for us and in our names in the capacities indicated below i) registration statements and reports and other filings to be filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended (the "1933 Act") and /or the Investment Company Act of 1940, as amended (the "1940 Act") and (ii) reports and other filings to be filed with the SEC (or any regulatory entity) pursuant to the Securities Exchange Act of 1934 (the "1934 Act") and to do any and all acts and things and to sign or execute any and all instruments for us, in our names, in the capacities indicated below, which said attorney, may deem necessary or advisable to enable the Company to comply with the 1933 Act, the 1940 Act and the 1934 Act, and any rules, regulations and requirements of the SEC, in connection with such registration statements, reports and filings made under the 1933 Act, the 1940 Act and the 1934 Act including specifically, but without limitation, power and authority to sign or execute for us, in our names, and in the capacities indicated below, (i) any and all amendments (including post-effective amendments) to such registration statements and (ii) Form 10-Ks and Form 10-Qs filed under the 1934 Act; and we do hereby ratify and confirm all that the said attorneys, or any of them, shall do or cause to be done by virtue of this power of attorney. This Power of Attorney is intended to supersede any and all prior Powers of Attorney in connection with the above-mentioned acts.

Dated as of the 24th date of February, 2005.

/s/ Alison Alden                        /s/ Ruth Ann Fleming
-----------------------------------     ----------------------------------------
Alison Alden                            Ruth Ann Fleming

/s/ Bruce Avedon                        /s/ James D. Gallagher
-----------------------------------     ----------------------------------------
Bruce Avedon                            James D. Gallagher

/s/ Thomas Borshoff                     /s/ Neil M. Merkl
-----------------------------------     ----------------------------------------
Thomas Borshoff                         Neil M. Merkl

/s/ James R. Boyle                      /s/ Bradford J. Race, Jr.
-----------------------------------     ----------------------------------------
James R. Boyle                          Bradford J. Race, Jr.

/s/ Robert A. Cook                      /s/ Joseph M. Scott
-----------------------------------     ----------------------------------------
Robert A. Cook                          Joseph M. Scott

/s/ Marc Costantini                     /s/ Bruce R. Speca
-----------------------------------     ----------------------------------------
Marc Costantini                         Bruce R. Speca

/s/ John D. DesPrez III
-----------------------------------
John D. DesPrez III

                                POWER OF ATTORNEY

        I, James Brockelman, in my capacity as a Director of John Hancock Life Insurance Company of New York(the "Company"), do hereby constitute and appoint, John D. DesPrez III, James D. Gallagher, Yiji Starr, Emanuel Alves, Frank Knox, John Danello, Arnold R. Bergman, and James C. Hoodlet or any of them individually, with full power of substitution, my true and lawful attorneys and agents to execute, in the name of, and on behalf of, the undersigned as a member of said Board of Directors, the Registration Statements under the Securities Act of 1933 and the Investment Company Act of 1940, each amendment to the Registration Statements, and filings required by the Securities Exchange Act of 1934, to be filed with the Securities and Exchange Commission for the Company, the Company's registered Separate Accounts as described on the next page, and any other variable annuity or variable life insurance separate account of the Company in existence on the date hereof or hereafter lawfully created and to take any and all action and to execute in the name of, and on behalf of, the undersigned as a member of said Board of Directors or otherwise any and all instruments, including applications for exemptions from such Acts, which said attorneys and agents deem necessary or advisable to enable the Company or any variable annuity or variable life insurance separate account of the Company to comply with the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and the rules, regulations and requirements of the Securities and Exchange Commission in respect thereof; and the undersigned hereby ratifies and confirms as his or her own act and deed all that each of said attorneys and agents shall do or cause to have done by virtue hereof. Each of said attorneys and agents shall have, and may exercise, all of the powers hereby conferred.

This Power of Attorney is intended to supersede any and all prior Power of Attorneys in connection with the above mentioned acts, and is effective June 29, 2005 and remains in effect until revoked or revised.

Signature                              Title                   Date
---------                              -----                   ----

/s/ James Brockelman                   Director                August 25, 2005
----------------------------
James Brockelman

PART C
OTHER INFORMATION

Item 27. Exhibits

The following exhibits are filed as part of this Registration Statement:

        (a) Resolutions of Board of Directors of First North American Life Assurance Company establishing FNAL Variable Life Account I (now referred to as Separate Account B). Incorporated by reference to exhibit A (1) file number 333-33351 filed with the Commission on August 8, 1997 on behalf of FNAL.

        (b) Not applicable.

        (c) (1) Underwriting and Distribution Agreement between John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York) (Depositor) and Manufacturers Securities Services, LLC (Underwriter). Incorporated by reference to Exhibit (3) (A) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

        (2) Selling Agreement between John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York), Manufacturers Securities Services, LLC (Underwriter), Selling Broker Dealers, and General Agent. Incorporated by reference to Exhibit (3) (B) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

        (d) (1) Form of Specimen Flexible Premium Variable Universal Life Insurance Policy, filed herewith.

        (2) Form of Specimen Supplementary Benefit Extended No-Lapse Guarantee Rider, filed herewith.

        (3) Form of Specimen Disability Benefit Rider Payment of Specified Premium in Event of Life Insured's Total Disability as Defined and Limited, filed herewith.

        (4) Form of Specimen Accelerated Death Benefit Rider, filed herewith.

        (e) Form of Specimen Application for a Protection VUL life insurance policy, filed herewith.

        (f) (1) Declaration of Intention and Charter of First North American Life Assurance Company. Incorporated by reference to Exhibit (6)(A)(I) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

        (a) Certificate of amendment of the Declaration of Intention and Charter of First North American Life Assurance Company. Incorporated by reference to Exhibit (6)(A)(II) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

        (b) Certificate of Amendment of the Declaration of Intention and Charter of the The Manufacturers Life Insurance Company of New York dated October 17, 1997. Incorporated by reference to Exhibit (6)(A)(III) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

        (c) Certificate of Amendment of the Declaration of Intention and Charter of The Manufacturers Life Insurance Company of New York effective January 1, 2005, filed herewith.

        (2) By-laws of the John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York). Incorporated by reference to Exhibit (6)(B) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

        (g) Form of Reinsurance Agreement between John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New
York) and The Manufacturers Life Insurance Company (USA). Incorporated by reference to Exhibit A(8)(a) to pre-effective amendment No. 1 file number 333-33351 filed with the Commission on March 16, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.

        (h) (1) Form of Participation Agreement among The Manufacturers Insurance Company (U.S.A.), The Manufacturers Insurance Company of New York, PIMCO Variable Insurance Trust and PIMCO Advisors Distributors LLC dated April 30, 2004. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

        (2) Participation Agreement among John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company and John

Hancock Trust. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

        (i) (1) Administrative Services Agreement between The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of New York dated October 1, 1997 Incorporated by reference to Exhibit (8)(A) to post-effective amendment No. file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

        (a) Form of Administrative Services Agreement between The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of New York dated January 1, 2001, filed herewith.

        (b) Form of Amendment No. 1 to Administrative Services Agreement effective January 1, 2001, filed herewith.

        (2) Form of Investment Services Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company dated 1997, filed herewith.

        (j) Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. Incorporated by reference to Exhibit
(a)(6) to pre-effective amendment no. 1 file number 333-33504 filed with the Commission on May 3, 2001.

        (k) Opinion and consent of Gretchen H. Swanz, Secretary and Counsel of The Manufacturers Life Insurance Company of New York dated April 9, 2001 Incorporated by reference to Exhibit (2)(a) to pre-effective amendment no. 1 file number 333-33504 filed with the Commission on May 3, 2001.

        (l) Not Applicable.

        (m) Not Applicable.

        (n) Consent of Independent Registered Public Accounting Firm, filed herewith.

        (o) Not Applicable.

        (p) Not Applicable.

        (q) Not Applicable.

        Powers of Attorney

        (i) Powers of Attorney are incorporated by reference to Exhibit A(7) to pre-effective amendment No. 1 file number 333-33351, filed with the Commission on March 17, 1998 on behalf of The Manufacturers Life Insurance Company of
New York Separate Account B.

        (ii) Powers of Attorney, James O'Malley and Thomas Borshoff incorporated by reference to Exhibit (b)(14)(b) to post-effective amendment no. 6 file number 33-79112, filed with the Commission on March 2, 1999.

        (iii) Power of Attorney, Bradford J. Race incorporated by reference to
Exhibit 7(iii) to post-effective amendment no. 1 file number 333-33504 filed with the Commission on April 29, 2002.

        (iv) Powers of Attorney, Alison Alden, Bruce Avedon, James R. Boyle, Robert A. Cook, Marc Costantini, John D. DesPrez III, Ruth Ann Fleming, James
D. Gallagher, Neil Merkl,Joseph Scott and Bruce Speca incorporated by reference to Exhibit (iv) to post-effective amendment no. 3 file number 333-88972 filed with the Commission on February 26, 2004.

        (v) Powers of Attorney, Alison, Alden, Bruce Avedon, Thomas Borshoff, James R. Boyle, Robert A. Cook, Marc Costantini, John D. DesPrezIII, Ruth Ann Fleming, James D. Gallagher, Neil M. Merkl, Bradford J. Race, Jr., Joseph M. Scott, and Bruce R. Speca dated February 24, 2005 and James Brockelman dated August 25, 2005 filed herewith.

Item 28. Directors and Officers of the Depositor

OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) as of August 25, 2005

Name and Principal Business Address
Directors                            Position with Depositor
-----------------------------------  -----------------------
Alison Alden
601 Congress Street
Boston, MA 02210 ..................  Director
Bruce Avedon
6601 Hitching Post Lane
Cincinnati, OH 45230 ..............  Director
Thomas Borshoff
3 Robin Drive
Rochester, NY 14618 ...............  Director

James R. Boyle
601 Congress Street
Boston, MA 02210 ..................  Director
James Brockelman
601 Congress Street
Boston, MA 02210 ..................  Director
Robert A. Cook
601 Congress Street
Boston, MA 02210 ..................  Director
Marc Costantini
601 Congress Street
Boston, MA 02210 ..................  Director
John D. DesPrez III
601 Congress Street
Boston, MA 02210 ..................  Director
Ruth Ann Fleming
205 Highland Avenue
Short Hills, NJ 07078 .............  Director
James D. Gallagher
601 Congress Street
Boston, MA 02210 ..................  Director
Neil M. Merkl
35-35 161st Street
Flushing, NY 11358 ................  Director
Bradford J. Race, Jr.
136 East 64th Street
New York, NY 10021 ................  Director
Bruce R. Speca
601 Congress Street
Boston, MA 02210 ..................  Director

Officers
--------
John D. DesPrez III ...............  Chairman
James D. Gallagher ................  President
Peter Copestake ...................  Senior Vice President and Treasurer
Andrew Corselli ...................  Secretary and Chief Legal Counsel
Richard Harris ....................  Appointed Acturary
Patricia Cassidy ..................  Illustration Actuary
Naveed Irshad .....................  Illustration Officer
Nicole K. Humblias ................  Chief Administrative Officer
James P. O'Malley .................  Executive Vice President, Group Pensions
Robert Cook .......................  Executive Vice President, Insurance
James Boyle .......................  Executive Vice President, Annuities
Yiji Starr ........................  Vice President and Chief Investment Officer
Patrick Gill ......................  Controller
Brooks Tingle .....................  Insurance Administration
Jill Rebman .......................  Insurance Administration
Gregory Mack ......................  Vice President, Distribution

Item 29. Persons Controlled by or Under Common Control with the Depositor or the Registrant

John Hancock Life Insurance Company of New York

Cavalier Cable, Inc.
The Manufacturers Life Insurance Company of America
John Hancock Investment Management Services, LLC
Manulife Service Corporation
Polymerix Corporation
Ennal, Inc.
John Hancock Distributors, LLC

Ironside Venture Partners I LLC
Ironside Venture Partners II LLC
Avon Long Term Care Leaders LLC
Flex Holding, LLC
Manulife Leasing Co., LLC
Aegis Analytical Corporation
NewRiver Investor Communications Inc.
Manulife Property Management of Washington, D.C., Inc.
ESLS Investment Limited, LLC
Flex Leasing I, LLC
Dover Leasing Investments, LLC

Item 30. Indemnification

        Article 10 of the Charter of the Company provides as follows:

        TENTH: No director of the Corporation shall be personally liable to the Corporation or any of its shareholders for damages for any breach of duty as a director; provided, however, the foregoing provision shall not eliminate or limit (i) the liability of a director if a judgment or other final adjudication adverse to such director establish that his or her such acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions (a) which he or she knew or reasonably should have known violated the New York Insurance Law or (b) which violated a specific standard of care imposed on directors directly, and not by reference, by a provision of the New York Insurance Law (or any regulations promulgated thereunder) or (c) which constituted a knowing violation of any other law, or establishes that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled or (ii) the liability of a director for any act or omission prior to the adoption of this Article by the shareholders of the Corporation. Any repeal or modification of this Article by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

        Article VII of the By-laws of the Company provides as follows:

        Section VII.1. Indemnification of Directors and Officers. The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator, testatrix or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation, except that no indemnification under this Section shall be made in respect of (1) a threatened action, or a pending action which is settled or is otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or , if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

        The Corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator, testatrix or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.

        The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.

        Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

        Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriter

        a. Set forth below is information concerning other investment companies for which John Hancock Distributors, LLC ("JHD LLC"), the principal underwriter of the contracts, acts as investment adviser or principal underwriter.

Name of Investment Company                        Capacity in Which Acting
--------------------------                        ------------------------
John Hancock Life Insurance
Company (U.S.A.) Separate Account H ...........   Principal Underwriter
John Hancock Life Insurance
Company (U.S.A.) Separate Account I ...........   Principal Underwriter
John Hancock Life Insurance
Company (U.S.A.) Separate Account J ...........   Principal Underwriter
John Hancock Life Insurance
Company (U.S.A.) Separate Account K ...........   Principal Underwriter
John Hancock Life Insurance
Company (U.S.A.) Separate Account M ...........   Principal Underwriter
John Hancock Life Insurance
Company of New York Separate Account A ........   Principal Underwriter
John Hancock Life Insurance
Company of New York Separate Account B ........   Principal Underwriter

        b. John Hancock Life Insurance Company (U.S.A.) is the sole member of JHD LLC and the following officers of John Hancock Life Insurance Company (U.S.A.) have power to act on behalf of JHD LLC: John DesPrez* (Chairman) and Marc Costantini* (Senior Vice President and Chief Financial Officer). The board of managers of JHD LLC (consisting of Gary Buchanan**, Robert Cook* and John Vrysen***) may also act on behalf of JHD LLC.

*Principal business office is 601 Congress Street, Boston, MA 02210 **Principal business office is 200 Bloor Street, Toronto, Canada M4W1E5 ***Principal business office is 680 Washington Blvd, Stamford, CT 06901

        c. None.

Item 32. Location of Accounts and Records

        All books and records are maintained at 100 Summit Lake Drive, Second Floor, Valhalla, New York 10595.

Item 33. Management Services

        None

Item 34. Fee Representation

        Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940 The Manufacturers Life Insurance Company of New York (the "Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this pre-effective amendment to the Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, as of the 16th day of November, 2005.

                 JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK

                               SEPARATE ACCOUNT B
                                  (Registrant)

                 JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK

                          By: /s/ John D. DesPrez III
                              -----------------------
                                John D. DesPrez III
                                     Chairman

                 JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK

                                   (Depositor)

                          By: /s/ John D. DesPrez III
                              -----------------------
                                John D. DesPrez III
                                     Chairman

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment to the Registration Statement has been signed by the following persons in the capacities indicated as of the 16th day of November, 2005.

Signatures                     Title
----------                     -----
/s/ Patrick Gill               Controller
-----------------------
Patrick Gill

/s/ Yiji Starr                 Senior Vice President and Chief Financial Officer
-----------------------
Yiji Starr

*                              Director
-----------------------
John D. DesPrez III

*                              Director
-----------------------
Alison Alden

*                              Director
-----------------------
Bruce Avedon

*                              Director
-----------------------
Thomas Borshoff

*                              Director
-----------------------
James R. Boyle

*                              Director
-----------------------
James Brockelman

*                              Director
-----------------------
Robert A. Cook

*                              Director
-----------------------
Marc Costantini

*                              Director
-----------------------
Ruth Ann Fleming

*                              Director
-----------------------
James D. Gallagher

*                              Director
-----------------------
Neil M. Merkl

*                              Director
-----------------------
Bradford J. Race, Jr.

*                              Director
-----------------------
Bruce R. Speca

/s/ James C. Hoodlet
-----------------------
James C. Hoodlet
Pursuant to Power of Attorney